As filed with the Securities and Exchange Commission on August 2, 2016
Registration No. 333- 212311

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM SF-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Daimler Retail Receivables LLC
(Depositor for the Issuers described herein)
(Exact name of registrant as specified in its charter)

Delaware	95-3477910	333-212311	0001463814
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

Mercedes-Benz Financial Services USA LLC
 (Exact name of sponsor as specified in its charter)
Central Index Key Number of sponsor:  0001540252

36455 Corporate Drive
Farmington Hills, Michigan 48331
(702) 407-4317
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven C. Poling, Esq.
Daimler Retail Receivables LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331
(248) 991-6632
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Dale W. Lum	Siegfried Knopf
Sidley Austin LLP	Sidley Austin LLP
555 California Street	787 7th Avenue
San Francisco, California 94104	New York, New York 10019
(415) 772-1200	(212) 839-5334

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement as determined by market conditions.
If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒
If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Asset Backed Notes	(2)	100%	(2)	(2)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	An unspecified amount of Asset Backed Notes is being registered in reliance on Rules 456(c) and 457(s) of the Rules and Regulations under the Securities Act of 1933. $326,444.97 of the aggregate registration fee related to the securities to be offered hereby will be offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933 by the registration fees paid in connection with $2,848,560,000 unsold Asset Backed Notes registered under Registration Statement No. 333-181985, filed on June 7, 2012, and amended by Amendment No. 1 to Form S-3 filed on August 7, 2012.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS, DATED _________, 20[__]

PROSPECTUS

$____________ [[or $____________(1)]]*
Mercedes-Benz Auto Receivables Trust 20[__]-[_]
Issuer
(CIK: __________)
$__________[(2)] _____% Class A-1 Asset Backed Notes
$__________[(2)] _____% Class A-2[A] Asset Backed Notes[(3)]
[$__________ LIBOR + _____% Class A-2B Asset Backed Notes(3)]
$__________[(2)] _____% Class A-3 Asset Backed Notes
$__________[(2)] _____% Class A-4 Asset Backed Notes
[$_____________[(2)] ___% Class B Asset Backed Notes]

[[(1)	The determination regarding the initial principal amount of the Notes will be made no later than the day of pricing.]]
[[(2)	If the aggregate principal amount of the Notes to be issued is $___________, the aggregate initial principal amount of the classes of Notes will be as set forth in the above table. If the aggregate principal amount of the Notes to be issued is $__________, the aggregate initial principal amount of the classes of Notes will be $__________ of the Class A-1 Notes, $___________ aggregate amount of the Class A-2A Notes and the Class A-2B Notes, $______________ of the Class A-3 Notes, [and] $_______________ of the Class A-4 Notes [and $____________ of the Class B Notes].]]
[(3)	The aggregate principal amount of the Class A-2A and Class A-2B Notes will be $_________ but the allocation of such aggregate principal amount between the Class A-2A and Class A-2B notes will be determined no later than the day of pricing. The Depositor expects that the initial principal amount of the Class A‑2B Notes will not exceed $__________[[, if the aggregate principal amount of the Class A-2A and Class A-2B Notes is $____________ (or $_______________, if the aggregate principal amount of the Class A-2A and Class A-2B Notes is $_____________).]]]
[All or a portion of the [Class [_]] Notes may be retained by the Depositor or one of its affiliates.][The Class [_] Notes are not offered hereby.]
__________________

Daimler Retail Receivables LLC Depositor (CIK: 0001463814)	Mercedes-Benz Financial Services USA LLC Sponsor, Servicer and Administrator (CIK: 0001540252)
The underwriters are offering the following classes of Notes pursuant to this prospectus:
	Price to Public		Underwriting Discounts and Commissions		Net Proceeds to the Depositor(1)
Class A‑1 Asset Backed Notes	$________.__	__._____%	$________.__	__.___%	$________.__	__._____%
Class A‑2[A] Asset Backed Notes	$________.__	__._____%	$________.__	__.___%	$________.__	__._____%
[Class A‑2B Asset Backed Notes	$________.__	__._____%	$________.__	__.___%	$________.__	__._____%]
Class A‑3 Asset Backed Notes	$________.__	__._____%	$________.__	__.___%	$________.__	__._____%
Class A‑4 Asset Backed Notes	$________.__	__._____%	$________.__	__.___%	$________.__	__._____%
[Class B Asset Backed Notes	$________.__	__._____%	$________.__	__.___%	$________.__	__._____%]
Total	$________.__		$________.__		$________.__

(1)	The net proceeds to the Depositor exclude expenses, estimated at $_______.

The price of the Notes will also include accrued interest, if any, from the date of initial issuance.  Distributions on the Notes will generally be made monthly on the [__]th day of each month or, if not a business day, on the next business day, beginning __________, 20[__].  The main sources for payment of the Notes are a pool of motor vehicle receivables, certain payments under the receivables and monies on deposit in a reserve fund as described herein.  Credit enhancement will consist of overcollateralization, excess interest collections on the receivables and a reserve fund [and, with respect to the class A notes, subordination of the class B notes].
The Notes will represent obligations of the issuer only and will not represent obligations of Daimler Retail Receivables LLC, Mercedes-Benz Financial Services USA LLC or any of their respective affiliates.

* Explanatory note: Items presented in this form of prospectus in double brackets (i.e., “[[“ and “]]”)provide a form for disclosure for inclusion in a Rule 424(h) prospectus offering two alternate note principal amounts secured by two related alternate receivables pools.

Before you purchase any notes, be sure you understand the structure and the risks.  You should read carefully the risk factors on page 18 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Delivery of the Notes, in book-entry form only, will be made through The Depository Trust Company against payment in immediately available funds, on or about __________, 20[__].

[Names of Underwriters]
__________, 20[__]

[To be included in Rule 424(h) filing of each pay-as-you-go takedown]
[Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Asset Backed Notes	$________	100%	$________	$________

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.]

Page
Selection of Receivables	52
Characteristics of the Receivables	54
[Asset-Level Data]	62
Review of Receivables	58
Representations and Warranties	63
MBFS USA Must Repurchase Certain Receivables	63
Static Pools	64
Asset Representations Review	65
Dispute Resolution for Repurchase Requests	67
Maturity and Prepayment Considerations	68
Weighted Average Lives of the Notes	69
Description of the Notes	75
Note Registration	75
Payments of Interest	75
Payments of Principal	76
Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default	77
Credit Enhancement	78
Notes Owned by the Issuer, the Depositor, the Servicer and their Affiliates	79
Note Factors and Trading Information	80
Events of Default	80
Rights Upon Event of Default	81
Notices	83
Governing Law	83
Noteholder Communication	83
Book-Entry Registration	84
Definitive Notes	85
Application of Available Funds	87
Sources of Funds for Distributions	87
Priority of Distributions	88
Fees and Expenses of the Issuer	90
Credit Risk Retention	90
Description of the Transaction Documents	93
Sale and Assignment of Receivables	94
The Trust Agreement and the Certificates	94
Accounts	94
Servicing the Receivables	95
Collections	96
Servicer Advances	96

Reading This Prospectus
This prospectus contains information about the Issuer and the terms of the Notes.
We suggest you read this prospectus in its entirety.  We include cross-references to sections in this document where you can find further related discussions.  Refer to the Table of Contents in this prospectus to locate the referenced sections.  Capitalized terms used in this prospectus are defined in the “Glossary of Terms”
You should rely only on information on the Notes provided in this prospectus.  Neither we nor the underwriters have authorized anyone to provide you with different information.  We and the underwriters are making offers to sell the Notes only in places where offers and sales are permitted.
This prospectus may contain forward-looking statements, including without limitation statistical information based on assumed facts.  Whenever we use words like “intends,” “anticipates” or “expects” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future.  Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate.  Any forward-looking statements in this prospectus speak only as of the date of this prospectus.  We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement, except as may be required under applicable federal securities laws.
In this prospectus, the terms “we,” “us” and “our” refer to Daimler Retail Receivables LLC.
Available Information
Daimler Retail Receivables LLC, as the Depositor for the Issuer, has filed a Registration Statement covering the securities offered by this prospectus with the SEC under the Securities Act.  This prospectus is part of the Registration Statement but the Registration Statement includes additional information.
The Registration Statement and any other materials filed by the Depositor or the Issuer with the SEC will be available for web site viewing and printing in the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m.  You may obtain additional information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains a website at http://www.sec.gov where you can find reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.
The Depositor has met the applicable registrant requirements of Section I.A.1. of the General Instructions to the Registration Statement [by having timely filed under Form 8-K the required certification and the transaction agreements for its prior offerings under this Registration Statement].
Mercedes-Benz Financial Services USA LLC, as the Servicer, will file for the Issuer annual reports on Form 10-K and distribution reports on Form 10-D, [monthly asset level data for the receivables on Form ABS-EE,] any current reports on Form 8-K and amendments to those reports with the SEC.  A copy of each such report may be obtained by any noteholder by request to the Indenture Trustee or the Depositor.  See “Description of the Transaction Documents—Reports to be Filed with the SEC”.
Incorporation of Certain Documents by Reference
The SEC allows us to “incorporate by reference” certain information that we file with the SEC.  The information incorporated by reference is considered to be part of this prospectus.  Information that we file later with the SEC that is incorporated by reference into this prospectus will automatically update the information in this prospectus.  In all cases, you should rely on the later information over different information included in this prospectus.  [We incorporate the asset-level data and information included as exhibits to the Form ABS-EE filed with the SEC by the date of filing of this prospectus with the SEC.]  We incorporate by reference into this prospectus any [future distribution report on Form 10-D,] current report on Form 8-K or any amendment to any such report, we file with the SEC prior to the termination of the offering of the notes offered by this prospectus.  These periodic reports will be filed under the name of the Issuer.
The Depositor will provide without charge to each person, including any beneficial owner of notes, to whom a copy of this prospectus is delivered, on request of any such person, a copy of any of the documents incorporated by reference into this prospectus.  Requests for such copies should be directed to:
Daimler Retail Receivables LLC
36455 Corporate Drive
Farmington Hills, MI  48331
 (248) 991-6700
This offer only includes the exhibits to such documents if such exhibits are specifically incorporated by reference in such documents.  You may also read and copy these materials at the public reference facilities of the SEC in Washington, D.C. referred to under “Available Information”.

Summary of Transaction
This chart provides only a simplified overview of the structure of this securitization transaction and the credit enhancement available for the Notes.  Refer to this prospectus for a further description.

Mercedes-Benz
Financial Services USA LLC
Sponsor and Servicer
Receivables
$
Daimler Retail Receivables
LLC
Depositor
Notes
Underwriters
Receivables
Notes and
Certificates(1)
Owner Trustee
Mercedes-Benz Auto
Receivables Trust 20[__]-[_]
Issuer
Indenture Trustee
Reserve Fund
Deposit(2)
Overcollateralization
– Initial amount(3)
– Target Overcollateralization Amount(4)
Excess
Spread(5)

(1)	The Certificates represent the residual interest that will be held initially by MBFS USA and represent the right to all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuer or make deposits in the Reserve Fund.
(2)	The Reserve Fund will be funded on the Closing Date at ___% of the Cutoff Date Pool Balance.
(3)	Overcollateralization is the amount by which the Pool Balance exceeds the Note Balance of the Notes. Initially, the overcollateralization for the Notes will be ___% of the Cutoff Date Pool Balance.
(4)	The Target Overcollateralization Amount will adjust each month and is calculated as described under “Description of the Notes — Credit Enhancement — Overcollateralization”.
(5)	Excess spread is available, as a portion of Available Funds, to make required principal payment on the Notes and, as a result, provides a source of funds to absorb losses on the Receivables and to increase overcollateralization until the Target Overcollateralization Amount is reached, as further described under “Description of the Notes — Credit Enhancement — Excess Spread”.

Transaction Credit Enhancement Diagram
This diagram is a simplified overview of the credit enhancement available for the Notes on the Closing Date for this securitization transaction and how credit enhancement is used to absorb losses on the Receivables.  You should read this prospectus completely for more details about the credit enhancement available for the Notes.

(1)	[The Class A Notes benefit from subordination of more junior classes to more senior classes. The order of the subordination varies depending on whether interest or principal is being paid and whether an event of default that results in acceleration occurred. For more details about subordination, you should read “Description of the Notes—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”, and “Application of Available Funds—Priority of Payments”.]
(2)	[[If the aggregate principal amount of the Notes to be issued is $___________, the percentage of the percentage of the Cutoff Date Pool Balance with respect to each class of Notes will be as set forth in the above table. If the aggregate principal amount of the Notes to be issued is $______________, the percentage of the Cutoff Date Pool Balance with respect to the Class A-1 Notes will be ___%, the Class A-2 Notes will be ___%, the Class A-3 Notes will be ___%[,] [and] the Class A-4 Notes will be ___% [and the Class B Notes will be ___%].]]
(3)	[The Class A-2 Notes will consist of the Class A-2A Notes and the Class A-2B Notes. The allocation of the aggregate principal amount of the Class A-2 Notes between the Class A-2A and Class A-2B Notes will be determined no later than the day of pricing.]
(4)	On the Closing Date, the Reserve Fund will be funded at ___% of the Cutoff Date Pool Balance.
(5)	Excess spread is available as a portion of Available Funds to make required principal payments on the Notes and, as a result, provides a source of funds to absorb losses on the Receivables and to increase overcollateralization until the Target Overcollateralization Amount is reached.
(6)	Overcollateralization is the amount by which the Pool Balance exceeds the Note Balance of the Notes. Initially, the overcollateralization for the Notes will be ___% of the Cutoff Date Pool Balance.

Transaction Documents Diagram
This diagram shows the role of each transaction document in this securitization transaction.  Forms of the transaction documents are exhibits to the registration statement filed with the SEC that includes this prospectus.

Summary of Terms
This summary describes the main terms of the issuance of and payments on the notes, the assets of the issuer, the cash flows in this securitization transaction and the credit enhancement available for the notes.  This summary does not contain all of the information that may be important to you.  To fully understand the terms of the offering of the notes, you will need to read this prospectus in its entirety.
Principal Parties
Issuer
Mercedes-Benz Auto Receivables Trust 20[__]-[_], a Delaware statutory trust, will be governed by an amended and restated trust agreement, dated as of __________, 20[__], between the depositor and the owner trustee.  The issuer will issue the notes and the certificates to the depositor as consideration for the transfer by the depositor to the issuer of a pool of receivables consisting of motor vehicle installment sales contracts and installment loans that the depositor purchased from Mercedes-Benz Financial Services USA LLC.  The issuer will rely upon collections on the receivables and the funds on deposit in certain accounts to make payments on the notes.  The issuer will be solely liable for the payment of the notes.
The notes will be obligations of the issuer secured by the assets of the issuer.  The notes will not represent obligations of Daimler Retail Receivables LLC, Mercedes-Benz Financial Services USA LLC or any of their respective affiliates.
Sponsor, Servicer and Administrator
Mercedes-Benz Financial Services USA LLC, a Delaware limited liability company, will be the sponsor of the securitization, will be the servicer and administrator for the issuer and will be responsible for servicing the receivables.
Mercedes-Benz Financial Services USA LLC’s principal executive offices are located at 36455 Corporate Drive, Farmington Hills, Michigan 48331, and its telephone number is (248) 991-6700.
Depositor
Daimler Retail Receivables LLC, a Delaware limited liability company, will transfer the receivables and related property to the issuer.
Daimler Retail Receivables LLC’s principal executive offices are located at 36455 Corporate Drive, Farmington Hills, Michigan 48331, and its telephone number is (248) 991 6700.
Owner Trustee
[___________], a [__________], will act as owner trustee of the issuer.
Indenture Trustee
[___________], a [__________], will act as indenture trustee with respect to the notes.  [The indenture trustee will also determine LIBOR and calculate the interest rate for the floating rate notes.]
Asset Representations Reviewer
[___________], a [__________], will act as asset representations reviewer.
Terms of the Securities
The Notes
The following classes of notes, referred to herein as the “notes”, are being offered pursuant to this prospectus:
Note Class	Initial Note Balance(1)	Interest Rate Per Annum
A-1	$___________	_.___%
A-2[A][(2)]	$___________	_.___%
[A-2B(2)	$___________	One-month LIBOR + _.___%]
A-3	$___________	_.___%
A-4[]	$___________	_.___%
[B	$___________	_.___%]
[[(1)	If the aggregate principal amount of the notes to be issued is $_____________, the aggregate initial principal amount of the classes of notes will be as set forth in the above table. If the aggregate principal amount of the notes to be issued is $_______________, the aggregate initial principal amount of the classes of notes will be $___________ of Class A-1 Notes, $___________ aggregate amount of Class A-2A Notes and Class A-2B Notes, $___________ of Class A-3 Notes[,] [and] $___________ of Class A-4 Notes [and $__________ of Class B Notes].]]
[(2)	The allocation of the principal amount between the Class A-2A and Class A-2B notes will be determined on or before the day of pricing.]
[(_)	The Class [__] notes are not being offered by this prospectus.]

[The class A-2A notes and the class A-2B notes are referred to as the “class A-2 notes.”  The class A-2B notes may sometimes be referred to as the “floating rate notes”.  The class A-1 notes, the class A-2A notes, the class A-3 notes, the class A-4 notes [and the class

B notes] may sometimes be referred to as the “fixed rate notes”.  The class A-2A notes and the class A-2B notes have equal rights to payments of principal and interest, which will be made on pro rata basis.]
[[The determination regarding the initial principal balance of the notes will be made no later than the day of pricing based on, among other considerations, market conditions at such time.]]
The notes will bear interest at the rates set forth above and interest will be calculated in the manner described under “Interest Accrual”.
The notes will be issued in book-entry form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
The depositor [may initially retain some or all of one or more classes of the notes] [will initially retain [__]% of each class of notes and may initially retain an additional amount or all of one or more classes of notes].
The Certificates
The issuer will issue Mercedes-Benz Auto Receivables Trust 20[__]-[_] certificates to the depositor.  The certificates will be transferred by the depositor to Mercedes-Benz Financial Services USA LLC pursuant to the receivables purchase agreement.  The certificates, which reflect the residual interest in the issuer, are not being offered by this prospectus.  The certificates will not have a principal balance and will not bear interest.  All distributions in respect of the certificates will be subordinated to payments on the notes.  Any information in this prospectus relating to the certificates is presented solely to provide you with a better understanding of the notes.
Important Dates
Cutoff Date
The cutoff is the close of business on __________, 20[__].
Unless otherwise indicated, the statistical information presented in this prospectus is presented as of the cutoff date.
Closing Date
The closing date will be on or about __________, 20[__].
Payment Dates
The [__]th day of each month (or, if the [__]th day is not a business day, the next succeeding business day).  The first payment date will be __________, 20[__].
Final Scheduled Payment Dates
The final principal payment for each class of notes is due and payable on the final scheduled payment date listed below:

Note Class	Final Scheduled Payment Date
A-1	_____, 20__
A-2[A]	_____, 20__
[A-2B	_____, 20__]
A-3	_____, 20__
A-4	_____, 20__
[B	_____, 20__]

Record Dates
On each payment date, the issuer will make payments to the holders of the notes as of the related record date.  The record date will be the business day immediately preceding such payment date or, if the notes have been issued in fully registered, certificated form, the last business day of the preceding month.
Interest Accrual
Class A‑1 Notes [and Class A-2B Notes]
“Actual/360”, accrued from and including the prior payment date (or from and including the closing date, in the case of the first payment date) to but excluding the current payment date.
Class A-2[A] Notes, Class A‑3 Notes, Class A‑4 Notes [and Class B Notes]
“30/360”, accrued from and including the [__]th day of the prior calendar month (or from and including the closing date, in the case of the first payment date) to but excluding the [__]th day of the current calendar month (assuming each month has 30 days).
[The indenture trustee will determine LIBOR for the class A-2B notes for each interest accrual period on the “LIBOR determination date”, which is the second London business day preceding such interest accrual period.]

Interest Payments
On each payment date, to the extent that funds are available, the noteholders of each class will receive accrued interest at the interest rate for that class.  Interest payments on each class of notes will have the same priority.  Interest accrued but not paid on any payment date will be due on the immediately succeeding payment date, together with, to the extent permitted by applicable law, interest on that unpaid interest at the related interest rate.
If the notes are accelerated following the occurrence of an event of default under the indenture, fees and expenses of the trustees and the asset representations reviewer will be payable in an unlimited amount prior to the payment of interest on the notes as described under “Description of the Notes—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”.
For a more detailed description of the payment of interest, see “Description of the Notes—Payments of Interest” and “—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”.
Principal Payments
On each payment date, from the amounts allocated to the holders of the notes to pay principal described in clauses (4) and (7) under “Priority of Distributions”, the issuer will pay principal of the notes in the following order of priority:
(1)	to the class A‑1 notes until they have been paid in full;
(2)	to the class A‑2[A] notes [and the class A-2B notes, pro rata], until they have been paid in full;
(3)	to the class A‑3 notes until they have been paid in full;
(4)	to the class A‑4 notes until they have been paid in full; and
(5)	to the class B notes until they have been paid in full.
If a payment date is a final scheduled payment date for one or more classes of notes, as specified under “Terms of the Securities—The Notes”, all principal and interest with respect to such class of notes will be payable in full (if not previously paid).
If the notes are accelerated following the occurrence of an event of default under the indenture, the issuer will pay principal of the notes in the following order of priority:
(1)	to the class A‑1 notes until they have been paid in full;
(2)	to the class A‑2[A] notes, [the class A-2B notes,] the class A‑3 notes and the class A‑4 notes, pro rata, until all classes of notes have been paid in full; and
(3)	to the class B notes until they have been paid in full.
For a more detailed description of the payment of principal, see “Description of the Notes—Payments of Principal”, “—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”, “Application of Available Funds” and “Description of the Notes—Rights Upon Event of Default”.
Priority of Distributions
On each payment date prior to the occurrence of an event of default under the indenture and acceleration of the maturity of the notes, from available collections received on or in respect of the receivables during the related collection period and, with respect to the distributions described in clauses (1) through (4), amounts available for withdrawal from the reserve fund, the issuer will distribute the following amounts in the following order of priority:
(1)	the servicing fee for the related collection period plus any overdue servicing fees for one or more prior collection periods plus an amount equal to any nonrecoverable advances to the servicer;
(2)	if not previously paid, the fees, expenses and indemnified amounts of the trustees and the asset representations reviewer for the related collection period, plus any overdue fees, expenses or indemnified amounts for one or more prior collection periods will be paid to such parties pro rata; provided, however, that such fees, expenses and indemnified amounts may not exceed, in the aggregate, $______ per annum;
(3)	the interest distributable amount for the class A notes, ratably to the holders of the class A notes;

(4)	principal of the class A notes in an amount equal to the excess, if any, of (a) the aggregate principal amount of the class A notes (before giving effect to any payments made to the holders of the class A notes on that payment date) over (b) the adjusted pool balance (which equals the aggregate principal balance of the receivables as of the last day of the related collection period, less the yield supplement overcollateralization amount, described under “Credit Enhancement—Overcollateralization”), to the holders of the class A notes;
(5)	the interest distributable amount for the class B notes to the holders of the class B notes;
(6)	the amount, if any, necessary to fund the reserve fund up to the required amount, into the reserve fund;
(7)	principal of the notes in an amount equal to (i) the excess, if any, of (a) the aggregate principal amount of the notes (before giving effect to any payments made to the holders of the notes on that payment date) over (b) the adjusted pool balance minus the target overcollateralization amount, described under “Credit Enhancement—Overcollateralization”, less (ii) any amounts allocated to pay principal as described in clause (4), to the holders of the notes;
(8)	if a successor servicer has replaced the servicer, any unpaid transition expenses due in respect of the transfer of servicing and any additional servicing fees for the related collection period to the successor servicer;
(9)	any fees, expenses and indemnified amounts due to the trustees and the asset representations reviewer, pro rata, that have not been paid as described in clause (2); and
(10)	any remaining amounts to the certificateholders.
For purposes of these distributions, on any payment date the principal amount of a class of notes will be calculated as of the immediately preceding payment date after giving effect to all payments made on such preceding payment date, or, in the case of the first payment date, as of the closing date.
All amounts distributed in respect of principal of the notes will be paid in the manner and priority described under “Principal Payments”.
In addition, if the sum of the amounts on deposit in the collection account and the reserve fund on any payment date equals or exceeds the aggregate principal amount of the notes, accrued and unpaid interest thereon and certain amounts due to the servicer, the trustees and the asset representations reviewer, all such amounts will be applied up to the amounts necessary to retire the notes and pay all amounts due to the servicer, the trustees and the asset representations reviewer.
If the notes are accelerated following the occurrence of an event of default under the indenture, the issuer will pay principal of and interest on the notes and fees of the trustees, the asset representations reviewer and the servicer as described under “Description of the Notes—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”.
For a more detailed description of the priority of distributions and the allocation of funds on each payment date, see “Description of the Notes” and “Application of Available Funds—Priority of Distributions”.
Credit Enhancement
General
Credit enhancement for the notes generally will include the following:
Overcollateralization
Overcollateralization represents the amount by which the aggregate principal balance of the receivables minus the yield supplement overcollateralization amount exceeds the aggregate principal amount of the notes.  Overcollateralization will be available to absorb losses on the receivables that are not otherwise covered by excess collections on or in respect of the receivables, if any.
The initial amount of overcollateralization will be approximately ___% of the adjusted pool balance as of the cutoff date.  The application of funds as described in clause (7) of “Priority of Distributions” is designed to maintain the amount of overcollateralization as of any payment date at a target amount.  The amount of target overcollateralization for each payment date will be ___% of the adjusted pool balance as of the cutoff date.

Yield Supplement Overcollateralization Amount
For a substantial number of receivables, the contract rate is less than ___% (referred to herein as the “required rate”).  The yield supplement overcollateralization amount for each payment date will approximate the present value of the amount by which future scheduled payments on receivables with contract rates below the required rate are less than future payments would be on those receivables if their contract rates were equal to the required rate.  The required rate has been set by the depositor at a level that will result in an amount of excess spread sufficient to obtain the initial ratings on the notes.  Applying the yield supplement overcollateralization amount to the pool balance will have the effect of supplementing interest collections on receivables with low contract rates with principal collections.  The yield supplement overcollateralization amount will not be included as part of, and will therefore be in addition to, the overcollateralization amount.
For a more detailed description of the use of the yield supplement overcollateralization amount as credit enhancement for the notes, see “Description of the Notes—Credit Enhancement—Yield Supplement Overcollateralization Amount”.
Excess Spread
Excess spread will generally equal (1) the sum of interest collections on the receivables during the related collection period plus principal collections attributable to the reduction in the yield supplement overcollateralization amount from the prior payment date minus (2) the sum of fees and expenses of the issuer, including the servicing fee, nonrecoverable advances, fees and expenses of the trustees and interest payments on the notes, and the amount, if any, required to be deposited into the reserve fund so that the reserve fund is fully funded.  Any excess spread will be applied on each payment date to make payments of principal amounts on the notes to the extent necessary to maintain the targeted amount of overcollateralization.
For a more detailed description of the use of excess spread as credit enhancement for the notes, see “Description of the Notes—Credit Enhancement—Excess Spread”.
Reserve Fund
On the closing date, the servicer will establish, in the name of the indenture trustee, a reserve fund into which certain amounts on the closing date and certain excess collections on or in respect of the receivables will be deposited.  The reserve fund will afford noteholders limited protection against losses on the receivables.  The reserve fund will be fully funded on the closing date with a deposit by the depositor of an amount equal to $__________ [[if the aggregate initial note balance is $__________,  and $__________ if the aggregate initial note balance is $__________]] or ___% of the adjusted pool balance as of the cutoff date.
The amount required to be on deposit in the reserve fund on any payment date will be $__________  [[if the aggregate initial note balance is $__________,  and $__________ if the aggregate initial note balance is $__________]] or ___% of the adjusted pool balance as of the cutoff date; provided, that the required amount may not be greater than the aggregate principal amount of the notes.
On each payment date, the indenture trustee will deposit in the reserve fund, from amounts collected on or in respect of the receivables during the related collection period that are not used on that payment date to make required payments to the servicer, the trustees, the asset representations reviewer and the noteholders, the amount, if any, by which (i) the amount required to be on deposit in the reserve fund on that payment date exceeds (ii) the amount on deposit in the reserve fund on that payment date.
Amounts on deposit in the reserve fund will be available to, among other things, (i) pay shortfalls in interest and certain principal payments required to be paid on the notes and (ii) reduce the principal amount of a class of notes to zero on or after its final scheduled payment date.
On each payment date, the indenture trustee will withdraw (or cause to be withdrawn) funds from the reserve fund, up to the amount on deposit therein, to the extent needed to make the following payments:
(1)	to the servicer, the servicing fee for the related collection period plus any overdue servicing fees for one or more prior collection periods plus an amount equal to any nonrecoverable advances;
(2)	to the trustees and the asset representations reviewer, all fees, expenses and indemnified amounts for the related collection period plus any overdue fees, expenses or indemnified amounts for one or more prior collection periods, so long as no event of default has occurred and is continuing under the indenture, in an amount not to exceed $______ per annum;

(3)	to the class A noteholders, monthly interest and the amounts allocated to pay principal described in clause (4) under “Priority of Distributions”, if any, required to be paid on the class A notes on that payment date plus any overdue monthly interest due to any class of class A notes for the previous payment date;
(4)	to the class B noteholders, monthly interest described in clause (5) under “Priority of Distributions” plus any overdue monthly interest due to such class for the previous payment date; and
(5)	to the noteholders, principal payments required to reduce the principal amount of a class of notes to zero on or after its final scheduled payment date.
For a more detailed description of the deposits to and withdrawals from the reserve fund, see “Description of the Notes—Credit Enhancement—Reserve Fund”.
[Subordination of the Class B Notes
The class B notes will be subordinated to each class of class A notes.  On each payment date:
•	no interest will be paid on the class B notes until all interest due, and certain principal payments due, on each class of class A notes has been paid in full; and
•	no principal will be paid on the class B notes until all principal due on each class of class A notes has been paid in full.
The subordination of the class B notes is intended to decrease the risk of default by the issuer with respect to payments due to the more senior classes of notes.]
The various forms of credit enhancement described herein are intended to reduce the risk of payment default by the issuer.  Available collections and certain funds available from credit enhancement will be applied in accordance with the priority set forth in “Application of Available Funds—Priority of Distributions” or following the occurrence of an event of default under the indenture, set forth in “Description of the Notes—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”.  To the extent available collections and certain funds available from credit enhancement are insufficient to make all such distributions, such collections and amounts would be applied to the items having the then highest priority of distribution, in which case items having lower priority of distribution may not be paid, either in whole or in part.
Optional Purchase of Receivables
The servicer will have the option to purchase the receivables on any payment date following the last day of a collection period as of which the aggregate principal balance of the receivables is __% or less of the aggregate principal balance of the receivables as of the cutoff date.  The purchase price will equal the aggregate principal balance of the receivables plus accrued and unpaid interest thereon; provided, however, that the purchase price must equal or exceed the aggregate principal amount of the notes, accrued and unpaid interest thereon and amounts due to the servicer, the asset representations reviewer and the trustees.  The issuer will apply the payment of such purchase price to the payment of the notes in full and to pay amounts due to the servicer, the asset representations reviewer and the trustees.
For a more detailed description of this optional purchase right, see “Description of the Transaction Documents—Optional Purchase”.
Events of Default
The events of default under the indenture will consist of the following:
•	a default in the payment of interest on any note of the controlling class for five or more days;
•	a default in the payment of the principal of any note on the related final scheduled payment date;
•	a default in the observance or performance of any other material covenant or agreement of the issuer made in the indenture and such default not having been cured for a period of 60 days after written notice thereof has been given to the issuer by the depositor or the indenture trustee or to the issuer, the depositor and the indenture trustee by the holders of notes evidencing not less than 25% of the aggregate principal amount of the notes;
•	any representation or warranty made by the issuer in the indenture or in any certificate delivered pursuant thereto or in connection therewith having been incorrect in any material adverse respect as of the time made and such incorrectness not having been cured for a period of 30 days after written notice thereof has been given to the issuer by the depositor or the indenture trustee or to the issuer, the depositor and the indenture trustee by the holders of notes evidencing not less than 25% of the aggregate principal amount of the notes; and
•	certain events (which, if involuntary, remain unstayed for more than 90 days) of bankruptcy, insolvency, receivership or liquidation of the issuer or its property as specified in the indenture.
For a more detailed description of the events of default under the indenture and the related remedies, see “Description of the Notes—Events of Default” and “—Rights Upon and Event of Default”.
Property of the Issuer
The property of the issuer will include the following:
•	a pool of simple interest motor vehicle installment sales contracts and installment loans purchased by Mercedes-Benz Financial Services USA LLC from motor vehicle dealers in the ordinary course of business in connection with the sale of new and pre-owned Mercedes‑Benz and smart automobiles or originated by Mercedes-Benz Financial Services USA LLC in the ordinary course of business in connection with the purchase by a lessee of a leased Mercedes-Benz or smart automobile and constituting tangible chattel paper;
•	amounts received after the cutoff date on or in respect of the receivables;
•	security interests in the vehicles financed under the receivables;
•	any proceeds from claims on insurance policies relating to the financed vehicles or the related obligors;
•	the receivable files;
•	funds on deposit in the collection account, the note payment account and the reserve fund;
•	all rights under the receivables purchase agreement with Mercedes-Benz Financial Services USA LLC, including the right to cause Mercedes-Benz Financial Services USA LLC to repurchase from the depositor receivables affected materially and adversely by breaches of its representations and warranties made in the receivables purchase agreement;
•	all rights under the sale and servicing agreement, including the right to cause the servicer to purchase receivables affected materially and adversely by breaches of the representations and warranties of Mercedes-Benz Financial Services USA LLC or certain servicing covenants of the servicer made in the sale and servicing agreement; and
•	any and all proceeds relating to the above.
[[If the aggregate initial note balance is $__________, t]][[T]]he principal balance of the receivables as of the cutoff date was $___________ and the composition of the receivables as of the cutoff date was as follows:
Number of Receivables:	__________
Average Principal Balance:	$__________
Average Original Principal Balance:	$__________
Weighted Average Contract Rate:	___%
Contract Rate (Range):	___% to ___%
Weighted Average Original Term:	____ months
Original Term (Range):	__ months to __ months
Weighted Average Remaining Term(1):	____ months
Remaining Term (Range)(1):	__ months to __months
Weighted Average FICO®(2) Score(3):	______
FICO®(2) Scores (Range)(3):	___ to ___

[[If the aggregate principal balance of the receivables as of the cutoff date was $___________, the composition of the receivables as of the cutoff date was as follows:
Number of Receivables:	__________
Average Principal Balance:	$__________
Average Original Principal Balance:	$__________
Weighted Average Contract Rate:	___%
Contract Rate (Range):	___% to ___%
Weighted Average Original Term:	____ months
Original Term (Range):	__ months to __ months
Weighted Average Remaining Term(1):	____ months
Remaining Term (Range)(1):	__ months to __months
Weighted Average FICO®(2) Score(3):	______
FICO®(2) Scores (Range)(3):	___ to ___
]]
(1)	Based on the number of monthly payments remaining.
(2)	FICO® is a registered trademark of Fair Isaac & Co.
(3)	The FICO® score with respect to any receivable with co-obligors is the higher of each obligor’s FICO® score at the time of application.
For a more detailed description of the receivables, including the criteria they must meet in order to be transferred to the issuer, and the other property supporting the notes,  see “The Receivables Pool”.

Repurchases of Receivables
Purchase of Receivables for Servicer Actions
If the servicer (1) materially impairs the rights of the issuer or the indenture trustee in a receivable or (2) makes certain specific modifications to a receivable, including if it grants payment extensions resulting in the final maturity date of the receivable being later than the final scheduled payment date of the class [B] notes or modifies the principal balance or the contract rate of the receivable, it will be required to repurchase from the issuer the related receivable.
Repurchase of Receivables for Breach of Representations
Mercedes-Benz Financial Services USA LLC will be obligated to repurchase any receivable transferred to the issuer, if:
•	any of its representations or warranties are breached with respect to that receivable;
•	the receivable is materially and adversely affected by the breach; and
•	the breach has not been cured following the discovery by or notice to Mercedes-Benz Financial Services USA LLC of the breach.
For more information regarding the representations and warranties made by the servicer and the depositor and the obligation of the servicer to repurchase receivables, see “Description of the Transaction Documents—Sale and Assignment of Receivables” and “—Servicing Procedures”.
Servicing and Servicer Compensation
Mercedes-Benz Financial Services USA LLC’s responsibilities as servicer will include, among other things, collection of payments, realization on the receivables and the financed vehicles, selling or otherwise disposing of delinquent or defaulted receivables and monitoring the performance of the receivables.  In return for its services, the issuer will be required to pay the servicer a servicing fee on each payment date for the related collection period equal to the product of 1/12 of 1.00% [(or ___ of 1.00% in the case of the first payment date)] and the aggregate principal balance of the receivables as of the first day of the related collection period (or as of the cutoff date in the case of the first payment date).
The servicer will have the right to delegate any or all of its servicing duties to any of its affiliates or other third parties; provided, however, that it will remain obligated and liable for servicing the receivables as if it alone were servicing the receivables.
[Controlling Class
Holders of the controlling class will control the ability to make some decisions about the issuer, including whether to declare or waive events of default and servicer termination events, or accelerate the notes, cause a sale of the issuer property or direct the indenture trustee to exercise other remedies following an event of default.  Holders of notes that are not part of the controlling class will not have these rights.  The “controlling class” will be the class A notes, voting as a single class, as long as any class A notes are outstanding, and after the Class A notes are paid in full, the class B notes.]
Ratings
The sponsor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes.  A rating is not a recommendation to purchase, hold or sell the notes, inasmuch as a rating does not comment as to market price or suitability for a particular investor.  A rating agency rating the notes may, in its discretion, lower or withdraw its rating in the future as to any class of notes.  None of the sponsor, the depositor, the indenture trustee, the owner trustee or any of their respective affiliates will be required to monitor any changes to the ratings on these notes.
Tax Status
Opinions of Counsel
In the opinion of Sidley Austin llp, for federal income tax purposes the notes will be characterized as debt if held by persons other than the beneficial owner of the equity in the issuer, and the issuer will not be characterized as an association (or a publicly traded partnership) taxable as a corporation.
Investor Representations
If you purchase notes, you agree by your purchase that you will treat the notes as indebtedness for federal income tax purposes.  You should consult your own tax advisor regarding the federal tax consequences of the purchase, ownership and disposition of the notes, and the tax consequences arising under the laws of any state or other taxing jurisdiction.
For a more detailed description of the tax consequences of acquiring, holding and disposing of notes, see “Material Federal Income Tax Consequences”.
ERISA Considerations
The notes may generally be purchased by or with plan assets of employee benefit and other benefit plans and individual retirement accounts, subject to the considerations discussed under “Certain ERISA Considerations”.  Each investing employee benefit or other benefit plan subject to ERISA or Section 4975 of the Internal Revenue Code, and each person investing on behalf of or with plan assets of such plans, will be deemed to make certain representations.
For a more detailed description of certain ERISA considerations applicable to a purchase of the notes, see “Certain ERISA Considerations”.
[Eligibility for Purchase by Money Market Funds
On the closing date, the class A-1 notes will be structured to be eligible securities for purchase by money market funds under paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended.  Rule 2a-7 includes additional criteria for investments by money market funds,  including additional requirements relating to portfolio maturity, liquidity and risk diversification.  A money market fund purchasing class A-1 notes should consult its counsel before making a purchase.]
Certain Investment Company Act Considerations
The Issuer is not registered as an “investment company” under the Investment Company Act.  In making this determination, the Issuer is relying on the exemption in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 of the Investment Company Act, although other exclusions or exemptions may also be available to the Issuer.
Certain Legal Investment Considerations
The Issuer is structured so as not to constitute a “covered fund” for purposes of the regulations commonly referred to as the “Volcker Rule,” adopted to implement Section 619 of the Dodd-Frank Wall Street Consumer Protection and Reform Act.

Risk Factors
You should consider the following risk factors in deciding whether to purchase the notes.  The following risk factors describe the principal risk factors of an investment in the notes:
The notes are not suitable
investments for all investors	The notes are not a suitable investment for any investor that requires a regular or predictable schedule of payments or payment on specific dates. The notes are complex investments that should be considered only by sophisticated investors. We suggest that only investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment and default risks, the tax consequences of an investment and the interaction of these factors should consider investing in the notes.

You may have difficulty selling
your notes and/or obtaining
your desired price	There may be no secondary market for the notes. The underwriters may participate in making a secondary market in the notes, but are under no obligation to do so. We cannot assure you that a secondary market will develop. In addition, there have been times in the past where there have been very few buyers of asset backed notes and thus there has been a lack of liquidity in the secondary market. There may be a similar lack of liquidity in the secondary market in the future. As a result, you may not be able to sell your notes when you want to do so, or you may not be able to obtain the price that you wish to receive.

The issuer’s assets are limited
and only the assets of the issuer
are available to pay your notes	The notes represent indebtedness of the issuer and will not be insured or guaranteed by Mercedes-Benz Financial Services USA LLC, the depositor, the servicer, any of their respective affiliates or any other person or entity. The only source of payment on your notes will be payments received on the receivables and the other credit enhancement described herein. The notes and the receivables will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity. Therefore, you must rely solely on the assets of the issuer for repayment of your notes. If these assets are insufficient, you may suffer losses on your notes.

Performance of the receivables
is uncertain	The performance of the receivables depends on a number of factors, including general economic conditions, unemployment levels, the circumstances of individual obligors, the underwriting standards of Mercedes-Benz Financial Services USA LLC at origination and the success of the servicer’s servicing and collection strategies. Consequently, the performance of the receivables cannot be predicted with accuracy based on FICO® scores or other similar measures and may result in losses on your notes.

The sale of the financed vehicle
securing a defaulted receivable
may not result in complete
recovery of the amounts due	The servicer generally exercises its right to sell a vehicle securing a defaulted receivable after repossession. There is no assurance that the amount of proceeds received by the servicer from the sale of the financed vehicle will be equal to or greater than the outstanding principal balance of the defaulted receivable. The rate at which the value of a financed vehicle depreciates cannot be predicted and may exceed the rate at which the principal balance of the receivable amortizes.  As a result, the amount owed on a receivable could exceed the amount that could be obtained by the servicer from the repossession and sale of the related financed vehicle following an event of default by the obligor.  The risk is increased because, as set forth under “MBFS USA—Underwriting” in this prospectus, the maximum advance rate guidelines used in originating the receivables may result in a receivable having an initial principal balance in excess of the retail price or book value of the related financed vehicle.  This increases the risk that, following a default by the obligor, the amount realized on the sale of the financed vehicle will be less than the outstanding principal balance of the receivable.  As a result, you may suffer losses on your investment if available credit enhancement for losses on the receivables is insufficient.

Amounts on deposit in the
reserve fund will be limited and
subject to depletion	The amount on deposit in the reserve fund will be used to fund certain payments of monthly interest and certain distributions of principal to noteholders on each payment date if payments received on or in respect of the receivables, including amounts recovered in connection with the repossession and sale of financed vehicles that secure defaulted receivables, are not sufficient to make such payments. There can be no assurances, however, that the amounts on deposit in the reserve fund will be sufficient on any payment date to assure payment of your notes. If the receivables experience higher losses than were projected in determining the amount required to be on deposit in the reserve fund, the actual amount on deposit in the reserve fund may be less than projected. If on any payment date, available collections and amounts in the reserve fund are not sufficient to pay in full the monthly interest and distributions of principal due on the notes, you may experience payment delays with respect to your notes. If on subsequent payment dates the amount of that insufficiency is not offset by excess collections on or in respect of the receivables, amounts recovered in connection with the repossession and sale of financed vehicles that secure defaulted receivables and any other available credit or cash flow enhancement for the issuer described in this prospectus and identified as applying to the notes, you will experience losses with respect to your notes.

Failure to pay principal on
your notes will not constitute
an event of default until
maturity	The amount of principal required to be paid to noteholders on any date will be limited to amounts available for that purpose in the collection account (and the reserve fund). Therefore, the failure to pay principal on your notes generally will not result in the occurrence of an event of default until the final scheduled payment date for your notes.

Prepayments on the receivables
may adversely affect the
average life of and rate of
return on your notes	The amount of principal required to be paid to noteholders on any date will be limited to amounts available for that purpose in the collection account (and the reserve fund). Therefore, the failure to pay principal on your notes generally will not result in the occurrence of an event of default until the final scheduled payment date for your notes.

All receivables, by their terms, may be prepaid at any time.  Prepayments include:
•	prepayments in whole or in part by the obligor;
•	liquidations due to default;
•	partial payments with proceeds from amounts received as a result of rebates of extended warranty protection plan costs, insurance premiums and physical damage, theft, credit life and disability insurance policies;
•	required purchases of receivables by the servicer or repurchases of receivables by Mercedes-Benz Financial Services USA LLC for specified breaches of their respective representations, warranties or covenants; and
•	an optional repurchase of the receivables by the servicer when their aggregate principal balance is __% or less of the initial aggregate principal balance.
A variety of economic, social and other factors will influence the rate of optional prepayments on the receivables and defaults.
As a result of prepayments, the final payment of each class of notes is expected to occur prior to its final scheduled payment date.  If sufficient funds are not available to pay any class of notes in full on its final scheduled payment date, an event of default will occur and final payment of that class of notes may occur later than scheduled.
For more information regarding the timing of repayments of the notes, see “Maturity and Prepayment Considerations”.
You may suffer losses upon a
liquidation of the receivables if
the proceeds of the liquidation
are less than the amounts due
on the outstanding notes	Under certain circumstances described in this prospectus, the receivables of the issuer may be sold after the occurrence of an event of default under the indenture. The noteholders will suffer losses if the issuer sells the receivables for less than the total amount due on the notes. We cannot assure you that sufficient funds would be available to repay the noteholders in full.

Consumer protection laws may
reduce payments on your notes	Federal and state consumer protection laws impose requirements upon creditors in connection with extensions of credit and collections on motor vehicle installment sales contracts and installment loans. Some of these laws make an assignee of the contract or loan, such as the issuer, liable to the obligor for any violation by the lender. Any liabilities of the issuer under these laws could reduce the funds that the issuer would otherwise have to make payments on your notes.

For more information about consumer protection laws, see “Material Legal Issues Relating to the Receivables—Consumer Protection Laws”.

Paying the servicer a fee based
on a percentage of the
aggregate principal balance of
the receivables may result in
the inability to obtain a
successor servicer	Because the servicer will be paid its base servicing fee based on a percentage of the aggregate principal balance of the receivables, the fee the servicer receives each month will be reduced as the size of the pool decreases over time. If the need should arise to obtain a successor servicer, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to assume the duties of the servicer with respect to the remaining receivables. If there is a delay in obtaining a successor servicer, it is possible that normal servicing activities could be disrupted during this period which could delay payments and reports to noteholders, adversely impact collections and ultimately lead to losses or delays in payments on your notes.

You may suffer a loss on your
notes because the servicer may
commingle collections on the
receivables with its own funds	The servicer, so long as it continues to satisfy certain requirements, will be permitted to hold with its own funds collections it receives from obligors on the receivables and the purchase price of receivables required to be repurchased from the issuer until the day prior to the date on which the related distributions are made on the notes. During this time, the servicer may invest those amounts at its own risk and for its own benefit and need not segregate them from its own funds. If the servicer is unable to pay these amounts to the issuer on or before the payment date, you might incur a loss on your notes.

For more information about the servicer’s obligations regarding payments on the receivables, see “Description of the Transaction Documents—Collections”.
A servicer default may result in
additional costs or a diminution
in servicing performance, any
of which may have an adverse
effect on your notes	If a servicer default occurs, the servicer may be removed by the holders of a majority of the controlling class of notes or the indenture trustee acting on their behalf. In the event of the removal of the servicer and an appointment of a successor servicer, we cannot predict:

•	the cost of the transfer of servicing to such successor; or
•	the ability of such successor to perform the obligations and duties of the servicer under the servicing agreement.
Furthermore, the indenture trustee or the noteholders may experience difficulties in appointing a successor servicer and during any transition phase it is possible that normal servicing activities could be disrupted.
A bankruptcy of the depositor
could result in losses or
payment delays with respect to
your notes	Daimler Retail Receivables LLC, as depositor, intends that its transfer of the receivables to the issuer will be a valid sale and assignment of the receivables to the issuer for non-tax purposes.  If the depositor were to become a debtor in a bankruptcy case and a creditor or trustee-in-bankruptcy of the depositor or the depositor itself were to take the position that the sale of receivables by the depositor to the issuer for non-tax purposes should instead be treated as a pledge of the receivables to secure a borrowing by it, delays in payments of collections on or in respect of the receivables to the noteholders could occur.  If a court ruled in favor of any such trustee, debtor or creditor, reductions in the amounts of those payments could result.  A tax or governmental lien on the property of the depositor arising before the transfer of the receivables to the issuer may have priority over the issuer’s interest in those receivables even if the transfer of the receivables to the issuer is characterized as a sale for non-tax purposes.

Bankruptcy of Mercedes-Benz
Financial Services USA LLC
could result in delays in
payment or losses on your notes	If Mercedes-Benz Financial Services USA LLC were to become the subject of a bankruptcy proceeding, you could experience losses or delays in payment on your notes. Mercedes-Benz Financial Services USA LLC will sell the receivables to the depositor, and the depositor will sell the receivables to the trust. However, if Mercedes-Benz Financial Services USA LLC is the subject of a bankruptcy proceeding, the court in the bankruptcy proceeding could conclude that the sale of the receivables by Mercedes-Benz Financial Services USA LLC to the depositor was not a true sale for bankruptcy purposes and that Mercedes-Benz Financial Services USA LLC still owns the receivables. The court also could conclude that Mercedes-Benz Financial Services USA LLC and the depositor should be consolidated for bankruptcy purposes. If the court were to reach either of these conclusions, you could experience losses or delays in payments on your notes because:

•	the indenture trustee will not be able to exercise remedies against Mercedes-Benz Financial Services USA LLC on your behalf without permission from the court;
•	the court may require the indenture trustee to accept property in exchange for the receivables that is of less value than the receivables;
•	tax or other government liens on Mercedes-Benz Financial Services USA LLC’s property that arose before the transfer of the receivables to the issuer will be paid from the collections on the receivables before the collections are used to make payments on your notes; and
•	the indenture trustee may not have a perfected security interest in one or more of the vehicles securing the receivables or cash collections held by Mercedes-Benz Financial Services USA LLC at the time that a bankruptcy proceeding begins.
Mercedes-Benz Financial Services USA LLC and the depositor have taken steps in structuring the transactions described in this prospectus to minimize the risk that a court would conclude that the sale of the receivables to the depositor was not a “true sale” or that Mercedes-Benz Financial Services USA LLC and the depositor should be consolidated for bankruptcy purposes.
For more information regarding bankruptcy considerations, see “Material Legal Issues Relating to the Receivables—Certain Bankruptcy Considerations and Matters Relating to Bankruptcy”.

Interests of other persons in the
receivables or financed vehicles
could reduce the funds
available to make payments on
your notes	Financing statements under the Uniform Commercial Code will be filed reflecting the sale of the receivables by Mercedes-Benz Financial Services USA LLC to the depositor and by the depositor to the issuer. Each of Mercedes-Benz Financial Services USA LLC and the depositor will mark its accounting records to reflect its sale of the receivables. However, because the servicer will maintain possession of the physical installment sales contracts and installment loans evidencing the receivables and will not segregate or mark the contracts and loans as belonging to the issuer, another person could acquire an interest in receivables evidenced by a physical installment sales contract or installment loan that is superior to the issuer’s interest in those receivables by obtaining physical possession of the installment sales contracts or installment loans representing those receivables without knowledge of the assignment of the receivable to the issuer. If another person acquires an interest in a receivable that is superior to the issuer’s interest, some or all of the collections on that receivable may not be available to make payment on your notes.

Additionally, if another person acquires an interest in a vehicle financed by a receivable that is superior to the issuer’s security interest in the vehicle, some or all of the proceeds from the sale of the vehicle may not be available to make payments on your notes.
The issuer’s security interest in the financed vehicles could be impaired for one or more of the following reasons:
•	Mercedes-Benz Financial Services USA LLC or the depositor might fail to perfect its security interest in a financed vehicle;
•	another person may acquire an interest in a financed vehicle that is superior to the issuer’s security interest through fraud, forgery, negligence or error because the servicer will not amend the certificate of title or ownership to identify the issuer as the new secured party;
•	the issuer may not have a security interest in the financed vehicles in certain states because the certificates of title to the financed vehicles will not be amended to reflect assignment of the security interest to the issuer;
•	holders of some types of liens, such as tax liens or mechanics’ liens, may have priority over the issuer’s security interest; and
•	the issuer may lose its security interest in vehicles confiscated by the government.
Mercedes-Benz Financial Services USA LLC will be obligated to repurchase from the issuer any receivable sold by it to the issuer as to which a perfected security interest in the name of Mercedes-Benz Financial Services USA LLC in the vehicle securing the receivable did not exist as of the date such receivable was transferred to the issuer.  However, Mercedes-Benz Financial Services USA LLC will not be required to repurchase a receivable if a perfected security interest in its name in the vehicle securing a receivable has not been perfected in the issuer or if the security interest in a related vehicle or the receivable becomes impaired after the receivable is sold to the issuer.  If the issuer does not have a perfected security interest in a vehicle, its ability to realize on the vehicle following an event of a default under the related receivable may be adversely affected and some or all of the collections on that vehicle may not be available to make payment on your notes.
Losses on the receivables may
be affected disproportionately
because of geographic
concentration of the receivables	[[If the aggregate initial note balance is $_________, t]][[T]]he servicer’s records indicate that, as of the cutoff date, ___%, ___%, ___% and ___% of the aggregate principal balance of the receivables are related to obligors with mailing addresses in __________, __________, __________ and __________, respectively. [[If the aggregate initial note balance is $_________, the servicer’s records indicate that, as of the cutoff date, ___%, ___%, ___% and ___% of the aggregate principal balance of the receivables are related to obligors with mailing addresses in __________, __________, __________ and __________, respectively.]] As of that date, no other state accounted for more than 5.00% of the aggregate principal balance of the receivables. If __________, __________, __________ or __________ experiences adverse economic changes, such as an increase in the unemployment rate, an increase in interest rates or an increase in the rate of inflation, obligors in those states may be unable to make timely payments on their receivables and you may experience payment delays or losses on your notes. Further, the effect of extreme weather conditions or other natural disasters, such as hurricanes and floods, on the performance of the receivables is unclear, but extreme weather conditions or other natural disasters could cause substantial business disruptions, economic losses, unemployment and an economic downturn.
[To be inserted for any state or other geographic region where 10% or more of the receivables are or will be located as of the cutoff date, a description of any economic or other factors specific to such state or region that may materially impact the receivables or cash flows.]
We cannot predict whether adverse economic changes, extreme weather conditions or other adverse events will occur or to what extent those events would affect the receivables or repayment of your notes.

Market factors may reduce the
value of pre-owned vehicles,
which could result in increased
losses on the receivables	Vehicles that are repossessed are typically sold at vehicle auctions as pre-owned vehicles. The pricing of pre-owned vehicles is affected by supply and demand for such vehicles, which in turn is affected by consumer tastes, economic factors, fuel costs, the introduction and pricing of new car models and other factors, such as the introduction of new vehicle sales incentives, legislation relating to emissions and fuel efficiency and the possibility of vehicle recalls affecting the related vehicle models or brands. A decrease in demand for pre-owned vehicles may adversely impact the resale value of repossessed vehicles, which in turn could result in increased losses on the related receivables.

Vehicle recalls could adversely
affect the performance of the
pool assets	Obligors on receivables secured by vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of pre-owned vehicles subject to a recall may also depress the prices at which repossessed vehicles may be sold or delay the timing of those sales.  If the default rate on the receivables increases and the price at which the related financed vehicles may be sold declines, you may experience losses with respect to your notes.  If any of these events materially affect collections on the receivables, you may experience delays in payments or losses on your investment.
Payment priorities increase
risk of loss or delay in payment
to certain classes of notes	Classes of notes that receive principal payments before other classes will be repaid more rapidly than the other classes. In addition, because the principal of each class of notes generally will be paid sequentially, classes of notes that have higher [alphabetical or] numerical class designations generally are expected to be outstanding longer and therefore will be exposed to the risk of losses on the receivables during periods after other classes of notes have been receiving most or all amounts payable on their notes, and after which a disproportionate amount of credit enhancement may have been applied and not replenished.

If an event of default under the indenture has occurred and the notes have been accelerated, available funds will be paid first to the class A-1 notes until they have been paid in full, then pro rata to the other classes of class A notes based upon the outstanding principal amount of each such class [before any payments are made on the class B notes].  As a result, in relation to the class A-1 notes, the yields of the class A-2A notes, the class A-2B notes, the class A-3 notes and the class A-4 notes will be relatively more sensitive to losses on the receivables and the timing of such losses [and the class B notes will be subordinated to and more sensitive than the class A notes to such losses].  If the actual rate and amount of losses exceeds historical levels, and if the available credit enhancement is insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated and you could suffer a loss.
For more information on interest and principal payments, see “Description of the Notes—Payments of Interest” and “—Payments of Principal”.
[Subordination of the Class B
notes may reduce payments to
those notes	Investors in the Class B notes may suffer a loss on their investment because payments of interest on and principal of the Class B notes are subordinated to the Class A notes subject to the following priorities:

•	no interest will be paid on the Class B notes until all interest due, and certain principal payments due, on that payment date on each class of Class A notes has been paid in full; and
•	no principal will be paid on the Class B notes until all principal of the Class A notes has been paid in full;
In addition, for so long as the Class A notes are outstanding, the Class A notes will be the controlling class of notes, and will have the authority when acting in that regard to take actions that will affect, and may adversely affect, the Class B notes without the consent of the Class B noteholders.
You may experience losses on your investment in the Class B notes if available collections and amounts on deposit in the reserve fund, after making required payments on the Class A notes are insufficient to protect your notes from losses.]
Prepayments, potential losses
and changes in the order of
priority of distributions
following an indenture event of
default could adversely affect
your investment	If the notes have been accelerated following the occurrence of an event of default under the indenture, principal will then be paid first to the class A‑1 notes until they have been paid in full and then pro rata to the other classes of class A notes based upon the outstanding principal amount of each such class [and the class B notes will not receive payments of interest or principal unless and until the class A notes have been paid in full].

If the maturity dates of the notes have been accelerated following the occurrence of an event of default arising from a payment default, the indenture trustee may, or acting at the direction of the holders of 51% of the aggregate principal amount of the controlling class of notes, shall, sell the receivables and prepay the notes.  In addition, the Indenture Trustee may sell the receivables and prepay the notes if (i) it obtains the consent of the holders of 100% of the aggregate principal amount of notes, (ii) it obtains the consent of the holders of 51% of the aggregate principal amount of the notes to such sale and the proceeds of such sale are sufficient to cover all outstanding principal and interest on the notes or (iii) the indenture trustee determines that the future collections on the receivables would be insufficient to make payments on the notes and obtains the consent of the holders of 66⅔% of the aggregate principal amount of the notes to the sale.  If the maturity dates of the notes have been accelerated following a default in the payment of any interest on any note, or a default in the payment of the principal of any note on its final scheduled payment date, the indenture trustee may, or acting at the direction of the holders of 51% of the aggregate principal amount of the controlling class of notes, shall, sell the receivables and prepay the notes.  If principal is repaid to any holder of notes earlier than expected, such holder may not be able to reinvest the prepaid amount at a rate of return that is equal to or greater than the rate of return on such holder’s notes.  A holder of notes also may not be paid the full principal amount of such holder’s notes if the assets of the issuer are insufficient to pay the principal amount of such holder’s notes.
For more information on events of default, the rights of the noteholders following the occurrence of an event of default and payments after an acceleration of the notes following the occurrence of an event of default, see “Description of the Notes—Events of Default”, “—Rights Upon Event of Default”, and “—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”.
Excessive prepayments and
defaults on receivables with
higher annual percentage rates
may adversely impact your
notes	Interest collections that are in excess of the required interest payments on the notes and required payments to the servicer and the trustees could be used to cover realized losses on defaulted receivables. Interest collections depend among other things on the annual percentage rate of a receivable. The receivables have a range of annual percentage rates.  Excessive prepayments and defaults on the receivables with relatively higher annual percentage rates may adversely impact your notes by reducing such available interest collections in the future.
You may experience a greater
risk of loss on your notes as the
result of armed conflict and
terrorist activities	The long-term economic impact of the United States’ military operations in Afghanistan and other countries, as well as the possible response to these operations, other terrorist activities and tensions in other regions of the world remains uncertain but could have a material adverse effect on general economic conditions, consumer confidence, market liquidity and the performance of the receivables. You should consider the possible effects of these events on the delinquency, default and prepayment experience of the receivables. Under the Servicemembers Civil Relief Act, members of the military on active duty, including reservists, who have entered into an obligation, such as a motor vehicle installment sales contract or installment loan for the purchase of a vehicle, before entering into military service may be entitled to reductions in interest rates to 6% and a stay of foreclosure and similar actions. In addition, pursuant to the laws of various states, under certain circumstances payments on motor vehicle installment sales contracts or installment loans such as the receivables of residents of such states who are called into active duty with the National Guard or the reserves will automatically be deferred. No information can be provided as to the number of receivables that may be affected. If an obligor’s obligation to repay a receivable is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on your notes.

Adverse economic conditions
could adversely affect the
performance of the receivables,
which could result in losses on
your notes	An economic downturn may adversely affect the performance of the receivables. High unemployment and a general reduction in the availability of credit may lead to increased delinquencies and default rates by obligors, as well as decreased consumer demand for used vehicles and reduced used vehicle prices, which could increase the amount of losses on defaulted vehicle loans and contracts. If an economic downturn is experienced, delinquencies and losses on the receivables could increase, which could result in losses on your notes.

Financial market disruptions
and a lack of liquidity in the
secondary market could
adversely affect the market
value of your notes and/or limit
your ability to resell your notes	Over the past several years, events in the global financial markets, including the failure, acquisition or government seizure of several major financial institutions, the establishment of government initiatives such as the government bailout programs for financial institutions and assistance programs designed to increase credit availability, support economic activity and facilitate renewed consumer lending, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the deleveraging of structured investment vehicles, hedge funds, financial institutions and other entities and the lowering of ratings on certain asset-backed securities caused a significant reduction in liquidity in the secondary market for asset-backed securities.  The recurrence of such events or the occurrence of similar events could adversely affect the market value of your notes and/or limit your ability to resell your notes.
Furthermore, over the past several years, the global financial markets have experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries.  Concerns regarding sovereign debt may spread to other countries at any time.  There can be no assurance that this uncertainty relating to the sovereign debt of various countries will not lead to further disruption of the financial and credit markets in the United States, which could adversely affect the market value of your notes.
Federal financial regulatory
reform could have an adverse
impact on the sponsor, the
depositor or the issuer	The Dodd–Frank Wall Street Reform and Consumer Protection Act provides for enhanced regulation of financial institutions and non-bank financial companies, derivatives and asset-backed securities offerings and enhanced oversight of credit rating agencies.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau, an agency responsible for administering and enforcing the laws and regulations for consumer financial products and services.  In 2015, the CFPB issued a final rule expanding its authority to larger participants in the automobile financing market, including MBFS USA.  The rule became effective on August 31, 2015 and as a result MBFS USA is subject to the supervisory and examination authority of the CFPB to assess compliance with federal consumer financial laws.
Although the Dodd-Frank Act itself became effective in 2010, many of its provisions have delayed implementation dates or require implementing regulations to be issued.  A number of these implementing regulations still have not been issued.  Given these delays, the length of the implementation process and the extensive nature of the Dodd-Frank Act, its full impact on the financial markets and entities such as MBFS USA, the depositor and the issuer is still not fully known.  No assurance can be given that the new standards will not have an adverse impact on the marketability of asset-backed securities such as the notes, the servicing of the receivables, MBFS USA’s securitization program or the regulation or supervision of MBFS USA.
The Dodd-Frank Act also creates a liquidation framework under which the FDIC may be appointed as receiver following a “systemic risk determination” by the Secretary of Treasury (in consultation with the President) for the resolution of certain nonbank financial companies and other entities, defined as “covered financial companies”, and commonly referred to as “systemically important entities”, in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the resolution of certain of their subsidiaries.  With respect to the new liquidation framework for systemically important entities, no assurances can be given that such framework would not apply to the sponsor or its subsidiaries, including the issuer and the depositor, although the expectation embedded in the Dodd-Frank Act is that the framework will be invoked only very rarely.  Guidance from the FDIC indicates that such new framework will in certain cases be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime which would otherwise apply to the sponsor, the depositor and the issuer.  However, the provisions of the new framework provide the FDIC with certain powers not possessed by a trustee in bankruptcy under existing bankruptcy laws.  Under some applications of these and other provisions of the new framework, payments on the notes could be reduced, delayed or otherwise negatively impacted.
Increased regulatory activity
and investigations into auto
finance companies could have a
material adverse effect on your
notes	Regulatory activity relating to the automotive finance sector and auto securitization has increased, particularly for subprime auto finance. Since mid-2014, certain auto finance companies involved in the origination and securitization of auto loans have received subpoenas from the U.S. Department of Justice as part of an industry-wide investigation relating to possible civil proceedings for potential violations of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. If MBFS USA were to receive a subpoena from the Department of Justice or become subject to other investigations as a result of increased regulatory scrutiny, no assurances could be given that the ultimate outcome of the investigation or any resulting proceeding would not have a material adverse effect on MBFS USA or any of its subsidiaries or affiliates, the ability of MBFS USA to service receivables or the ability of MBFS USA to perform its duties under the transaction documents. Additionally, any such outcome could adversely affect the ratings, marketability or liquidity of your notes.

Ratings of the notes are limited
and may be reduced or
withdrawn	The sponsor has hired two rating agencies and will pay them a fee to assign ratings on the notes. A rating is not a recommendation to purchase, hold or sell notes, and it does not comment as to market price or suitability for a particular investor. The ratings of the notes address the assigning rating agency’s assessment of the likelihood of the payment of principal and interest on the notes according to their terms. We cannot assure you that a rating will remain for any given period of time or that a rating agency will not lower, withdraw or qualify its rating if, in its judgment, circumstances in the future so warrant, or that one or more additional rating agencies, not hired by the sponsor or the depositor to rate the notes, may nonetheless provide a rating for the notes that will be lower than any rating assigned by a hired rating agency. In addition, in the event that a rating with respect to any notes is qualified, reduced or withdrawn, no person or entity will be obligated to provide any additional credit enhancement with respect to such notes. A reduction, withdrawal or qualification of a note’s rating would adversely affect its value.

The sponsor will not hire any other nationally recognized statistical rating organization, or “NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes.  However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each qualified NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes.

An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their respective affiliates will have any obligation to inform you of any unsolicited ratings assigned on or after the date of this prospectus.  NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements.  If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.  In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.
None of the sponsor, the depositor, the indenture trustee, the owner trustee or any of their respective affiliates will be required to monitor any changes to the ratings on these notes.  Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.
Additionally, we note that it may be perceived that a rating agency has a conflict of interest where, as is the industry standard and the case with the ratings of the notes, the sponsor or the issuer pays the fee charged by the rating agency for its rating services.
[The issuer will issue floating
rate notes, but the issuer will
not enter into any interest rate
swaps and you may suffer
losses on your notes if interest
rates rise	The receivables bear interest at a fixed rate, while the class A-2B notes will bear interest at a floating rate based on LIBOR plus an applicable spread. Interest rates have generally been at historically low levels in recent years and economic or other conditions could cause short term interest rates including LIBOR to rise materially after the issuance of the notes. Even though the issuer will issue the class A-2B notes as floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the class A-2B notes, which could mitigate this interest rate risk.

The issuer will make payments on the floating rate notes out of its generally available funds and not from funds that are dedicated solely to the floating rate notes.  Therefore, if the floating rate payable by the issuer increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuer, exceeds the amount of collections and other funds available to the issuer to make such payments, the issuer will not have sufficient funds to make payments on the notes, not just the holders of the floating rate notes.  If the issuer does not have sufficient funds to make payments, you would experience delays or reductions in the interest and principal payments on your notes.]
[The allocation of the principal
amount of the Class A-2 notes
is unknown	The allocation of the principal amount of the Class A-2 notes between the Class A-2A notes and the Class A-2B notes may not be determined until the day of pricing. A higher allocation to the floating rate notes will correspondingly increase the exposure of the issuer to increases in the interest rate payable on the floating rate notes.  In addition, a reduction in liquidity in the secondary market for the Class A-2A or Class A-2B notes may result if either class has a small principal amount compared to the other.]

[Retention of notes by the
depositor could adversely affect the
market value of your notes
and/or limit your ability to
resell your notes	The depositor may retain some of the notes [in addition to those notes retained under the risk retention provisions discussed under “Credit Risk Retention”]. As a result, the market for a retained class of notes may be less liquid than would otherwise be the case and, if retained notes are later sold in the secondary market, it could reduce demand for notes of that class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.]

Use of Proceeds
MBFS USA will sell the Receivables and certain related property to the Depositor.  The Depositor in turn will transfer the Receivables and related property to the Issuer in exchange for the Notes and the Certificates.  The Depositor will use the net proceeds from the sale of the Notes to (1) purchase the Receivables from MBFS USA, (2) deposit an amount equal to the Reserve Fund Deposit into the Reserve Fund and (3) pay for certain expenses incurred in connection with the issuance and sale of the Notes.
No expenses incurred in connection with the selection and acquisition of the Receivables by the Depositor will be payable from the offering proceeds.
The Issuer
Limited Purpose and Limited Assets
The Depositor formed Mercedes-Benz Auto Receivables Trust 20[__]-[_], a Delaware statutory trust, on __________, 20[__].  The Issuer has been formed under the laws of the State of Delaware solely for the purposes of the transactions described herein.  The Issuer will be governed by the Trust Agreement.
The Issuer will not engage in any activity other than:
•	acquiring, holding and managing the assets of the Issuer, including the Receivables, and the proceeds of those assets;
•	issuing the Notes and Certificates;
•	using (or permitting the Depositor to use) the proceeds of the sale of the Notes to (i) purchase the Receivables on the Closing Date, (ii) fund the Reserve Fund, (iii) pay the organizational, start-up and transactional expenses of the Issuer and (iv) pay the balance to the Depositor;
•	assigning and pledging the property of the Issuer to the Indenture Trustee;
•	paying interest on and principal of the Notes to the Noteholders and any excess collections to the Certificateholders;
•	entering into and performing its obligations under the Transaction Documents to which it is a party; and
•	engaging in those activities, including entering into agreements, that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith.
The Issuer will issue the Notes under the Indenture.  The Certificates will be issued under the Trust Agreement.  Except for the Securities, the Issuer is also prohibited from borrowing money or making loans to any other person.
If the various protections provided to the Noteholders by overcollateralization, the Reserve Fund and excess spread are insufficient, the Issuer will have to rely solely upon payments by obligors under the Receivables and the proceeds from the repossession and sale of Financed Vehicles that secure Defaulted Receivables to make payments on the Notes.  In connection with the exercise of remedies in relation to Defaulted Receivables, various factors, such as the Issuer not having perfected security interests in the Financed Vehicles in all states or state and federal laws protecting defaulting consumers from repossession of their vehicles, may affect the Servicer’s ability to repossess and sell the collateral securing such Defaulted Receivables, and thus may reduce the proceeds which the Issuer can distribute to Noteholders.  See “Material Legal Issues Relating to the Receivables”.

The Issuer’s principal offices are in care of [__________], as Owner Trustee, at [__________], Attention:  [__________].  The Issuer’s fiscal year ends on December 31.
Under the Administration Agreement, the Administrator will perform the administrative obligations of the Issuer under the Trust Agreement and the Indenture.
Capitalization of the Issuer
The following table illustrates the expected capitalization of the Issuer as of the Closing Date, as if the issuance and sale of the Notes had taken place on such date [[if the initial Note Balance is $______________]]:
Class A‑1 Notes	$	________.__
Class A‑2[A] Notes		________.__
[Class A‑2B Notes		________.__]
Class A‑3 Notes		________.__
Class A‑4 Notes		________.__
[Class B Notes		________.__]
Residual Interest (initial overcollateralization)(1)		________.__
Total	$	________.__

[[The following table illustrates the expected capitalization of the Issuer as of the Closing Date, as if the issuance and sale of the Notes had taken place on such date if the initial Note Balance is $______________:
Class A‑1 Notes	$	________.__
Class A‑2[A] Notes		________.__
[Class A‑2B Notes		________.__]
Class A‑3 Notes		________.__
Class A‑4 Notes		________.__
[Class B Notes		________.__]
Residual Interest (initial overcollateralization)(1)		________.__
Total	$	________.__
]]

(1)	Includes initial Yield Supplement Overcollateralization Amount.
The Issuer will not issue any debt other than the Notes or issue any securities other than the Notes and the Certificates, except that the Depositor or any affiliate of the Depositor, in either case, if it is the sole Certificateholder, may exchange all or a portion of the Certificates for additional notes or certificates issued by the Issuer upon certain conditions, as described under “Description of the Transaction Documents—Residual Interest; Issuance of Additional Securities”.
Property of the Issuer
The property of the Issuer will consist of a pool of motor vehicle installment sales contracts and installment loans secured by security interests in Financed Vehicles financed by those loans or contracts, the receivables with respect thereto and all payments received thereunder after the Cutoff Date.  The Receivables were or will be (i) purchased by MBFS USA indirectly pursuant to agreements with dealers or lenders or (ii) originated directly by MBFS USA in connection with lessees who purchase leased Mercedes-Benz or smart automobiles during or at the end of the related lease terms.
The Receivables will be serviced by the Servicer or one or more subservicers.  On or prior to the Closing Date, MBFS USA will sell the Receivables to the Depositor and the Depositor, in turn, will sell the Receivables to the Issuer.
The property of the Issuer will also include:

•	security interests in the Financed Vehicles;
•	the rights to proceeds, if any, from claims on certain theft, physical damage, credit life and credit disability insurance policies, if any, covering the Financed Vehicles or the obligors;
•	the rights of MBFS USA and the Depositor to the documents and instruments contained in the files relating to the Receivables;
•	amounts as from time to time may be held in the Collection Account, the Note Payment Account and the Reserve Account;
•	any proceeds of recourse rights against the dealer that sold a Receivable to MBFS USA;
•	certain rights under the Transaction Documents; and
•	any and all proceeds of the above items.
The Issuer’s rights and benefits with respect to the property of the Issuer will be assigned to the Indenture Trustee for the benefit of the Noteholders.
Restrictions on Merger and Consolidation
The Issuer may not consolidate with or merge into any other entity, unless:
•	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state or the District of Columbia;
•	the entity expressly assumes the Issuer’s obligation to make due and punctual payments upon the Notes and the performance or observance of every agreement and covenant of the Issuer under the Indenture;
•	no event that is, or with notice or lapse of time or both would become, an Event of Default shall have occurred and be continuing immediately after the merger or consolidation;
•	the Issuer has been advised in writing that the ratings of the Notes then in effect would not be qualified, reduced or withdrawn by any Rating Agency as a result of the merger or consolidation;
•	the Issuer has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse federal income tax consequence to the Issuer or to the Noteholders or Certificateholders;
•	any action as is necessary to maintain the lien and security interest created by the Indenture shall have been taken; and
•	the Issuer has received an opinion of counsel and officer’s certificate each stating that such consolidation or merger satisfies all requirements under the Indenture.
Other Negative Covenants
The Issuer will not, among other things, except as expressly permitted by the Transaction Documents:
•	sell, transfer, exchange or otherwise dispose of any of its assets;
•	claim any credit on or make any deduction from the principal or interest payable in respect of the Notes, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former holder of the Notes because of the payment of taxes levied or assessed upon the Issuer or its property;
•	dissolve or liquidate in whole or in part;
•	permit the lien of the Indenture to be subordinated or otherwise impaired, except as may be expressly permitted by the Indenture;
•	permit the validity or effectiveness of the Indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the Notes under the Indenture except as may be expressly permitted thereby;
•	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the Issuer or any part thereof, or any interest therein or the proceeds thereof, except for tax, mechanics’ or certain other liens on the Financed Vehicles and except as may be created by the terms of the Indenture; or
•	permit the lien of the Indenture not to constitute a valid and perfected first priority security interest in the assets of the Issuer, other than with respect to any such tax, mechanics’ or other lien on the Financed Vehicles.
The Issuer may not engage in any activity other than as described under “—Limited Purpose and Limited Assets”.  The Issuer will not incur, assume or guarantee any indebtedness other than indebtedness incurred under the Notes and Indenture, the Certificates, and as a result of any advances made to it by the Servicer or otherwise in accordance with the Sale and Servicing Agreement or other documents relating to the Issuer.
Annual Compliance Statement
The Issuer will be required to file an annual written statement with the Indenture Trustee certifying the fulfillment of its obligations under the Indenture.
The Depositor
Daimler Retail Receivables LLC, a Delaware limited liability company organized on April 10, 2009, will be the Depositor.  The sole equity member of the Depositor is MBFS USA.  The Depositor maintains its principal executive offices at 36455 Corporate Drive, Farmington Hills, Michigan 48331.  Its telephone number is (248) 991 6700.
The Depositor was organized solely for the purpose of forming one or more securitization trusts, such as the Issuer, selling beneficial interests therein and acquiring assets and transferring the related property and rights to those trusts and engaging in related transactions.  The Depositor’s limited liability company agreement limits the activities of the Depositor to the foregoing purposes and to any activities incidental to and necessary for these purposes.  Other than the obligation to consent to amendments to the Trust Agreement or other consent rights given to the holder of the residual interest in the Issuer, the payment of organizational expenses of the Issuer, the maintenance and establishment of certain trust accounts, the maintenance of books and records, and the indemnification of the Owner Trustee, the Depositor will have no ongoing duties with respect to the Issuer.
None of the Depositor, MBFS USA or any of their respective affiliates will insure or guarantee the Receivables or the Notes.
The Depositor does not have, is not required to have, and is not expected in the future to have, any significant assets.
The limited liability company agreement of the Depositor includes corporate separateness covenants and restrictions on its permitted corporate functions (including on its ability to borrow money or incur debts), all of which are designed to prevent the consolidation of the assets of the Depositor with those of either MBFS USA or any affiliate of MBFS USA in the event of a bankruptcy or insolvency proceeding of MBFS USA or such other affiliated entity.  In addition, the Depositor itself may not file a voluntary petition for bankruptcy or insolvency protection in either federal or any state court without the consent of its board of managers, including at least two independent managers.

The Trustees
The Owner Trustee
General.  [_________________________] will be the Owner Trustee under the Trust Agreement.  [_______] is a [________].  The principal offices of the Owner Trustee are located at [_________].
[Add description of the general character of the Owner Trustee’s business, its prior experience as an owner trustee for asset-backed securities transactions involving similar pool assets, material litigation and any other required disclosure.]
The Depositor, MBFS USA, the Servicer and their respective affiliates may maintain normal commercial banking relations with the Owner Trustee and its affiliates.
Duties of the Owner Trustee.  The Owner Trustee’s main duties will be:
•	creating the Issuer by filing a certificate of trust with the Delaware Secretary of State;
•	maintaining (or causing to be maintained) a certificate distribution account for the benefit of the Certificateholders or the holders of the residual interest in the Issuer; and
•	executing documents on behalf of the Issuer.
The Owner Trustee’s liability in connection with the issuance and sale of the Securities is limited solely to its express obligations set forth in the Trust Agreement.  The Owner Trustee will not be liable for any error in judgment made in good faith and will not be liable for any action taken at the direction of the Administrator or any Certificateholder.  The Owner Trustee will not be required to expend or risk its own funds or incur any financial liability in respect of any of its actions as Owner Trustee if the Owner Trustee has reasonable grounds to believe that reimbursement to it of such funds or adequate indemnity against such risk or liabilities is not reasonably assured.
The Owner Trustee will make no representations as to the validity or sufficiency of the Trust Agreement, the Notes or Certificates (other than the authentication of the Certificates) or of any Receivables or related documents and is not accountable for the use or application by the Depositor or the Servicer of any funds paid to the Depositor or the Servicer in respect of the Notes or the Certificates, or the investment of any monies by the Servicer before those monies are deposited into the Collection Account.  The Owner Trustee will not independently verify the Receivables.  The Owner Trustee will be required to perform only those duties specifically required of it under the Trust Agreement.  Those duties generally will be limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Owner Trustee under the Trust Agreement, in which case it will only be required to examine them to determine whether they conform to the requirements of the Trust Agreement.
The Owner Trustee will not be required to perform any of the obligations of the Issuer under the Trust Agreement or the other Transaction Documents that are required to be performed by:
•	the Servicer under the Sale and Servicing Agreement or the Asset Representations Review Agreement;
•	the Administrator under the Trust Agreement, the Administration Agreement, the Indenture or the Asset Representations Review Agreement;

•	the Depositor under the Receivables Purchase Agreement or the Trust Agreement; or
•	the Indenture Trustee under the Indenture.
In addition, the Owner Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Trust Agreement or to make any investigation of matters arising under the Trust Agreement or to institute, conduct or defend any litigation under the Trust Agreement or in relation thereto or to any other Transaction Document at the request, order or direction of any of the Certificateholders, unless those Certificateholders have offered to the Owner Trustee security or indemnity reasonably satisfactory to the Owner Trustee against the costs, expenses and liabilities that may be incurred by the Owner Trustee in connection with the exercise of those rights.
The Owner Trustee will administer the Issuer in the interest of the Certificateholders, subject to the lien of the Indenture and the obligations of the Issuer with respect to the Notes, in accordance with the Trust Agreement and the other Transaction Documents.
Compensation and Indemnification.  The Depositor and the Administrator will indemnify the Owner Trustee and its officers, directors, successors, assigns, agents and servants for all liabilities, losses, damages and expenses incurred by the Owner Trustee or arising out of the Owner Trustee’s performance of its duties under the Trust Agreement unless caused by the willful misconduct, bad faith or negligence of the Owner Trustee or as a result of breaches of representations made by the Owner Trustee in the Trust Agreement.  The Administrator will indemnify the Owner Trustee for all liabilities and damages arising out of the Owner Trustee’s performance of its duties unless caused by willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its duties.
The Issuer will pay the fees of the Owner Trustee, reimburse the Owner Trustee for expenses incurred in performing its duties, and pay any indemnities due to the Owner Trustee, to the extent such amounts have not been paid or reimbursed by the Depositor or the Administrator.  The Issuer will pay these amounts to the Owner Trustee on each Payment Date up to any limit specified herein before the Issuer makes any payment to the Noteholders.  Except as otherwise provided herein, following the occurrence of an Event of Default and the acceleration of the Notes, all Owner Trustee fees, expenses and indemnities will be paid without limit, prior to payments to the Noteholders.
Removal, Resignation and Termination.  The Owner Trustee may resign at any time by notifying the Administrator.  The Administrator may remove the Owner Trustee at any time and for any reason or if the Owner Trustee becomes legally unable to act, becomes subject to a bankruptcy or is no longer eligible to act as Owner Trustee under the Trust Agreement because of changes in its legal status, financial condition or certain rating conditions.  No resignation or removal of the Owner Trustee will be effective until a successor Owner Trustee is in place.
The Trust Agreement will terminate when:
•	the last Receivable is paid in full, settled, sold or charged off and all collections are applied; or
•	the Issuer has paid all the Notes in full and all other amounts payable by it under the Transaction Documents.
Upon termination of the Trust Agreement, any remaining Issuer assets will be distributed to the Certificateholders and the Issuer will be terminated.
The Indenture Trustee
[_________] will act as Indenture Trustee under the Indenture.  [________] is a [_______] banking [corporation][association] and its corporate trust office is located at [________________].

[Add description of the general character of the Indenture trustee’s business, its prior experience as an indenture trustee for asset-backed securities transactions involving similar pool assets, material litigation and any other required disclosure.]
The Indenture Trustee will make each monthly report available to each holder of Notes via the Indenture Trustee’s internet website at [__________].  Holders of Notes with questions, including regarding the use of the Indenture Trustee’s website, may direct them to the Indenture Trustee’s bondholder services group at [__________].
The Depositor, MBFS USA, the Servicer and their respective affiliates may maintain normal commercial banking relations with the Indenture Trustee and its affiliates.
Duties of the Indenture Trustee.  Except upon the occurrence and during the continuation of an Event of Default, the Indenture Trustee:
•	will perform those duties and only those duties that are specifically set forth in the Indenture and no implied covenants or obligations shall be read into the Indenture against such Indenture Trustee;
•	may, in the absence of bad faith, rely conclusively on certificates or opinions furnished to the Indenture Trustee which conform to the requirements of the Indenture as to the truth of the statement and the correctness of the opinions expressed in those certificates or opinions; and
•	will examine any certificates and opinions which are specifically required to be furnished to the Indenture Trustee under the Indenture to determine whether or not they conform to the requirements of the Indenture.
The Indenture Trustee will not be required to expend or risk its own funds or otherwise incur any financial liability in respect of any of its actions as Indenture Trustee if the Indenture Trustee has reasonable grounds to believe that reimbursement to it of such funds or for such liabilities is not reasonably assured.
If an Event of Default shall have occurred and be continuing, the Indenture Trustee will be required to exercise the rights and powers vested in it by the Indenture and to use the same degree of care and skill in the exercise of those rights and powers as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs.
The Indenture Trustee will make no representations as to the validity or sufficiency of the Indenture, the Notes (other than authentication of the Notes) or related documents, and is not accountable for the use or application by the Depositor or the Servicer of any funds paid to the Depositor or the Servicer in respect of the Notes, or the investment of any monies by the Servicer before those monies are deposited into the Collection Account.  The Indenture Trustee will not independently verify the Receivables.  If no Event of Default has occurred, the Indenture Trustee is required to perform only those duties specifically required of it under the Indenture.  In addition to making distributions to the Noteholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Indenture Trustee under the Indenture, in which case it will only be required to examine them to determine whether they conform to the requirements of the Indenture.  The Indenture will provide that the Indenture Trustee will not be deemed to have knowledge about any event unless a responsible officer of the Indenture Trustee has actual knowledge of the event or has received written notice of the event.
The Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation to the Indenture or that litigation (other than those relating to an asset representation review demand) at the request, order or direction of any of the Noteholders, unless those Noteholders have offered to the Indenture Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Indenture Trustee, its agents and its counsel in connection with the exercise of those rights.  A Noteholder’s right to institute any proceeding with respect to the Indenture Trustee is conditioned upon (1) the Noteholder providing the Indenture Trustee with written notice of the Event of Default, (2) the holders of the Notes evidencing not less than 25% of the Note Balance of the Controlling Class having made written request upon the Indenture Trustee to institute that proceeding in its own name as the Indenture Trustee under the Indenture, (3) the Indenture Trustee having for 60 days failed to institute that proceeding and (4) no direction inconsistent with such written request having been given to the Indenture Trustee during such 60-day period by Noteholders evidencing a majority of the Note Balance of the Controlling Class.  No obligation of the Indenture Trustee shall arise unless the Noteholders have offered to the Indenture Trustee indemnity satisfactory to it.
Upon the continuance of an Event of Default of which a responsible officer of the Indenture Trustee shall have knowledge, the Indenture Trustee will be required to exercise the rights and powers vested in it by the Indenture and use the same degree of care and skill in the exercise thereof as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs.
Indenture Trustee’s Annual Report.  If required by the Trust Indenture Act, the Indenture Trustee will be required to mail each year to all Noteholders a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture, any amounts advanced by it under the Indenture, the amount, interest rate and maturity date of certain indebtedness owing by the Issuer to the Indenture Trustee in its individual capacity, the property and funds physically held by such Indenture Trustee as such and any action taken by it that materially affects the Notes and that has not been previously reported.
Reports by Indenture Trustee to Noteholders.  The Indenture Trustee will provide to Noteholders (which shall be Cede & Co. as the nominee of DTC, unless Definitive Notes are issued under the limited circumstances described herein), monthly statements as described under “Description of the Transaction Documents—Statements to Noteholders”.  Copies of these reports may be obtained at no charge at the offices or the website of the Indenture Trustee specified herein.
The Indenture Trustee will also deliver, at the expense of the Issuer, to each Noteholder such information as may be reasonably requested (and reasonably available to the Indenture Trustee) to enable such holder to prepare its federal and state income tax returns.
The Indenture Trustee will be required to furnish to any Noteholder promptly upon receipt of a written request by such Noteholder (at the expense of the requesting Noteholder) duplicates or copies of all reports, notices, requests, demands, certificates and any other documents furnished to the Indenture Trustee under the Transaction Documents.
Compensation and Indemnification.  The Issuer shall, or cause the Administrator to, pay to the Indenture Trustee from time to time reasonable compensation for its services, reimburse the Indenture Trustee for all expenses and disbursements reasonably incurred or made by it and indemnify the Indenture Trustee for, and hold it harmless against, any and all losses, liabilities or expenses, including attorneys’ fees, incurred by it in connection with the administration of the Issuer and the performance of its duties under the Indenture.
The Issuer will pay these amounts to the Indenture Trustee on each Payment Date up to any limit specified herein before the Issuer makes any payment to the Noteholders.  Except as otherwise provided herein, following the occurrence of an Event of Default and an acceleration of the Notes, all Indenture Trustee fees, expenses and indemnities will be paid without limit, prior to payments to the Noteholders.
The Indenture Trustee shall notify the Issuer and the Administrator promptly of any claim for which it may seek indemnity; provided, that, failure by the Indenture Trustee to provide such notification shall not relieve the Issuer or the Administrator of its obligations under the Indenture.
The Indenture Trustee will not, however, be indemnified for, or held harmless against, any loss, liability or expense incurred by it through its own willful misconduct, negligence or bad faith.  The Indenture Trustee will not be liable:
•	for any error of judgment made by it in good faith unless it is proved that it was negligent in ascertaining the pertinent facts;

•	for any action it takes or omits to take in good faith in accordance with directions received by it from the Noteholders in accordance with the terms of the Indenture; or
•	for interest on any money received by it except as the Indenture Trustee and the Issuer may agree in writing.
The Indenture Trustee will not be deemed to have knowledge of any Event of Default or a breach of representation or warranty unless a responsible officer of the Indenture Trustee has actual knowledge of the default or has received written notice of the default in accordance with the Indenture.
Resignation of Indenture Trustee Due to Conflict of Interest.  Under the Trust Indenture Act, the Indenture Trustee may be considered to have a conflict of interest and be required to resign as Indenture Trustee for the Notes or any class of Notes if a default occurs under the Indenture.  In these circumstances, separate successor indenture trustees will be appointed for each class of Notes.  Even if separate indenture trustees are appointed, only the indenture trustee acting on behalf of the Controlling Class will have the right to exercise remedies and only the Controlling Class will have the right to direct or consent to any action to be taken.
Replacement of Indenture Trustee.  The holders of Notes evidencing at least 51% of the aggregate principal amount of the Notes may remove the Indenture Trustee without cause by providing 30 days’ prior written notice to the Indenture Trustee, the Issuer, the Depositor and the Administrator (who shall notify each Rating Agency) of that removal and, following that removal, may appoint a successor Indenture Trustee.  Any successor Indenture Trustee must at all times satisfy the applicable requirements of the Trust Indenture Act and must have a combined capital and surplus of at least $50,000,000 and a long-term debt rating of investment grade by each Rating Agency or must otherwise be acceptable to each Rating Agency.
The Indenture Trustee may resign at any time by providing 30 days’ prior written notice to the Issuer, the Administrator, the Depositor and the Noteholders.  The Issuer will be required to remove the Indenture Trustee if the Indenture Trustee:
•	ceases to be eligible to continue as the Indenture Trustee under the Indenture;
•	is adjudged to be bankrupt or insolvent;
•	comes under the charge of a receiver or other public officer; or
•	otherwise becomes incapable of acting.
Upon the resignation or removal of the Indenture Trustee, or the failure of the Noteholders to appoint a successor Indenture Trustee following the removal of the Indenture Trustee without cause, the Administrator will be required promptly to appoint a successor Indenture Trustee under the Indenture.  Any resignation or removal of the Indenture Trustee and appointment of a successor Indenture Trustee will not become effective until acceptance of such appointment by the successor Indenture Trustee.
The Asset Representations Reviewer
[____________], a [___________], will act as the Asset Representations Reviewer under the Asset Representations Review Agreement.
[Insert description of Asset Representations Reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB.]
The Asset Representations Reviewer is an “eligible asset representations reviewer”, meaning that (1) it is not affiliated with the Sponsor, the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee or any of their affiliates and (2) neither it nor any of its affiliates has been hired by the Sponsor or the underwriters to perform pre-closing due diligence work on the Receivables.  For so long as the Notes remain outstanding, the Asset

Representations Reviewer must be an eligible asset representations reviewer.  The Asset Representations Reviewer is not responsible for (a) reviewing the Receivables for compliance with the representations under the Transaction Documents, except in connection with a review under the Asset Representations Review Agreement or (b) determining whether noncompliance with any representation is a breach of the Transaction Documents or if any Receivable is required to be repurchased.
The Asset Representations Reviewer’s main obligations will be:
•	reviewing each review receivable following receipt of a review notice from the Indenture Trustee, and
•	providing a report on the results of the review to the Issuer, the Servicer and the Indenture Trustee.
For a description of the review to be performed by the Asset Representations Reviewer, you should read “The Receivables — Asset Representations Review”.
The Asset Representations Reviewer will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the Asset Representations Reviewer.  In no event will the Asset Representations Reviewer be liable for special, indirect or consequential losses or damages (including lost profit), even if the Asset Representations Reviewer has been advised of the likelihood of the loss or damage and regardless of the form of action.
The Issuer and the Administrator will indemnify the Asset Representations Reviewer for liabilities and damages resulting from the Asset Representations Reviewer’s performance of its obligations under the Asset Representations Review Agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the Asset Representations Reviewer or as a result of any breach of representations made by the Asset Representations Reviewer in the Asset Representations Review Agreement.
The Issuer will pay the annual fees and review fees of the Asset Representations Reviewer, reimburse the Asset Representations Reviewer for their reasonable out-of-pocket travel expenses for a review and pay any indemnities due to the Asset Representations Reviewer[, to the extent, in the case of indemnified amounts, those amounts are not paid or reimbursed by the Administrator].  The Issuer will pay these amounts to the Asset Representations Reviewer on each Payment Date, along with similar amounts owed to the Indenture Trustee, the Owner Trustee and expenses incurred by the Issuer under the Transaction Documents, up to the total limit of $__________ per year, before the Issuer makes any other payments.  The Issuer will pay any of these amounts in excess of the limit, on a pro-rata basis with any other amounts due and unpaid to the Indenture Trustee and the Owner Trustee only after making all payments of interest and principal on the Notes due on that Payment Date, any required deposits in the Reserve Fund and any payments due to a successor Servicer, if any.  Following an Event of Default and acceleration of the Notes, however, all of these fees, expenses and indemnities will be payable in an unlimited amount prior to any payments of interest or principal on the Notes.
The Asset Representations Reviewer may not resign, unless it becomes legally unable to perform its obligations as Asset Representations Reviewer.  The Issuer may remove the Asset Representations Reviewer if the Asset Representations Reviewer (1) ceases to be an eligible asset representations reviewer, (2) breaches any of its representations, warranties, covenants or obligations in the Asset Representations Review Agreement or (3) becomes subject to a bankruptcy.  No resignation or removal of the Asset Representations Reviewer will be effective until a successor asset representations reviewer who is an eligible asset representations reviewer is in place.  Any resignation or removal of the Asset Representations Reviewer or resignation, removal or appointment of any successor asset representations reviewer will be reported by the Issuer in a timely Form 10-D filing.  The Asset Representations Reviewer will pay the expenses of transitioning the Asset Representations Reviewer’s obligations to the successor asset representations reviewer.
MBFS USA
General
MBFS USA will be (i) the Sponsor of the securitization in which the Notes are offered, (ii) responsible for structuring the securitization and selecting the transaction parties other than MBFS USA and its affiliates, (iii) the

Servicer of the Receivables and (iv) the Administrator for the Issuer.  MBFS USA is a wholly-owned indirect subsidiary of Daimler AG, a German corporation that is a globally leading producer of premium passenger cars and the largest manufacturer of heavy- and medium-duty trucks in the world.  MBFS USA is a Delaware limited liability company.  Its principal executive offices are located at 36455 Corporate Drive, Farmington Hills, Michigan 48331 and its telephone number is (248) 991-6700.
Daimler AG and its predecessor have owned at least one U.S. financial services subsidiary since 1982.  MBFS USA was formed on March 16, 2007 in connection with the sale by a predecessor of Daimler AG of the Chrysler Group and related entities.
MBFS USA provides indirect automobile and commercial vehicle installment sales contract, installment loan and lease financing by purchasing both retail and/or commercial installment sales contracts and leases from Mercedes-Benz and smart automobile retail dealers and Daimler commercial vehicle dealers in all 50 states of the United States and Puerto Rico.  Installment sales contracts and installment loans relating to retail sales of new and pre-owned automobiles are purchased by MBFS USA from dealers in accordance with the underwriting standards described below under “—Underwriting”.  MBFS USA provides direct installment sales contract and installment loan financing to finance the purchase by lessees of leased Mercedes-Benz and smart automobiles in accordance with the same underwriting standards.  MBFS USA also provides direct wholesale financing to many dealers by financing inventories and other dealer activities such as business acquisitions, facilities refurbishment, real estate purchases and working capital requirements.  The managed retail portfolio of MBFS USA has grown from $___ billion at December 31, 20[___] to $_____  at __________, 20[__].
MBFS USA services all Contracts that it purchases or originates.  See “—Servicing Responsibilities” below.  Historical delinquency and loss information for the motor vehicle installment sales contracts and installment loans originated and serviced by MBFS USA, and data showing the size and growth of both originations and of the serviced portfolio are presented in this prospectus.
MBFS USA frequently purchases Contracts with Contract Rates that are lower than it would otherwise require based on its targeted rates of return, pursuant to incentive finance programs intended to increase sales of new and pre-owned Mercedes-Benz or smart automobiles.
The following table sets forth information regarding the number of motor vehicle installment sales contracts and installment loans added to MBFS USA’s retail U.S. motor vehicle installment sales contract and installment loan portfolio during each year since 20[__] and during the [___] months ended __________, 20[__] and __________, 20[__].
For the [___] Months Ended [_____],
	20[__]	20[__]
Number of motor vehicle installment sales contracts and installment loans acquired
Amount financed	$_____	$_____
Secured by new vehicles	$_____	$_____
Secured by pre-owned vehicles	$_____	$_____

For the Year Ended December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]
Number of motor vehicle installment sales contracts and installment loans acquired
Amount financed	$_____	$_____	$_____	$_____	$_____
Secured by new vehicles	$_____	$_____	$_____	$_____	$_____
Secured by pre-owned vehicles	$_____	$_____	$_____	$_____	$_____

[MBFS USA’s wholly-owned subsidiary, the Depositor, will initially retain the residual interest in the Issuer.  The residual interest will be evidenced by the Certificates and represents the ownership interest in the Issuer and the right to all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuer or

make deposits in the Reserve Fund.]   [To be added for offerings after December 24, 2016:] [MBFS USA’s wholly-owned subsidiary, the Depositor, will initially retain [[__]% of each class of Notes] [and] [the residual interest in the Issuer].  The residual interest will be evidenced by the Certificates and represents the ownership interest in the Issuer and the right to all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuer or make deposits in the Reserve Fund.  The Depositor’s retention of __% of each class of Notes represents a vertical interest in the securitization transaction.  The residual interest is subordinated to the Notes and represents the first-loss interest in the securitization transaction.  The Depositor’s retained interests will not be hedged by MBFS USA, the Depositor or any of their affiliates.    See “Credit Risk Retention” for more information about the required retention of credit risk in the transaction by the Sponsor.]
Underwriting
MBFS USA’s underwriting standards assess a prospective customer’s ability and willingness to pay the amounts due on the Contract and the adequacy of the related Financed Vehicle as collateral.  MBFS USA purchases approved Contracts from dealers pursuant to agreements with the related dealers and originates Contracts to finance the purchase by lessees of leased Mercedes-Benz, Sprinter, and smart automobiles.  MBFS USA employs predetermined credit score cutoffs, using a proprietary scorecard developed for its exclusive use, and approval authority levels.
Applicants complete a credit application providing various items of personal and financial information including address, date of birth, income and employment history.  The primary applicant may apply with a joint-applicant (or guarantor, if the applicant is a business), each of whom is jointly and severally liable for the debt.
Dealers electronically submit Contract applications, together with related vehicle information and deal structure.  MBFS USA obtains one or more credit reports on the applicant from a national credit bureau (generally, TransUnion).  A second credit report is obtained from Equifax or Experian if MBFS USA believes a second report may contain additional credit information.  The credit report is used to evaluate the creditworthiness of the proposed borrower.
MBFS USA evaluates each application using a proprietary credit scorecard developed with a third party credit scoring company exclusively for MBFS USA.  The scorecard is used to assess the creditworthiness of the applicant and assign a proprietary credit score using credit bureau and other credit application variables.  The scorecard was most recently updated in July 2014.
The proprietary credit score is used to price the statistical risk of default represented by each application, as well as to determine system-recommended rejected applications.  MBFS USA has stratified the range of acceptable credit scores into tiers, and an approved customer is assigned to one of these credit tiers, based on the customer’s proprietary credit score.  The analyst or dealer can structure the financing to reduce the amount MBFS USA will advance, which may move the applicant to a higher credit tier and consequently reduce the applicable interest rate.  Ultimately the final decision is rendered using the proprietary scorecard.
The maximum loan to value ratio for an applicant varies based on the credit tier to which the applicant is assigned.  Customers scoring in the higher credit tiers are permitted the highest loan to value ratios.
Amounts advanced in excess of 100% of a vehicle’s retail price or market value generally are due to balances owing on trade-in vehicles or various fees and taxes.  In some instances, they may also include financing of dealer-installed accessories, insurance policies and extended service contracts and dealer markups.
As part of the approval process, MBFS USA’s credit process may require that some of the information provided by the applicant must be verified, such as income, employment, residence or credit history.  Credit analysts in MBFS USA’s consumer credit department are responsible for properly structuring and pricing deals that do not meet automated approval criteria, as well as clearing Office of Foreign Assets Control, European Sanctions List and “red flags” identified in applicable guidelines.  An application may not meet the automated approval criteria because of incomplete or inconsistent information or because one or more credit-related terms is not within prescribed automatic approval levels.  In such cases, a credit analyst evaluates the applications using the same underwriting guidelines that are structured into the automated process and weighs other factors as applicable, such as the prospective obligor’s prior experience with MBFS USA, current and previous vehicle registrations, housing values and ownership, liquidity and proof of income.  If data entry or inconsistent information is the reason an application did not receive automatic approval, the credit analyst will take steps to determine if the data in question can be verified and to make corrections if necessary or obtain proof of the inconsistent data.  Based on the credit analyst’s assessment of the strengths and weaknesses of each application, the credit analyst will then either approve the application, reject the application or forward the application for review by an MBFS USA credit analyst with higher approval authority.  Ultimately, the final decision is rendered using the proprietary scorecard as applied through the automated process and analysis by the credit analyst where that analysis is warranted under MBFS USA’s credit process.
That an application does not meet the automatic approval criteria or has other characteristics that require referral to a credit analyst does not mean that it has failed to meet MBFS USA’s underwriting standards.  The automated approval criteria are not a separate level of underwriting from those applied by credit analysts.  Rather, the automated decision process uses models that are designed to replicate the judgmental evaluation that would be applied by an experienced credit analyst based on MBFS USA’s established underwriting standards.  It is common under MBFS USA’s underwriting procedures for applications to be referred to MBFS USA’s credit analysts for application of MBFS USA’s underwriting standards.
Credit analysts have the authority to approve or deny different types of credit applications depending on their level of experience.  Less experienced credit analysts are generally allowed to approve only the highest credit quality applications up to their assigned aggregate dollar credit limit.  Experienced analysts can approve lower credit quality applications that are within MBFS USA’s underwriting standards.  The retail credit operation manager, retail credit manager, senior retail credit analyst and retail credit analyst can approve any credit application up to their authority limits.  Retail credit managers receive and review reports, sorted by credit analysts that highlight credit application approvals where the credit score approved by the analyst differs from the system-assigned credit score.
In the case of commercial applicants, MBFS USA reviews recent financial information, including financial statements when available.  A commercial transaction is also scored using attributes from the applicant’s financial statements and the deal structure.  Individuals may be required to participate as a co-obligor in respect of their business’ obligations under the related Contract, and the foregoing application process applies to the co-obligor.  In the case of a commercial applicant where there is no individual co-obligor, MBFS USA analyzes the applicant’s financial statements and investigates current and previous credit references (if deemed appropriate a Paynet report will be obtained and analyzed) to determine creditworthiness.
Once approval has been received, the computer system automatically sends an electronic notice to the dealer with MBFS USA’s credit decision, specifying approval, denial or conditional approval based upon modification of the transaction such as an increase in down payment or term limitation.  If a decision to decline or to condition the application is made, the weaknesses of the application are discussed with the dealer.  A written notification is also generated and is mailed to the applicant no more than ten days after an application has been conditioned or declined.
Upon acceptance, the dealer can fund the Contract at time of credit approval through MBFS USA’s electronic funds transfer system.  Then the dealer delivers the applicable documentation to MBFS USA’s operational headquarters in Ft. Worth, Texas or to a vendor’s Memphis, Tennessee office for processing.  The funding team in Ft. Worth audits the contract documentation for completeness, legal compliance and consistency with the application.  The completed file is then imaged, and certain original paper documents are stored offsite for seven years after contract termination.
In cases where the applicable documentation is sent to the vendor, the vendor scans the contract documentation and sends images to the funding team in Ft. Worth.  The funding team audits the documentation as described above.  The vendor stores certain original paper documents offsite for seven years after contract termination.
Upon maturity of a retail lease, the lessee has the option to purchase the leased vehicle.  Credit bureau information is obtained on each lessee that seeks to finance the purchase of a leased vehicle at lease maturity with

MBFS USA.  Prior to the maturity of a retail lease, MBFS USA sends information on the lessee to TransUnion for a pre-approval review and the account of such lessee is flagged in MBFS USA’s inventory management system as being pre-approved or not pre-approved.  If a lessee who is not pre-approved wishes to purchase the leased vehicle at lease maturity and finance the purchase with MBFS USA, the lessee will be required to complete a credit application and be approved through the regular credit approval process.  In all cases where a lessee elects to purchase the vehicle at lease maturity and finance the purchase with MBFS USA, the appropriate documents for operating lease “conversions to retail” are sent to the lessee for signature and returned to MBFS USA for review, loan set-up and filing.
In some cases MBFS USA purchases retail contracts that amortize to a specified end-term value with a remaining balance to be paid in a lump (balloon) payment at the end of the term, known as retail “balloon accounts”.  Upon maturity of a retail balloon account, the customer has the option to purchase the related vehicle.  A credit bureau report is obtained on each customer that seeks to finance the purchase of a balloon vehicle at maturity with MBFS USA, with the credit process consistent with dealer-originated applications, unless the refinance is dictated by state law or contract.  In all cases, the appropriate documents for “balloon conversion” are sent to the maturing customer for signature and returned to MBFS USA for review, loan set-up, and filing.
Dealer Agreements
Pursuant to the related dealer agreement, each dealer makes representations and warranties with respect to the Contracts and the related Financed Vehicles that it sells to MBFS USA.  These representations and warranties typically do not relate to the creditworthiness of the borrower or the collectability of the related Contracts.  Upon breach of any such representation or warranty, MBFS USA has a right of recourse against the related dealer to require such dealer to repurchase the related Contract.  Dealer agreements do not generally provide for recourse against the related dealer if the borrower defaults under his or her Contract.
Servicing Responsibilities
MBFS USA, in its capacity as Servicer, will be responsible for managing, administering, servicing and making collections on the Receivables.  MBFS USA will have the right to delegate any or all of its servicing duties to its affiliates or to contract with unrelated third parties to perform any of its servicing duties.  Notwithstanding the foregoing, MBFS USA will remain obligated and liable for servicing the Receivables as if it alone were servicing the Receivables.
To facilitate the servicing of the Receivables, the Issuer will authorize the Servicer to retain physical possession of the Receivables held by the Issuer and the other documents related thereto as custodian for the Issuer.  Due to administrative burden and expense, the certificates of title to the Financed Vehicles will not be amended to reflect the sale and assignment of the security interest in the Financed Vehicles to the Issuer.
MBFS USA’s servicing procedures are summarized in the remaining portions of this section.  Servicing operations are conducted primarily out of its servicing center in Ft. Worth, Texas.
Collection Procedures
The servicing process includes the routine collection and processing of payments, responding to obligor inquiries, maintaining the security interest in the vehicle and repossessing and selling collateral when necessary.
Approximately 19 days before a payment is due, borrowers not paying via direct debit are mailed a billing statement directing them to make a payment on the date indicated.  Numerous payment methods are offered to borrowers in addition to direct debit, on a volume basis the most important of which include Auto Pay, paper check, online banking, MBFS USA online bill pay, credit card payments and phone pay.
MBFS USA measures delinquency by the number of days elapsed from the date a payment is due under the related Contract.  MBFS USA considers a payment to be delinquent when the obligor fails to remit more than 90%

of a scheduled payment within two days after the related due date.  MBFS USA is currently implementing system changes that when finalized will reduce that two day period to one day.
Account delinquency data is directed to collection software that tracks and monitors delinquency status.  A risk-based collection system assigns a risk level to each obligor based on its behavioral score and a treatment plan according to its risk level and estimated loss amount.  Factors considered in the assignment of the behavioral score include internal MBFS account characteristics, such as the number of times delinquent, and external credit bureau attributes from TransUnion, which include number of months since most recent delinquency and number of tradelines 90 days past due or worse.
Telephone collection intervention can begin as early as eight and as late as 20 days after the due date for a delinquent payment.  Predictive dialers assist with this process for delinquent accounts generally up to 90 days past due.  Assessment of risk with respect to delinquent obligors is ongoing throughout the collection process on each individual account.
Various technologies are used to promote both an efficient and effective collection process, including:
•	Skip Trace Technology – Provides access to databases that offer current address and telephone information on customers that have relocated;
•	Financial Agent Workbench – Provides account information required for collection agents to discuss and resolve delinquency;
•	Imaging System – Allows collection agents to view customer account documents online;
•	Multiple Payment Options – Enables on-the-spot phone pay transactions to cure delinquency at the time of telephone contact;
•	Mail Tracking System – Electronic notification from the U.S. Post Office when a customer places a MBFS USA remittance in the U.S. mail;
•	Quality Monitoring System – Facilitates coaching critical collection behaviors necessary to produce effective telephone contacts; and
•	Call Miner – Vendor search engine for data associated with recorded calls.
If satisfactory payment arrangements are not made by delinquent obligors, the vehicle is generally assigned for repossession when the obligor becomes 75-85 days delinquent, subject to compliance with applicable law.  All involuntary repossessions must be authorized by a collections team leader or higher level manager and be in compliance with all applicable consumer protection laws and regulations.
Repossessions
Involuntary repossessions occur after all collection techniques have been unable to bring the account current, or the customer is a high risk to become a skip account (e.g., contact is lost with both the customer and the vehicle).  Voluntary repossessions occur when customers voluntarily surrender a vehicle due to the inability to continue making payments.
Prior to repossession, a collections team leader or higher level manager reviews the account in detail and approves the assignment to a repossession company.  Upon repossession of the vehicle, a legal notice containing redemption instructions is sent.  If the obligor foregoes the opportunity to redeem the vehicle, it is transported to an auction for disposal.  MBFS USA inspects the vehicle and performs any necessary reconditioning or repairs to prepare it for sale.  All repossessed vehicles are sold at auctions that may be physical or virtual via the internet, in each case in an “open sale” environment available to all registered dealers.  Proceeds from the sale, net of auction fees and reconditioning and other costs, are applied to the account.

Charge-offs
MBFS’s policy generally requires that a Contract be charged-off by the 127th day of delinquency, if MBFS USA does not have physical possession of the Financed Vehicle or is unable to locate the Financed Vehicle, and if evidence does not exist that collection is imminent.  MBFS’s policy also generally requires that a Contract be charged-off:
•	if the vehicle has been repossessed, sold, and MBFS USA has made a final determination of any deficiency owed on the account;
•	upon unsatisfactory resolution of a bankruptcy proceeding or the incurrence of an uninsured loss; or
•	upon a determination by MBFS that the Financed Vehicle is of no value or the Financed Vehicle is abandoned by MBFS USA due to condition and cost to repossess.
Any deficiencies remaining after repossession and sale of the related Financed Vehicle or after full charge-off of the related Contract are pursued by MBFS USA to the extent practicable and legally permitted.  Obligors are contacted, and when warranted by circumstances, MBFS USA (or an external agent acting on its behalf) establishes repayment schedules that are monitored until the deficiencies are either paid in full, a settlement agreement is reached, or collection becomes impractical to pursue.
Physical Damage Insurance
Each Contract requires the obligor to maintain physical damage insurance that insures the obligor and MBFS USA against loss or damage to the vehicle during the Contract term.  While the obligor is required to maintain physical damage insurance on the related Financed Vehicle in an amount at least equal to that required by applicable State law, MBFS USA is not obligated to, and does not, monitor whether the obligor is maintaining that insurance.  Failure to maintain the required insurance is an event of default under the Contract.
The dealer agreements require the dealers to establish that the required insurance coverage is in effect at the time the related receivable is purchased by MBFS USA.
Extensions and Workouts
Consistent with its normal procedures, MBFS USA may, in its discretion, arrange with the obligor on a Receivable to extend or modify the payment schedule.  Extensions may be granted, and an extension fee charged, to a current or delinquent obligor to cure a short-term cash flow problem.  Extensions are granted on an individual basis, and in the sole discretion of MBFS USA.  Key components of the extension policy include:
•	A maximum of five extensions over the life of the Contract;
•	A maximum of one extension every six payments
•	The first four contract payments must be paid before any extension will be allowed; and
•	The extension must bring the account current.
Extensions are reported and monitored closely.  Upon such an extension or modification, the related Contract is no longer considered delinquent.  In addition, MBFS USA may permit a “promotional” extension, such as a holiday extension in December, for certain obligors.
Under its workout program, MBFS USA, at its sole discretion, may agree with an obligor to terminate the related Contract and write a new Contract with a new account number.  This type of workout attempts to prevent a default and align an obligor’s monthly payment with its ability to pay and generally results in no reduction of principal, a new Contract with a lower monthly payment and a longer term than the remaining term of the original

Contract.  A Contract that has been worked out will be removed from the pool of Receivables owned by the Issuer and will not be replaced by the new Contract.
Certified Pre-Owned Program
Mercedes-Benz USA established a Certified Pre-Owned Vehicle Program in 2004 to create customer and dealer demand for pre-owned Mercedes-Benz vehicles and enhance the value of Mercedes-Benz vehicles.  A Certified Pre-Owned vehicle is a Mercedes-Benz vehicle that is fewer than six model years old, has fewer than 75,000 miles and has been inspected by a Mercedes-Benz dealer and passed a 155 point vehicle inspection.  Customer benefits from purchasing a Certified Pre-Owned vehicle include a Mercedes-Benz backed limited warranty up to 100,000 total miles, a seven day or 500 mile exchange privilege, roadside assistance and a Carfax vehicle history report.
Securitization Program
MBFS USA has had an active securitization program for retail auto receivables in the United States since 2009.  MBFS USA has been involved in [___] public offerings of auto receivable asset backed notes and [__] public offerings and [__] private placements of auto lease asset backed notes.  None of these transactions has experienced any event of default or servicer default or otherwise been accelerated due to the occurrence of an early amortization or other performance triggering event.  MBFS USA has never taken any action out of the ordinary to prevent such an occurrence.
Delinquency, Credit Loss and Recovery Information
Set forth below is delinquency and credit loss information relating to MBFS USA’s total portfolio of U.S. motor vehicle installment sales contracts and installment loans for the retail financing of new and pre-owned automobiles.  The portfolio consists of contracts in all 50 states and the District of Columbia.
MBFS USA considers a receivable to be delinquent if at least 10% of any monthly payment is at least one day past due based on its contractual due date.  MBFS USA establishes an allowance for expected credit losses and deducts amounts reflecting losses against such allowance.  For credit loss terminations, MBFS USA charges the account balance against the allowance for credit losses when the motor vehicle installment contract becomes 120 days delinquent unless evidence exists of collectability that will resolve the delinquency, when a repossessed vehicle is sold at auction or when the account is determined to be uncollectible.
Delinquency Experience(1)
At [_____],
	20[__]	20[__]
Number of receivables serviced
Period of delinquency
31 – 60 days
61 – 90 days
91 days or more
Total numbers of receivables delinquent
Delinquencies as a percentage of receivables outstanding	%	%

At December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]
Number of receivables serviced
Period of delinquency
31 – 60 days
61 – 90 days
91 days or more
Total number of receivables delinquent
Delinquencies as a percentage of number of receivables outstanding	%	%	%	%	%

(1)	The information includes retail installment sales contracts and installment loans for new and used automobiles including receivables that MBFS USA has sold to third parties but MBFS USA continues to service.

Loss Experience(1)
 ($000)
For the [____] Months Ended [____],
	20[__]	20[__]
Principal balance of receivables serviced at end of period	$________	$________
Average during period(2)	$________	$________
Net charge-offs of receivables during period(3)	$________	$________
Recoveries of receivables charged off in current and prior periods(4)	$________	$________
Net losses	$________	$________
Net losses as a percentage of average receivables outstanding during period (annualized)	___%	___%

For the Year Ended December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]
Principal balance of receivables serviced at end of period	$________	$________	$________	$________	$________
Average during period(2)	$________	$________	$________	$________	$________
Net charge-offs of receivables during period(3)	$________	$________	$________	$________	$________
Recoveries of receivables charged off in current and prior periods(4)	$________	$________	$________	$________	$________
Net losses	$________	$________	$________	$________	$________
Net losses as a percentage of average receivables outstanding during period (annualized)	___%	___%	___%	___%	___%

(1)	The information includes retail installment sales contracts and installment loans for new and used automobiles including receivables that MBFS USA has sold to third parties but MBFS USA continues to service. All amounts and percentages are based on the principal balance of the receivables, which does not include unearned interest.
(2)	Annualized average of the loan balance is calculated for the period by dividing the total monthly amounts by the number of months in the period.
(3)	Net charge-offs represent the net principal balance of receivables determined to be uncollectible in the period from dispositions of related vehicles. Net charge-offs include expenses associated with collection, repossession or disposition of the vehicle.
(4)	Recoveries generally include amounts received on receivables following the time at which the receivable is charged off. Recoveries are net of expenses associated with collection.

As the characteristics of the Receivables transferred to the Issuer will be different from those of MBFS USA’s entire portfolio of receivables, no assurances can be given that the performance of the Receivables will be similar.
Repurchase History
The transaction documents for prior pools of motor vehicle installment sales contracts and installment loans that were securitized by MBFS USA contain covenants requiring the repurchase of the underlying receivables for certain breaches of representations or warranties.  [The following table provides information regarding the demand and repurchase history with respect to the motor vehicle installment sales contracts and installment loans securitized by MBFS USA during the period from [_____] to [_____].

Name of Issuer	Check if Registered	Name of Originator	Total Receivables in ABS by Originator	Receivables That Were Subject of Demand	Receivables That Were Repurchased or Replaced	Receivables Pending Repurchase or Replacement (within cure period)	Demand in Dispute	Demand Withdrawn	Demand Rejected
Mercedes-Benz Auto Receivables Trust 20[__]-[_] [CIK#]				# $ %	# $ %	# $ %	# $ %	# $ %	# $ %
Mercedes-Benz Auto Receivables Trust 20[__]-[_] [CIK#]				# $ %	# $ %	# $ %	# $ %	# $ %	# $ %
Total
]
[During the period from [_____] to [_____], no assets underlying a securitization of motor vehicle installment sales contracts and installment loans sponsored by MBFS USA were the subject of a demand to repurchase for breach of any representation or warranty, and there was no activity with respect to any demand made prior to such period.]
MBFS USA, as securitizer, discloses all fulfilled and unfulfilled repurchase requests for assets that were the subject of a demand to repurchase on SEC Form ABS-15G.  MBFS USA filed its most recent Form ABS-15G with the SEC on ____________.  The report can be accessed on the SEC’s website (www.sec.gov) using MBFS USA’s CIK number, which is 0001540252.
Affiliations and Related Transactions
The Depositor is an affiliate of MBFS USA.  MBFS USA, which acts as Sponsor, Servicer and Administrator, is the sole equity member of the Depositor.  There is not currently, and there was not during the past [two] years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm’s length transaction with an unrelated third party, between any of the Depositor, the Issuer and the Sponsor.
The Receivables Pool
General
The Issuer will own a pool of Receivables consisting of motor vehicle installment sales contracts and installment loans purchased by MBFS USA from Dealers in connection with the sale of new and pre-owned Mercedes‑Benz and smart automobiles or originated by MBFS USA in connection with the purchase by lessees of leased Mercedes-Benz and smart automobiles, and secured by security interests in the automobiles financed by those contracts or loans.  The automobiles financed by Receivables will include Mercedes-Benz passenger cars, crossovers and sport utility vehicles, and smart fortwo microcars.  MBFS USA will sell the Receivables to the Depositor on the Closing Date pursuant to the Receivables Purchase Agreement.  The Depositor will transfer the Receivables to the Issuer on the Closing Date pursuant to the Sale and Servicing Agreement.  The property of the Issuer will include, among other things, payments on the Receivables that are made after the Cutoff Date.  No expenses incurred in connection with the selection and acquisition of the Receivables are payable from the proceeds of the issuance of the Notes.  All of the Receivables constitute tangible chattel paper and none of the Receivables are in electronic format.

Pool Underwriting
The Receivables were originated in accordance with the underwriting criteria described in “MBFS USA—Underwriting”.  The Sponsor does not consider any of the Receivables to constitute exceptions to its underwriting criteria.
Selection of Receivables
General.  The Receivables to be transferred to the Issuer on the Closing Date will be selected from MBFS USA’s portfolio for inclusion in the pool by several criteria.  These criteria include the requirement that each Receivable:
•	was originated in the United States of America;
•	is secured by a new or pre-owned Mercedes-Benz passenger car, crossover or sport utility vehicle or a smart fortwo microcar;
•	as of the Cutoff Date, had a remaining principal balance of not more than $_____ and not less than $_____;
•	had an original term to maturity of not more than __ months and not less than __ months and, as of the Cutoff Date, a remaining term to maturity (based on number of remaining monthly payments) of not more than __ months and not less than __ months;
•	provides for the allocation of payments to interest and principal based on the simple interest method;
•	has a Contract Rate of at least ____% and not more than ____%;
•	provides for level scheduled monthly payments that fully amortize the amount financed over its original term to maturity (except that the period between the contract date and the first payment date may be less than or greater than one month and except for the first and last payments, which may be minimally different from the level payments);
•	has a loan-to-value ratio between ___% and ___%;
•	as of the Cutoff Date, is not delinquent by more than 30 days;
•	as of the Cutoff Date, is not secured by a Financed Vehicle that has been repossessed;
•	as of the Cutoff Date, does not relate to an obligor who is the subject of a bankruptcy proceeding;
•	is evidenced by only one original contract; and
•	was not selected using selection procedures believed by MBFS USA to be adverse to the Noteholders.
Simple Interest Receivables.  The Receivables will provide for the application of payments on the simple interest method that provides for the amortization of the Receivable over a series of fixed level payment monthly installments.  Each monthly installment under a Receivable consists of an amount of interest which is calculated on the basis of the aggregate principal balance multiplied by the Contract Rate and further multiplied by the period elapsed (as a fraction of a calendar year) since the last payment of interest was made.  Except as otherwise provided herein, as payments are received under a Receivable, the amount received is applied, first, to interest accrued to the date of payment and second, to reduce the unpaid principal balance.  Accordingly, if an obligor on a Receivable pays a fixed monthly installment before its scheduled due date:

•	the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled; and
•	the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater.
Conversely, if an obligor pays a fixed monthly installment after its scheduled due date:
•	the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled; and
•	the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less.
In either case, the obligor pays fixed monthly installments until the final scheduled payment date, at which time the amount of the final installment is increased or decreased as necessary to repay the then outstanding principal balance.  If a Receivable is prepaid, the obligor is required to pay interest only to the date of prepayment.
Additional Information.  The Receivables have loan-to-value ratios ranging between _____% and _____% and a weighted average loan-to-value ratio of _____%.  The loan-to-value ratio for receivables relating to new vehicles is calculated as the original receivable principal amount divided by the manufacturer’s suggested retail price at the time of origination.  The loan-to-value ratio for receivables relating to pre-owned vehicles is calculated as the original receivable principal amount divided by the market value at the time of origination as set forth in the then-current edition of the Manheim Market Report.  Such calculation for vehicles financed through the Certified Pre-Owned Program is conservative because it does not take into consideration the dollar amounts invested in such pre-owned vehicles, which increase the market value of such vehicles.  Certified Pre-Owned Programs require that pre-owned vehicles be inspected by Mercedes-Benz dealers and pass a 155-point vehicle inspection.  The weighted average loan-to-value ratio is dollar weighted based upon the original receivable principal.
The Servicer considers a receivable delinquent when an obligor fails to make 90% of a contractual payment by the due date.  The period of delinquency is based on the number of days payments are contractually past due.
[[If the initial Note Balance is $____________, a]][[A]]s of the Cutoff Date, ___ Receivables were delinquent for more than 30 days, and ___ Receivables have ever been delinquent for more than 30 days more than once or have ever been delinquent for more than 60 days.  As of the Cutoff Date, ____ Receivables, or, based on the Cutoff Date Pool Balance, ____% of the Receivables, have been delinquent between 31 and 60 days once. The following table sets forth the delinquency experience of the Receivables if the initial Note Balance is $_________:
Historical Delinquency Status	Number of Receivables	Percentage of Total Number of Receivables	Aggregate Outstanding Principal Balance	Percentage of Cutoff Date Pool Balance
Delinquent no more than once for 31-60 days(1)
Delinquent at least once for 61 days or more
No history of delinquency
Total		100.00%		100.00%

(1)	Delinquent no more than once for 31-60 days represent accounts that were delinquent once but never exceeded 60 days past due.

[[If the initial Note Balance is $____________, as of the Cutoff Date, ___ Receivables were delinquent for more than 30 days, and ___ Receivables have ever been delinquent for more than 30 days more than once or have ever been delinquent for more than 60 days.  As of the Cutoff Date, ____ Receivables, or, based on the Cutoff Date Pool Balance, ____% of the Receivables, have been delinquent between 31 and 60 days once. The following table sets forth the delinquency experience of the Receivables if the initial Note Balance is $_________:

Historical Delinquency Status	Number of Receivables	Percentage of Total Number of Receivables	Aggregate Outstanding Principal Balance	Percentage of Cutoff Date Pool Balance
Delinquent no more than once for 31-60 days(1)
Delinquent at least once for 61 days or more
No history of delinquency
Total		100.00%		100.00%

(1)	Delinquent no more than once for 31-60 days represent accounts that were delinquent once but never exceeded 60 days past due.]]
[[If the initial Note Balance is $____________, a]][[A]]s of the Cutoff Date, ___ Receivables, or, based on the Cutoff Date Pool Balance, ___% of the Receivables, have been extended once and [no] Receivable has been extended more than once.  As of the Cutoff Date, [none] of the Receivables has been deferred, modified or been subject of a work out.
Number of Extensions	Number of Receivables	Percentage of Total Number of Receivables	Aggregate Outstanding Principal Balance	Percentage of Cutoff Date Pool Balance
0
1
Total		100.00%		100.00%

[[If the initial Note Balance is $____________, as of the Cutoff Date, ___ Receivables, or, based on the Cutoff Date Pool Balance, ___% of the Receivables, have been extended once and [no] Receivable has been extended more than once.  As of the Cutoff Date, [none] of the Receivables has been deferred, modified or been subject of a work out.
Number of Extensions	Number of Receivables	Percentage of Total Number of Receivables	Aggregate Outstanding Principal Balance	Percentage of Cutoff Date Pool Balance
0
1
Total		100.00%		100.00%
]]

[Geographic Distribution.  To be inserted for any state or other geographic region where 10% or more of the receivables are or will be located as of the cutoff date, a description of such concentration and any economic or other factors specific to such state or region where such factors may materially impact the receivables or cash flows.  See "Risk Factors - Losses on the receivables may be affected disproportionately because of geographic concentration of the receivables".]

Characteristics of the Receivables
The following tables set forth information with respect to the Receivables as of the close of business as of the Cutoff Date [[if the initial Note Balance is $__________ and $_____________]].  The percentages below are calculated based on the outstanding Principal Balance of the Receivables on the Cutoff Date.

Composition of the Receivables as of the Cutoff Date
 [[if the initial Note Balance is $____________]]
	Pre-Owned Financed Vehicles	New Financed Vehicles	Total
Aggregate Principal Balance
Percentage of Cutoff Date Pool Balance
Number of Receivables
Percentage of Receivables
Average Principal Balance
Average Original Balance
Weighted Average Contract Rate
Contract Rate (Range)
Weighted Average Original Term
Original Term (Range)
Weighted Average Remaining Term(1)
Remaining Term (Range)(1)
Weighted Average FICO® Score(2)
Range of FICO® Scores(2)

[[Composition of the Receivables as of the Cutoff Date
 if the initial Note Balance is $____________
	Pre-Owned Financed Vehicles	New Financed Vehicles	Total
Aggregate Principal Balance
Percentage of Cutoff Date Pool Balance
Number of Receivables
Percentage of Receivables
Average Principal Balance
Average Original Balance
Weighted Average Contract Rate
Contract Rate (Range)
Weighted Average Original Term
Original Term (Range)
Weighted Average Remaining Term(1)
Remaining Term (Range)(1)
Weighted Average FICO® Score(2)
Range of FICO® Scores(2)
]]

(1)	Based on the number of monthly payments remaining as of the Cutoff Date.
(2)	The FICO® score with respect to any receivable with co-obligors is the higher of each obligor’s FICO® score at the time of application.
All obligors under the Receivables were assigned a FICO® score.  A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk.  FICO® scores are intended to show the likelihood that an individual might default on a debt based on past credit history.  An individual’s credit history may not reliably predict his or her future creditworthiness.  Additionally, the reliability of the credit scoring the FICO® scores provide is limited by the accuracy of the data contained within the credit bureau files.  Accordingly, FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the Receivables.

Distribution of the Receivables by FICO® Score as of the Cutoff Date
 [[if the initial Note Balance is $____________]]

FICO® Score	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
xx – xx
xx – xx
xx – xx
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.
[[Distribution of the Receivables by FICO® Score as of the Cutoff Date
 if the initial Note Balance is $____________
FICO® Score	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
xx – xx
xx – xx
xx – xx
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.]]

Distribution of the Receivables by Original Term to Maturity as of the Cutoff Date
[[if the initial Note Balance is $_____________]]
Original Term Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
xx months
xx months to xx months
xx months to xx months
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

[[Distribution of the Receivables by Original Term to Maturity as of the Cutoff Date
 if the initial Note Balance is $_____________
Original Term Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
xx months
xx months to xx months
xx months to xx months
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.]]

Distribution of the Receivables by Remaining Term to Maturity as of the Cutoff Date(1)
[[if the initial Note Balance is $______________]]
Remaining Term Range(1)	Number of Receivables	Percentage of Total Number of Receivables(2)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(2)
xx months
xx months to xx months
xx months to xx months
Total		100.00%		100.00%
]]

(1)	Based on the number of monthly payments remaining as of the Cutoff Date.
(2)	Percentages may not add to 100.00% due to rounding.
[[Distribution of the Receivables by Remaining Term to Maturity as of the Cutoff Date(1)
 if the initial Note Balance is $______________
Remaining Term Range(1)	Number of Receivables	Percentage of Total Number of Receivables(2)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(2)
xx months
xx months to xx months
xx months to xx months
Total		100.00%		100.00%
]]

(1)	Based on the number of monthly payments remaining as of the Cutoff Date.
(2)	Percentages may not add to 100.00% due to rounding.

Distribution of the Receivables by State of Obligor Mailing Address as of the Cutoff Date
[[if the initial Note Balance is $____________]]
Obligor Mailing Address	Number of Receivables	Percentage of Total Number of Receivables(2)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(2)
__________
__________
Other(1)
Total		100.00%		100.00%

(1)	Each state included in the “Other” category accounted for less than ___% of the Cutoff Date Pool Balance
(2)	Percentages may not add to 100.00% due to rounding.

[[Distribution of the Receivables by State of Obligor Mailing Address as of the Cutoff Date
 if the initial Note Balance is $____________
Obligor Mailing Address	Number of Receivables	Percentage of Total Number of Receivables(2)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(2)
__________
__________
Other(1)
Total		100.00%		100.00%

(1)	Each state included in the “Other” category accounted for less than ___% of the Cutoff Date Pool Balance
(2)	Percentages may not add to 100.00% due to rounding.]]

Distribution of the Receivables by Financed Vehicle Model Year as of the Cutoff Date
[[if the initial Note Balance is $______________]]
Model Year	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
20[__]
20[__]
20[__]
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.
[[Distribution of the Receivables by Financed Vehicle Model Year as of the Cutoff Date
 if the initial Note Balance is $______________
Model Year	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
20[__]
20[__]
20[__]
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.]]

Distribution of the Receivables by Contract Rate as of the Cutoff Date
[[if the initial Note Balance is $_____________]]
Contract Rate Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
xx%
xx% to xx%
xx% to xx%
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.
[[Distribution of the Receivables by Contract Rate as of the Cutoff Date
 if the initial Note Balance is $_____________
Contract Rate Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
xx%
xx% to xx%
xx% to xx%
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.]]

Distribution of the Receivables by Original Principal Balance as of the Cutoff Date
[[if the initial Note Balance is $_____________]]
Original Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
$xx to $xx
$xx to $xx
$xx to $xx
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.
[[Distribution of the Receivables by Original Principal Balance as of the Cutoff Date
 if the initial Note Balance is $_____________
Original Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
$xx to $xx
$xx to $xx
$xx to $xx
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.]]

Distribution of the Receivables by Model as of the Cutoff Date
[[if the initial Note Balance is $_____________]]
Model Type	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
_______
_______
_______
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.
[[Distribution of the Receivables by Model as of the Cutoff Date
 if the initial Note Balance is $_____________
Model Type	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
_______
_______
_______
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.]]
Distribution of the Receivables by Remaining Principal Balance as of the Cutoff Date
[[if the initial Note Balance is $_____________]]
Remaining Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
$xx to $xx
$xx to $xx
$xx to $xx
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.
[[Distribution of the Receivables by Remaining Principal Balance as of the Cutoff Date
 if the initial Note Balance is $_____________
Remaining Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(1)
$xx to $xx
$xx to $xx
$xx to $xx
Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.]]

[Asset-Level Data]
[To be included for offerings after November 22, 2016:]
[The Depositor prepared asset-level data for the Receivables and filed it with the SEC on Form ABS-EE.  The Form ABS-EE is incorporated by reference into this prospectus.  The asset data file contains information for each Receivable about its origination, contract terms, financed vehicle, obligor credit information, contract activity, servicing and status.  The Depositor will prepare updated asset-level data on a monthly basis and will file it with the SEC on Form ABS-EE.  The Depositor’s CIK number is 0001463814.
For more details about the monthly asset-level data, you should read “Description of the Transaction Documents— Statements to Noteholders.”]
Review of Receivables
In connection with the offering of the Notes, the Depositor performed a review of the Receivables.  The review was designed and effected to provide the Depositor with reasonable assurance that the information regarding the Receivables contained in this prospectus is accurate in all material respects.
In selecting the receivables to be included in the pool for this securitization transaction, the Depositor confirmed with the Sponsor that the Sponsor followed its standard practices and methodologies to test and confirm the accuracy in all material respects of the information regarding the Receivables set forth in this prospectus.  The Sponsor used information from its portfolio management system and other system sources to create an electronic file or “data tape” for the Receivables pool.  The data tape contains relevant data regarding the Receivables on a per-asset basis.  The Depositor used information in, or derived from, the data tape to prepare the pool composition and distribution tables set forth under “—Characteristics of the Receivables”.  The Depositor used the data tape and information gained from the Sponsor’s portfolio management system and other system sources as well as discussions with senior officers of the Sponsor to obtain  reasonable assurance that the Receivables satisfy the selection criteria set forth under “—Selection of Receivables”.
Additionally, the Depositor compared the statistical data contained in this prospectus describing the Receivables to data in, or derived from, the data tape.  The review included a recalculation from the data tape of the number of assets, dollar amounts, and percentages set forth in this prospectus under “—Characteristics of the Receivables” and a comparison of the recalculated amounts to the related information in this prospectus.  This recalculation and comparison found no discrepancies.
In structuring this offering, the Depositor reviewed the internal controls and systems of the Sponsor that were used to produce and verify the disclosure regarding the Receivables, including origination and reporting systems and processes, asset documentation and other origination functions.  Internal control audits that are performed regularly on material business functions were also reviewed.  The Depositor utilized the internal controls and systems of the Sponsor to review and confirm that the data tape accurately reflects in all material respects the individual asset data contained therein.  Additionally, the Depositor randomly selected [100] receivables files from a pool of approximately [_____] Receivables that satisfied the selection criteria described under “—Selection of Receivables” above, and from which the Receivables were selected, to determine whether selected data required to be contained in the receivables file for such Receivables conformed to the same information for such Receivable on the related data tape.  The selected data included various loan characteristics, such as maturity date, monthly payment, contract rate, vehicle model name and year, and various other criteria, such as FICO® score.  The Depositor found [no] [the following] material discrepancies out of [2,300] data points reviewed or compared in the sample receivable files[: provide disclosure regarding any material discrepancies].
A review was also conducted by the Depositor of the descriptions in this prospectus of the underwriting practices, contract terms, legal and regulatory considerations, representations and warranties, and other material information regarding the Receivables.  These descriptions were reviewed with senior officers of the Sponsor and with counsel and confirmed to be accurate in all material respects.

The Depositor engaged third parties to assist it in certain aspects of the review of statistical information and of legal matters.  The Depositor determined the scope of the assistance provided by third parties for purposes of its review and the sufficiency of those procedures.  The Depositor attributes to itself the findings and conclusions of the review.
After completion of the review described above, the Depositor has concluded that it has reasonable assurance that the disclosure regarding the Receivables in this prospectus is accurate in all material respects.
Representations and Warranties
In the Receivables Purchase Agreement, MBFS USA will represent and warrant to the Depositor, who will in turn assign its rights under the agreement to the Issuer under the Sale and Servicing Agreement, among other things, that at the date of issuance of the Notes:
•	each Receivable has either been (1) originated by a dealer pursuant to an agreement between MBFS USA and such dealer or (2) originated directly by MBFS USA and contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for realization against the collateral of the benefits of the security;
•	each Receivable complied in all material respects at the time it was originated with all requirements of applicable law;
•	each Receivable represents the legal, valid and binding payment obligation in writing of the obligor, enforceable by the holder thereof in accordance with its terms, subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights or the application of the Servicemembers’ Civil Relief Act or similar State laws;
•	immediately prior to the sale and assignment thereof to the Depositor, each Receivable was secured by a validly perfected first priority security interest in the Financed Vehicle in favor of MBFS USA as secured party or all necessary action with respect to such Receivable has been taken to perfect a first priority security interest in the related Financed Vehicle in favor of MBFS USA as secured party, which security interest is assignable and has been so assigned by MBFS USA to the Depositor;
•	there are no rights of rescission, setoff, counterclaim or defense, and MBFS USA has not received written notice of the same being asserted, with respect to any Receivable;
•	there are no liens or claims that have been filed, including liens for work, labor, materials or unpaid taxes relating to a Financed Vehicle, that would be liens prior to, or equal or coordinate with, the lien granted by the Receivable;
•	except for payment defaults continuing for a period of not more than 30 days as of the Cutoff Date, no default, breach, violation or event permitting acceleration under the terms of any Receivable exists, no continuing condition that with notice or lapse of time would constitute a default, breach, violation or event permitting acceleration under the terms of any Receivable exists and MBFS USA has not waived any of the foregoing; and
•	each Receivable requires that the obligor thereunder obtain and maintain physical damage insurance covering the Financed Vehicle.
MBFS USA Must Repurchase Certain Receivables
If MBFS USA has actual knowledge, or receives notice from the Issuer, the Owner Trustee or the Indenture Trustee that any representation about a Receivable was untrue when made and the breach has a material adverse effect on the Receivable, MBFS USA will be required to cure the breach or repurchase the Receivables in the manner described below.  In addition, a Noteholder or Note Owner may make a request or demand to MBFS USA or the Indenture Trustee that a Receivable be repurchased due to a breach of a representation made about the Receivable and, if applicable,  the Indenture Trustee will notify MBFS USA of any Noteholder’s or Note Owner’s request or demand it receives.  Any Note Owner who wishes to submit such request or demand must provide a written certification stating that the Note Owner is a beneficial owner of a Note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note.
MBFS USA will be considered to have actual knowledge of a breach if a designated employee of MBFS USA who is responsible for the securitization transaction, or a “responsible person,” learns of the breach.  A Noteholder may obtain a list of responsible persons by request to the Indenture Trustee or the Depositor.
On discovery of a breach or receipt of a notice of breach, a repurchase request or demand or a review report from the Asset Representations Reviewer indicating that a test was failed for a Receivable, MBFS USA will investigate the Receivable or Receivables to confirm the breach and determine if it has a material adverse effect on any Receivable.  MBFS USA will report any requests or demands to repurchase Receivable and related activity and status on SEC Form ABS-15G.
Additionally, MBFS USA will agree in the Sale and Servicing Agreement to purchase any Receivable as to which MBFS USA, as Servicer:
•	materially impairs the rights of the Issuer or the Indenture Trustee in a Receivable or fails to comply with certain other servicing covenants; or
•	makes certain specific modifications to a Receivable, including if it grants payment extensions resulting in the maturity date of the Receivable being later than the Final Scheduled Payment Date of the Class [B] Notes or modifies the Principal Balance or the Contract Rate of the Receivable or rewrites or reschedules the Contract to increase the number of originally scheduled payment due dates of the Receivable.
In each instance described above, if the Servicer has not cured that breach on or before the last day of the Collection Period which includes the 30th day after the date on which the Servicer becomes aware of, or receives written notice of, such breach, the Servicer will repurchase such Receivable as of the last day of such Collection Period by depositing an amount equal to the Purchase Amount of such Receivable into the Collection Account on the related Deposit Date.
The Depositor will assign to the Issuer, pursuant to the Sale and Servicing Agreement, all of its rights under the Receivables Purchase Agreement, including its right to cause MBFS USA to repurchase Receivables as to which there has been a breach of a representation or warranty.
The repurchase obligation of MBFS USA under the Receivables Purchase Agreement, as assigned to the Issuer under the Sale and Servicing Agreement, including the rights of Noteholders described below under “—Dispute Resolution for Repurchase Requests”, constitutes the sole remedy available to the Noteholders for any losses resulting from a breach of the representations of MBFS USA about the Receivables.
Static Pools
Static pool information is included as Appendix A.  The static pool information reflects the static pool performance of the motor vehicle installment sales contracts and installment loans included in the securitizations of the Sponsor issued during the last five years.  The information in Appendix A consists of prepayment, delinquency and losses for the prior securitized pools and summary information about the original characteristics of the prior pools as well as graphical presentation of the data.  [Because MBFS USA regularly implements changes to various aspects of its origination, purchasing and underwriting policies, the policies used to originate the various static pools included in Appendix A differ somewhat from those used to originate the Receivables.  However, the prior pools are generally comparable since these changes have not been substantial and the Receivables were originated under the same general underwriting and purchasing policy framework as the receivables in the prior pools.]  [Insert any specific terms showing material differences between the Receivables and the Static Pools.]  Nevertheless, prepayments, delinquencies and losses for the pool of Receivables in the securitization transaction described in this prospectus may differ from the information shown in Appendix A for prior securitized pools of receivables, due to the differing characteristics of the pools along with the varying economic conditions applicable to those securitizations of the Sponsor.
Asset Representations Review
The Asset Representations Reviewer will perform a review of Receivables to test for compliance with the representations made by MBFS USA and the Depositor about the Receivables if each of the following occurs:
•	if the aggregate principal balance of Receivables that are more than 60 days delinquent as a percentage of the Pool Balance as of the end of a Collection Period meets or exceeds the percentage for that month set by MBFS USA as described below under “— Delinquency Trigger” and
•	Noteholders of at least 5% of the aggregate principal amount of Notes demand a vote and, subject to a 5% voting quorum, the Noteholders of a majority of the aggregate principal amount of the Notes that are voted vote for a review as described below under “— Voting Trigger”.
Delinquency Trigger.  The delinquency trigger will be ___% [for the first 12 months following the Cutoff Date, ___% for the next 12 months, ___% for the next 12 months and ___% for the remaining months that the Notes are outstanding].  [Note: trigger level may be a constant percentage or may be an increasing percentage to be determined for each take down.]  MBFS USA developed the delinquency trigger by considering the monthly greater than 60-day delinquency rate observed in its prior securitizations of motor vehicle installment sales contracts and installment loans over the last five years.  The delinquency rate is calculated by determining the aggregate principal balance of the Receivables in the pool that are more than 60 days delinquent (excluding Defaulted Receivables) as a percentage of the Pool Balance as of the end of a Collection Period.  Defaulted Receivables, including charged-off Receivables and Receivables related to repossessed vehicles, will not be included in determining whether the delinquency trigger has been met for each Collection Period.
If the delinquency trigger occurs, it will be reported on the investor report for that Collection Period and reported in the Form 10-D for that Collection Period.
[For use in take downs where a constant rate is used to set the delinquency trigger:]  [MBFS USA set the delinquency trigger at [__] times the highest monthly greater than 60-day delinquency rate observed in its prior securitizations of motor vehicle installment sales contracts and installment loans over the last ____ years.]  [For use in take downs where a delinquency curve is used to set the delinquency trigger:]  [MBFS USA derived average monthly delinquency percentages from these prior securitization transactions and used it to construct a delinquency curve which it believes, given the consistency of its origination and servicing practices, represents a reasonable expected case delinquency curve for the Receivables over economic cycles.  MBFS USA then applied a multiple of approximately ___ to the average delinquency percentage observed [at month 12, month 24 and month 36 and a multiple of approximately ___ at month 48].  By establishing [this percentage] [these multiples] consistent with, or within, the [multiples of] expected cumulative net losses that the Notes are expected to be able to withstand without a loss, MBFS USA believes that the delinquency trigger is an appropriate threshold at the point when Noteholders may benefit from an asset representations review.  The delinquency trigger starts at a lower level for the first year and increases in each of the following [three] years of the securitization transaction to reflect the historical shape of the delinquency curve in MBFS USA’s securitization transactions.  MBFS USA believes that a lower delinquency trigger level early in the term of the securitization transaction is appropriate since delinquencies during the earlier part of the term of the transaction may cause concern about whether the representations regarding the Receivables were true when made and Noteholders may benefit more from an asset representations review earlier in the term of the transaction.]
MBFS USA believes that the delinquency trigger is appropriate based on:
•	its experience with delinquency in its prior securitized pools of motor vehicle installment sales contracts and installment loans, and in its portfolio of motor vehicle installment sales contracts and installment loans,

•	its observation that greater than 60 day delinquency rates and net cumulative losses in its motor vehicle installment sales contracts and installment loans securitization transactions [increase over time and] are correlated, and
•	its assessment of the amount of net cumulative losses that would likely result in a loss to Noteholders of the most junior Notes in its prior securitized pools.
Static pool information regarding MBFS USA’s prior securitized pools is included in Appendix A. [For MBFS USA’s prior securitized pools included in Appendix A, the percentage of receivables that have been more than 60 days delinquent at month 12 have ranged from ___% to ___%[, at month 24 have ranged from ___% to ___%, at month 36 have ranged from ___% to ___% and at any later month have ranged from ___% to ___%].  The following chart shows the monthly percentages of receivables more than 60 days delinquent in MBFS USA’s prior securitized pools and the average monthly delinquency rate for these prior securitized pools since 20__ compared to the delinquency trigger established for this securitization transaction.]
[Placeholder for Delinquency Trigger Graph if Delinquency Curve is Used]

[Static pool information regarding MBFS USA’s prior securitized pools is included in Appendix A.]
Voting Trigger.  If the delinquency trigger occurs on the last day of a Collection Period, Noteholders of at least 5% of the principal amount of the Notes may demand that the Indenture Trustee call a vote of all Noteholders on whether to direct the Asset Representations Reviewer to perform a review.  If a Noteholder is not a Noteholder of record but is rather a Note Owner, its demand must be accompanied by a written certification that the Noteholder is a beneficial owner of a Note, together with supporting documentation such as a trade confirmation, an account statement or a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note.  If Noteholders of at least 5% of the principal amount of the Notes demand a vote within 90 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, the Issuer’s Form 10-D filing for the Collection Period in which the demand requirement was met will include a statement that sufficient requesting Noteholders are requesting a full Noteholder vote to commence an asset representations review.  The Form 10-D filing will also describe the applicable voting procedures.  The vote will remain open until the [150th] day after the filing of that Form 10-D.  Assuming a voting quorum of Noteholders holding at least 5% of the principal amount of the Notes is reached, if the Noteholders of a majority of the outstanding principal amount of the Notes that are voted vote to direct a review, the Indenture Trustee will notify the Asset Representations Reviewer and the Servicer to start the review.  Upon receipt of such notice from the Indenture Trustee, the Servicer will report in the Form 10-D filing for the related Collection Period that the voting trigger has occurred and the asset representations review will be conducted.  Notes owned by MBFS USA or its affiliates are deemed to not be outstanding for purpose of the voting trigger.  If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the delinquency trigger.
Asset Representations Review Process.  The review will be performed on each Receivable that is 60 days or more delinquent at the end of the Collection Period when the delinquency trigger was met, or the “review Receivables.”  Within [60] days of the receipt of a review notice, the Servicer will give the Asset Representations Reviewer access to the Receivable files and other information necessary for the review of all of the review Receivables.  Upon receiving access to the review materials, the Asset Representations Reviewer will start its review of the review Receivables and complete its review within [60] days after receiving access to all review materials.  The review will consist of performing specific tests for each representation and each review Receivable and determining whether each test was passed or failed.  The review period may be extended by up to an additional [30] days if the Asset Representations Reviewer detects missing review materials or requires clarification of any review materials or testing procedures, in which case the Asset Representations Reviewer will promptly, and in no event less than 30 days before completing the review, request such review materials or information from the Servicer and the Servicer will have 60 days to give the Asset Representations Reviewer access to such review materials or information.  If the Asset Representations Reviewer is not provided with the requested missing review materials within the [60]-day period, the related review Receivable will be reported as having failed each test that requires use of the missing review materials.  If the Servicer notifies the Asset Representations Reviewer that a review Receivable was paid in full or repurchased from the pool before the review report is delivered, the Asset Representations Reviewer will terminate the tests of that review Receivable and the review of that review Receivable will be considered complete.  The review fees will be $____ for each Receivable tested in the review.
The tests were designed by MBFS USA to determine whether a review Receivable was not in compliance with the representations made about it in the Transaction Documents at the relevant time, which is usually at origination of the Receivable or as of the Cutoff Date or Closing Date.  There may be multiple tests for each representation.  The review is not designed to determine why the lessee is delinquent or the creditworthiness of the lessee, either at the time of the review or at origination.  The review is not designed to determine whether the Receivable was serviced in compliance with the Sale and Servicing Agreement after the Cutoff Date.  The review is not designed to establish cause, materiality or recourse for any failed test.  The review is not designed to determine whether MBFS USA’s origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.
Review Report.  Within [five] days after completion of the review, the Asset Representations Reviewer will provide a report to the Issuer, the Servicer and the Indenture Trustee indicating whether the related tests were passed, failed or considered completed.  The test results will be considered “completed” rather than passed or failed if the Receivable is paid in full or purchased from the pool pursuant to the terms of the Sale and Servicing Agreement prior to the completion of the review.  Upon receipt of any such report of the Asset Representations Reviewer, MBFS USA will review the report and determine whether any observed noncompliance with the representations and warranties constitutes a breach that materially and adversely affects the interest of the Issuer in the related Receivable.  The Asset Representations Reviewer will not be responsible for determining whether noncompliance with any representation is a breach of the Transaction Documents or if any Receivable is required to be repurchased.
On receipt of the report, the review fee will be paid to the Asset Representations Reviewer according to the priority of payments as described under “Application of Available Funds — Priority of Payments.”  A summary of the report of the asset representations review will be included in the Form 10-D for the Issuer in the next month.
For more information about the Asset Representations Reviewer, you should read “The Asset Representations Reviewer” above.
Dispute Resolution for Repurchase Requests
If a request is made for the repurchase of a Receivable due to a breach of a representation made about the Receivables, and the repurchase is not resolved within 180 days after receipt by MBFS USA of notice of the repurchase request, the requesting party, including a Noteholder or a Note Owner who provides a written certification and appropriate supporting documentation evidencing its beneficial ownership of a Note, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration. The requesting party must start the mediation or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period.  MBFS USA and the Depositor must agree to participate in the selected resolution method.  Dispute resolution to resolve repurchase requests will be available regardless of whether the Noteholders voted to direct an asset representations review or whether the delinquency trigger occurred.
A mediation or arbitration will be administered by [The American Arbitration Association] using its mediation or arbitration rules in effect at the time of the proceeding.  If [The American Arbitration Association] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by MBFS USA, using its relevant rules then in effect.  However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the Transaction Documents, the procedures in the Transaction Documents will control.  Any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or at another location selected by the Depositor or the Sponsor.  Any party or witness may appear by teleconference or video conference.
A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect.  The mediator or arbitrator must be impartial, an attorney admitted to practice in the state of New York and have at least [15] years of experience in commercial litigation and, if possible, consumer finance or asset-backed securitization matters.
For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation.  The expenses of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation.  If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration or may commence legal proceedings to resolve the dispute.
For an arbitration, the arbitrator will establish procedures and will have the authority to schedule, hear and determine motions made by the parties.  Discovery will be scheduled for completion within [60] days of selection of the arbitrator and the evidentiary hearing on the merits will start no later than [90] days after the selection of the arbitrator.  At the hearing each party will be entitled to equal time for the presentation of evidence and cross examination.  The hearing will be scheduled to last no more than [10] business days.  The arbitrator may allow additional time for discovery and hearing on a showing of good cause or due to unavoidable delays.
The arbitrator will make its final determination in writing no later than [120] days after its selection.  The arbitrator will not have the power to award punitive or consequential damages.  The arbitrator will determine the allocation among the parties of any expenses of the arbitration, including attorneys’ fees.  The final determination of the arbitrator may not be appealed  and may be entered and enforced in any court having jurisdiction.  By selecting binding arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.
Neither the Depositor nor the Sponsor will be required to produce personally identifiable customer information for purposes of any mediation or arbitration.  Each party will agree to keep the details of the repurchase request and the dispute resolution confidential; however, such confidentiality limitations will not prevent disclosure required by any applicable laws.
Maturity and Prepayment Considerations
Specific information regarding maturity and prepayment considerations with respect to the Notes is set forth under “Risk Factors— Prepayments on the receivables may adversely affect the average life of and rate of return on your notes” and under “Weighted Average Lives of the Notes”.
The weighted average lives of the Notes will generally be influenced by the rate at which the principal balances of the Receivables are paid, which payment may be in the form of scheduled amortization or prepayments.  “Prepayments” for these purposes includes the following circumstances:
•	prepayments in full by obligors, who may repay at any time without penalty;
•	MBFS USA may be required to repurchase a Receivable sold to the Issuer if certain breaches of representations and warranties occur and the Receivable is materially and adversely affected by the breach;

•	the Servicer may be obligated to purchase a Receivable from the Issuer if certain breaches of covenants occur or if the Servicer extends or modifies the terms of a Receivable beyond the Collection Period preceding the final scheduled Payment Date for the Notes with the latest maturity specified herein;
•	partial prepayments, including those related to rebates of extended warranty contract costs and insurance premiums;
•	payments made in respect of dealer recourse;
•	liquidations of the Receivables due to default; and
•	partial prepayments from proceeds from physical damage, credit life and disability insurance policies.
In light of the above considerations, we cannot assure you as to the amount of principal payments to be made on the Notes on each Payment Date since that amount will depend, in part, on the amount of principal collected on the Receivables during the related Collection Period.  Any reinvestment risks resulting from a faster or slower incidence of prepayment of Receivables will be borne entirely by the Noteholders.
The rate of prepayments on the Receivables may be influenced by a variety of economic, social and other factors, including the fact that an obligor may not sell or transfer its Financed Vehicle without the Depositor’s consent.  These factors may also include unemployment, servicing decisions, seasoning of Receivables, destruction of vehicles by accident, sales of vehicles and market interest rates.  An important factor affecting the prepayment of a large group of Receivables is the difference between the interest rates on the Receivables and prevailing market interest rates.  If the prevailing market interest rates were to fall significantly below the interest rates borne by the Receivables, the rate of prepayment and refinancings would be expected to increase.  Conversely, if prevailing market interest rates were to increase significantly above those interest rates, the rate of prepayments and refinancings would be expected to decrease.
Weighted Average Lives of the Notes
The following information is given solely to illustrate the effect of prepayments of the Receivables on the weighted average lives of the Notes under the stated assumptions below and is not a prediction of the prepayment rate that might actually be experienced by the Receivables.
Prepayments on motor vehicle receivables can be measured relative to a prepayment standard or model.  [The model used in this prospectus, the Absolute Prepayment Model, or “ABS”, represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables.  ABS further assumes that all of the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or be prepaid in full.  For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay each month.  ABS does not purport to be an historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of assets, including the Receivables.]
The rate of payment of principal of each class of Notes will depend on the rate of payment (including prepayments) of the Principal Balance of the Receivables.  For this reason, final distributions in respect of the Notes could occur significantly earlier than their respective Final Scheduled Payment Dates.  The Noteholders will exclusively bear any reinvestment risk associated with early payment of their Notes.
The ABS Tables captioned “Percent of Initial Note Principal Amount at Various ABS Percentages” have been prepared on the basis of the following assumptions:
•	the Receivables prepay in full at the specified constant percentage of ABS monthly, with no defaults, losses or repurchases;

•	each scheduled monthly payment on the Receivables is made on the last day of each month and each month has 30 days, commencing _________ 20[__];
•	payments on the Notes are made on each Payment Date (and each Payment Date is assumed to be the [__]th day of the applicable month);
•	[[if the initial Note Balance is $____________,]] the initial principal amount of the Class A-1 Notes is $__________, the initial principal amount of the Class A-2[A] Notes is $__________, [the initial principal amount of the Class A-2B Notes is $__________,] the initial principal amount of the Class A-3 Notes is $__________, the initial principal amount of the Class A-4 Notes is $__________ [and the initial principal amount of the Class B Notes is $__________]; [[if the initial Note Balance is $____________, the initial principal amount of the Class A-1 Notes is $__________, the initial principal amount of the Class A-2[A] Notes is $__________, [the initial principal amount of the Class A-2B Notes is $__________,] the initial principal amount of the Class A-3 Notes is $__________, the initial principal amount of the Class A-4 Notes is $__________ [and the initial principal amount of the Class B Notes is $__________]]];
•	the interest rate on the (i) Class A-1 Notes is ___%, (ii) Class A-2[A] Notes is ___%, (iii) [Class A-2B Notes is ___% (the interest rate on the Class A-2B Notes is assumed to be a fixed interest rate for this purpose)], (iv) Class A-3 Notes is ___%, (v) Class A-4 Notes is ___% [and (vi) Class B Notes is ___%];
•	the Class A-1 Notes [and Class A-2B Notes] accrue interest on an actual/360 basis and the Class A-2[A] Notes, Class A-3 Notes and the Class A-4 Notes accrue interest on a 30/360 basis;
•	the Notes are purchased on __________, 20[__];
•	the Servicing Fee on each Payment Date equals the product of 1/12 of 1.00% (or __ of 1.00% in the case of the first Payment Date) and the Pool Balance as of the first day of the related Collection Period (or as of the Cutoff Date in the case of the first Payment Date) and all other fees and expenses are equal to zero;
•	no Event of Default occurs;
•	the initial amount on deposit in the Reserve Fund is $__________;
•	the initial amount of overcollateralization is approximately ____% of the Cutoff Date Adjusted Pool Balance and the amount of overcollateralization is maintained over time at an amount equal to ____% of the Cutoff Date Adjusted Pool Balance; and
•	except as indicated in the ABS Tables, the Servicer exercises its Optional Purchase Right on the earliest Payment Date on which it is permitted to do so, as described in this prospectus.
The ABS Tables indicate the projected weighted average life of each class of Notes and set forth the percent of the initial principal amount of each class of Notes that is projected to be outstanding after each of the Payment Dates shown at various constant ABS percentages.
The ABS Tables also assume that the Receivables have been aggregated into hypothetical pools with all of the Receivables within each such pool having the following characteristics and that the level scheduled monthly payment for each of the pools (which is based on the aggregate Principal Balance of the Receivables in each pool, Contract Rate and remaining number of payments to maturity) will be such that each pool will be fully amortized by the end of its remaining number of payments to maturity.

Pool	Aggregate Principal Balance	Weighted Average Contract Rate	Weighted Average Original Term to Maturity (in months)	Weighted Average Term to Maturity(1) (in months)
1	$	%
2		%
3		%
4		%
5		%
6		%
7		%
8		%
9		%
10		%
11		%
12		%
$

(1)	Based on the number of monthly payments remaining as of the Cutoff Date.
The actual characteristics and performance of the Receivables will differ from the assumptions used in constructing the ABS Tables.  The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios.  For example, it is very unlikely that the Receivables will prepay at a constant level of ABS until maturity or that all of the Receivables will prepay at the same level of ABS.  Moreover, the diverse terms of Receivables within each of the hypothetical pools could produce slower or faster principal payments than indicated in the ABS Tables at the various constant percentages of ABS specified, even if the weighted average Contract Rates, weighted average original number of payments to maturity and weighted average remaining number of payments to maturity of the Receivables are as assumed.  Any difference between such assumptions and the actual characteristics and performance of the Receivables, or actual prepayment experience, will affect the percentages of initial amounts outstanding over time and the weighted average life of each class of Notes.

Percent of Initial Note Principal Amount at Various ABS Percentages [[$________ Initial Note Balance]]
	Class A‑1 Notes					Class A‑2 Notes
Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
Weighted Average Life to Maturity (years)(1)
Weighted Average Life (years) to Call(1),(2)

(1)	The weighted average life of a Note is determined by (i) multiplying the amount of each principal payment on the Note by the number of years from the date of issuance of the Note to the related Payment Date, (ii) adding the results and (iii) dividing the sum by the original principal amount of the Note.
(2)	Assumes that the Servicer exercises its Optional Purchase Right at its first opportunity.

Percent of Initial Note Principal Amount at Various ABS Percentages [[$________ Initial Note Balance]]
	Class A‑3 Notes					Class A‑4 Notes
Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
Weighted Average Life to Maturity (years)(1)
Weighted Average Life (years) to Call(1),(2)

(1)	The weighted average life of a Note is determined by (i) multiplying the amount of each principal payment on the Note by the number of years from the date of issuance of the Note to the related Payment Date, (ii) adding the results and (iii) dividing the sum by the original principal amount of the Note.
(2)	Assumes that the Servicer exercises its Optional Purchase Right at its first opportunity.

Percent of Initial Note Principal Amount at Various ABS Percentages [[$________ Initial Note Balance]]
	Class B Notes
Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
________, 20[__]
Weighted Average Life to Maturity (years)(1)
Weighted Average Life (years) to Call(1),(2)

(1)	The weighted average life of a Note is determined by (i) multiplying the amount of each principal payment on the Note by the number of years from the date of issuance of the Note to the related Payment Date, (ii) adding the results and (iii) dividing the sum by the original principal amount of the Note.
(2)	Assumes that the Servicer exercises its Optional Purchase Right at its first opportunity.

The foregoing ABS Tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the Receivables which will differ from the actual characteristics and performance of the Receivables) and should be read in conjunction therewith.  The weighted average life of a Note is determined by multiplying the amount of each principal payment on the Note by the number of years from the Closing Date to the related Payment Date, adding the results and dividing the sum by the initial principal amount of the Note.
Description of the Notes
The material terms of the Notes are summarized below.  This summary is not a complete description of all the provisions of the Notes.  This summary should be read together with the description of the Indenture set forth under “Description of the Transaction Documents”.
Note Registration
The Notes will be available for purchase in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.  The Notes will initially be issued only in book-entry form.  See “—Book-Entry Registration”.
Payments of Interest
Interest on the principal amounts of the Notes will accrue at the respective per annum interest rates for the various classes of Notes and will be due on each Payment Date to the Noteholders of record as of the related Record Date.  [The Class A-1 Notes, the Class A-2A Notes, the Class A-3 Notes and the Class A-4 Notes will be “fixed rate notes” and the Class A-2B Notes will be “floating rate notes”.]
The Notes will bear interest at their stated Interest Rates.
Calculation of Interest.  Interest will accrue and will be calculated on the Notes as follows:
•	Actual/360. Interest on the Class A‑1 Notes [and the Floating Rate Notes] will accrue during the applicable Interest Period, which will be the period from and including the prior Payment Date (or, in the case of the first Payment Date, from and including the Closing Date) to but excluding the current Payment Date. The interest due on the Class A‑1 Notes [and the Floating Rate Notes, as applicable], on each Payment Date will be an amount equal to the product of:
•	the principal amount of that class of Notes as of the preceding Payment Date (or, in the case of the first Payment Date, as of the Closing Date), after giving effect to all principal payments made with respect to that class of Notes on that preceding Payment Date;
•	the Interest Rate applicable to that class of Notes for the applicable Interest Period; and
•	the actual number of days elapsed during the applicable Interest Period divided by 360.
•	30/360. Interest on the [Class A-2[A] Notes, [the Class A-2B Notes,] the Class A‑3 Notes, the Class A‑4 Notes and the Class B Notes] will accrue during the applicable Interest Period, which will be the period from and including the [__]th day of the prior calendar month (or from and including the Closing Date, in the case of the first Payment Date) to but excluding the [__]th day of the current calendar month (assuming each month has 30 days). The interest due on the [Class A-2[A] Notes, the Class A-2B Notes,] the Class A 3 Notes, the Class A 4 Notes and the Class B Notes], as applicable, on each Payment Date will be an amount equal to the product of:
•	the principal amount of that class of Notes as of the preceding Payment Date (or, in the case of the first Payment Date, as of the Closing Date), after giving effect to all principal payments made with respect to that class of Notes on that preceding Payment Date;

•	the Interest Rate applicable to that class of Notes; and
•	30 (or __ in the case of the first Payment Date, assuming a Closing Date of __________, 20[__]) divided by 360.
[Determination of LIBOR for the Floating Rate Notes.  The [Indenture Trustee][described calculation agent] will determine LIBOR for each Interest Period on the LIBOR Determination Date for such Interest Period.]  All determinations of interest by the [Indenture Trustee] shall, in the absence of manifest error, be conclusive for all purposes and binding on the holders of the Notes.  All percentages resulting from any calculation of the rate of interest on a the Floating Rate Notes will be rounded, if necessary, to the nearest 1/100,000 of 1% (.0000001), with five one-millionths of a percentage point rounded upward.]
Unpaid Interest Accrues.  Interest accrued as of any Payment Date but not paid on such Payment Date will be due on the next Payment Date, together with interest on such amount at the Interest Rate applicable to that class (to the extent lawful).
Priority of Interest Payments.  The Issuer will pay interest on the Notes on each Payment Date with Available Funds in accordance with the priority set forth under “Application of Available Funds—Priority of Distributions”, with interest payments to holders of the Class A‑1 Notes, the Class A‑2 Notes, the Class A‑3 Notes and the Class A‑4 Notes having the same priority.
Interest will not be paid on the Class B Notes unless all interest then due on each class of Class A Notes has been paid in full, and the Priority Principal Distributable Amount has been paid in full.
If amounts available to make interest payments on a class of Notes are less than the full amount of interest due on that class of Notes on a Payment Date, the Noteholders will receive their ratable share of that amount, based on the aggregate amount of interest due on that date on each class of Notes.
An Event of Default will occur if the full amount of interest due on the Notes is not paid within five days of the related Payment Date.  See “—Rights Upon Event of Default”.
Payments of Principal
Priority and Amount of Principal Payments.  On each Payment Date, Noteholders will receive principal, to the extent funds are available, in an amount generally equal to the excess, if any, of:
•	the aggregate principal amount of the Notes as of the close of business on the preceding Payment Date (or, in the case of the first Payment Date, as of the Closing Date), after giving effect to all payments made on that preceding Payment Date; over
•	the Adjusted Pool Balance as of the last day of the related Collection Period, minus the Target Overcollateralization Amount.
On each Payment Date, all Available Funds allocated to payments of principal of the Notes as described under “Application of Available Funds—Priority of Distributions” will be aggregated and will be paid out of the Note Payment Account in the following amounts and order of priority:
(1)	to the Class A‑1 Notes until the Class A‑1 Notes have been paid in full;
(2)	to the Class A‑2[A] Notes [and the Class A-2B Notes, pro rata,] until the Class A‑2 Notes have been paid in full;
(3)	to the Class A‑3 Notes until the Class A‑3 Notes have been paid in full;
(4)	to the Class A‑4 Notes until the Class A‑4 Notes have been paid in full; and

(5)	to the Class B Notes until the Class B Notes have been paid in full.
These general rules are subject, however, to the following exceptions:
•	in no event will the principal paid in respect of a class of Notes exceed the unpaid principal amount of that class of Notes; and
•	if the Notes have been accelerated following the occurrence of an Event of Default, the Issuer will distribute the funds allocated to the holders of the Notes to pay principal of the Notes, together with amounts that would otherwise be payable to the holders of the Certificates, as described under “—Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default”.
All payments in respect of the Certificates will be subordinated to payments on the Notes.
Final Scheduled Payment Dates.  The principal amount of any class of Notes, to the extent not previously paid, will be due on the Final Scheduled Payment Date for that class.  The Final Scheduled Payment Dates for the Notes are as follows:
•	_________, 20[__] for the Class A‑1 Notes;
•	_________, 20[__] for the Class A‑2 Notes;
•	_________, 20[__] for the Class A‑3 Notes; [and]
•	_________, 20[__] for the Class A‑4 Notes[; and
•	_________, 20[__] for the Class B Notes].
The date on which each class of Notes is paid in full is expected to be earlier than the Final Scheduled Payment Date for that class and could be significantly earlier depending upon the rate at which the Principal Balances of the Receivables are paid.  See “Weighted Average Lives of the Notes” and “Maturity and Prepayment Considerations” for a further discussion of Receivable prepayments.
Priority of Distributions Will Change if the Notes Are Accelerated Following an Event of Default
Following the occurrence and during the continuation of an Event of Default that has resulted in an acceleration of the Notes, the priority of distributions will change to the following order of priority:
(1)	to the Servicer, any Servicing Fees (including any overdue Servicing Fees) due to it and any Nonrecoverable Advances;
(2)	to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer, the fees, expenses and indemnified amounts due to each of them, without limitation;
(3)	to the holders of the Class A Notes, the Interest Distributable Amount for the Class A Notes;
(4)	to the holders of the Class A‑1 Notes, principal on the Class A‑1 Notes until the Class A‑1 Notes have been paid in full;
(5)	to the holders of the Class A‑2 Notes, the Class A‑3 Notes and the Class A‑4 Notes, pro rata, principal on those Notes until all classes of Class A Notes have been paid in full;
(6)	[to the holders of the Class B Notes, the Interest Distributable Amount for the Class B Notes;

(7)	to the holders of the Class B Notes, principal on the Class B Notes until the Class B Notes have been paid in full;]
(6)	if any entity has replaced MBFS USA as Servicer, any unpaid transition expenses due in respect of a transfer of servicing and any Additional Servicing Fees for the related Collection Period will be paid to the successor Servicer; and
(7)	to the Certificateholders, any remaining amounts.
Credit Enhancement
The protection afforded to the Noteholders will be effected both by the preferential right of such Noteholders to receive current distributions, with respect to the Class A Notes, subordination to the extent described in this prospectus, of the Class B Notes, overcollateralization, yield supplement overcollateralization, excess spread and the establishment of the Reserve Fund.  See “Risk Factors— Prepayments, potential losses and changes in the order of priority of distributions following an indenture event of default could adversely affect your investment” and “Risk Factors— The issuer’s assets are limited and only the assets of the issuer are available to pay your notes”.
[Subordination.  The Class B Notes are subordinated Notes.  On each Payment Date, prior to the occurrence of an Event of Default and acceleration of the Notes, interest and principal payments on the Notes will be subordinated as follows:
•	no interest will be paid on the Class B Notes until the Interest Distributable Amount and the Priority Principal Distributable Amount on each class of Class A Notes has been paid in full; and
•	no principal will be paid on the Class B Notes until all principal due on each class of Class A Notes has been paid in full.
The subordination of the Class B Notes is intended to decrease the risk of default by the Issuer with respect to payments due to the more senior classes of Notes.]
Overcollateralization.  Overcollateralization represents the amount by which the Adjusted Pool Balance exceeds the aggregate principal amount of the Notes.  Overcollateralization will be available to absorb losses on the Receivables that are not otherwise covered by excess collections on or in respect of the Receivables, if any.  The initial amount of overcollateralization will be approximately ___% of the Cutoff Date Adjusted Pool Balance, or [[either]] $__________[[, if the initial Note Balance is $___________, or $__________, if the initial Note Balance is $__________]].  The Issuer will, to the extent of funds available on each Payment Date pursuant to the priority of payments, maintain an overcollateralization amount equal to the Target Overcollateralization Amount.
Yield Supplement Overcollateralization Amount.  Because a substantial number of Receivables have low Contract Rates, the Receivables could generate less interest collections than the sum of the fees and expenses of the Issuer, interest paid on the Notes and any required deposits to the Reserve Fund if payments on Receivables with low Contract Rates are not offset by payments on Receivables with high Contract Rates.  The Yield Supplement Overcollateralization Amount for each Payment Date is set forth in the Glossary and will approximate the present value of the amount by which future scheduled payments on Receivables with Contract Rates less than the Required Rate are less than future payments would be on such Receivables if their Contract Rates were at least equal to the Required Rate.  The Required Rate was established by the Depositor at a level that will result in the amount of excess spread sufficient to obtain the initial ratings of the Notes.  The Yield Supplement Overcollateralization Amount will have the effect of supplementing interest collections on Receivables with low Contract Rates with principal collections.
Excess Spread.  Excess spread for any Payment Date generally will be the amount by which collections of interest on the Receivables during the related Collection Period, plus principal collections attributable to the reduction in the Yield Supplement Overcollateralization Amount for the prior Payment Date, exceed the sum of the Servicing Fee, any Nonrecoverable Advances due to the Servicer, all amounts due to the Trustees and the Asset

Representations Reviewer, the Interest Distributable Amount for each class of Notes and any amount required to be deposited into the Reserve Fund so that the funds on deposit therein equal the Reserve Fund Required Amount.  Any excess spread will be applied on each Payment Date to the extent necessary, as a component of Available Funds, as described in clause (6) of “Application of Available Funds—Priority of Distributions” to maintain the amount of overcollateralization as of any Payment Date at the Target Overcollateralization Amount.  Generally, excess spread will also provide a source of funds to absorb any losses on the Receivables and reduce the likelihood of losses on the Notes.
Reserve Fund.  The Servicer will establish and maintain with the Indenture Trustee in the name of the Indenture Trustee the Reserve Fund into which certain amounts on the Closing Date and amounts described in clause (5) of “Application of Available Funds—Priority of Distributions” will be deposited and from which amounts may be withdrawn to pay the Servicing Fees, any Nonrecoverable Advances due to the Servicer, all monies due to the Trustees and the Asset Representations Reviewer up to the cap described herein and to make required payments on the Notes.
The Depositor will deposit the Reserve Fund Deposit in the Reserve Fund on the Closing Date.  On each Payment Date, the Indenture Trustee will deposit, or cause to be deposited, in the Reserve Fund, from Available Collections during the related Collection Period that are not used on that Payment Date to pay the Required Payment Amount, the amount, if any, by which the Reserve Fund Required Amount for that Payment Date exceeds the amount on deposit in the Reserve Fund on that Payment Date, after giving effect to all required withdrawals from the Reserve Fund on that Payment Date.  The amounts on deposit in the Reserve Fund will be invested in Eligible Investments selected by the Servicer.  The Reserve Fund must be maintained as an Eligible Deposit Account.
On each Determination Date, the Servicer will determine the Reserve Fund Draw Amount, if any, for the related Payment Date.  If the Reserve Fund Draw Amount for any Payment Date is greater than zero, the Indenture Trustee will withdraw, or cause to be withdrawn, from the Reserve Fund, an amount equal to the lesser of the Reserve Fund Draw Amount and the amount on deposit in the Reserve Fund, and transfer the amount withdrawn to the Collection Account.  If the amount required to be withdrawn from the Reserve Fund to cover shortfalls in funds on deposit in the Collection Account exceeds the amount on deposit in the Reserve Fund, a temporary shortfall in the amounts distributed to the Noteholders could result.  In addition, depletion of the Reserve Fund ultimately could result in losses on your Notes.
If the sum of the amounts on deposit in the Collection Account and the Reserve Fund on any Payment Date equals or exceeds the Note Balance, accrued and unpaid interest thereon and all amounts due to the Servicer, the Trustees and the Asset Representations Reviewer, all such amounts will be applied up to the amounts necessary to retire the Notes and pay such amounts due.
After the payment in full, or the provision for such payment, of all accrued and unpaid interest on the Notes, the principal amount of the Notes and all amounts due to the Servicer, the Trustees and the Asset Representations Reviewer, any funds remaining on deposit in the Reserve Fund will be paid to the Certificateholders.  See “Risk Factors—Amounts on deposit in the reserve fund will be limited and subject to depletion”.
Notes Owned by the Issuer, the Depositor, the Servicer and their Affiliates
Notes owned by the Issuer, the Depositor, the Servicer or any of their respective affiliates will be entitled to benefits under such documents equally and proportionately to the benefits afforded other owners of Notes, except that such owned Notes will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of Noteholders or Controlling Class of Noteholders have given any request, demand, authorization, direction, notice, consent or waiver under such documents, unless all of the Notes are owned by the Issuer, the Depositor, the Servicer or any of their respective affiliates.

Note Factors and Trading Information
The Servicer will provide to you in each report which it delivers to you a factor which you can use to compute your portion of the principal amount outstanding on the Notes.
Calculation of the Factor for Your Class of Notes.  The Servicer will compute a separate factor for each class of Notes issued.  The factor for each class of Notes will be computed by the Servicer prior to each distribution with respect to the related class of Notes indicating the remaining outstanding principal amount of that class of Notes, as of the applicable Payment Date.  The Servicer will compute the factor after giving effect to payments to be made on such Payment Date, as a fraction of the initial outstanding principal amount of the related class of Notes.
Your Portion of the Outstanding Amount of the Notes.  For each Note you own, your portion of that class of Notes will be the product of:
•	the original denomination of your Note; and
•	the factor relating to your class of Notes computed by the Servicer in the manner described above.
The Note Factors Will Decline as the Issuer Makes Payments on the Notes.  The factor for each class of Notes will initially be 1.000000.  The factors will then decline to reflect reductions in the aggregate principal balance of the applicable class of Notes.
These amounts will be reduced over time as a result of scheduled payments, prepayments, purchases of the Receivables by MBFS USA or the Servicer and liquidations of the Receivables.
Additional Information.  The Noteholders will receive reports generated by the Servicer on or about each Payment Date concerning, with respect to the:
•	related Collection Period, payments received on the Receivables, the aggregate principal balance of the Receivables, Note factors for each class of Notes described above and various other items of information; and
•	preceding Payment Date, as applicable, the aggregate principal balance of the Receivables on the last day of the related Collection Period and any reconciliation of such aggregate principal balance with information provided by the Servicer.
In addition, Noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by law.  See “Description of the Transaction Documents—Reports to Noteholders”.
Events of Default
Events of Default under the Indenture will consist of the occurrence and continuation of any of the following:
•	a default for five days or more in the payment of interest on the Notes of the Controlling Class when the same becomes due and payable;
•	a default in the payment of principal of the Notes of a class on the related Final Scheduled Payment Date;
•	a default in the observance or performance of any other material covenant or agreement of the Issuer made in the Indenture and such default not having been cured for a period of 60 days after written notice thereof has been given to the Issuer by the Depositor or the Indenture Trustee or to the Issuer,

the Depositor and the Indenture Trustee by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class;
•	any representation or warranty made by the Issuer in the Indenture or in any certificate delivered pursuant thereto or in connection therewith having been incorrect in any material respect as of the time made and such incorrectness not having been cured for a period of 30 days after written notice thereof has been given to the Issuer by the Depositor or the Indenture Trustee or to the Issuer, the Depositor and the Indenture Trustee by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class; and
•	certain events of bankruptcy, insolvency, receivership or liquidation of the Issuer or its property as specified in the Indenture.
The amount of principal due and payable to Noteholders under the Indenture until the final payment generally will be limited to amounts available to pay principal.  Therefore, the failure to pay principal on a class of Notes generally will not result in the occurrence of an Event of Default until the final scheduled Payment Date for that class of Notes.
If the Indenture Trustee has knowledge of an event of default or an event that would become an event of default with the passage of time, the Indenture Trustee will be obligated to mail notice of such default to each Noteholder within 30 days after it occurs.  Except in the case of a default in payment of principal of or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Indenture Trustee may withhold notice of the default if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of the Noteholders.
Rights Upon Event of Default
If an Event of Default should occur and be continuing with respect to the Notes, the Indenture Trustee or holders of not less than 51% of the aggregate principal amount of the Controlling Class may declare the principal of the Notes to be immediately due and payable.  That declaration may be rescinded by the holders of not less than 51% of the aggregate principal amount of the Controlling Class at any time before a judgment or decree for payment of the amount due has been obtained by the Indenture Trustee if both of the following occur:
•	the Issuer has paid or deposited with the Indenture Trustee enough money to pay (1) all payments of principal of and interest on all Notes and all other amounts that would then be due if the Event of Default giving rise to the declaration of acceleration had not occurred; and (2) all sums paid or advanced by the Indenture Trustee and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel; and
•	all Events of Default, other than the nonpayment of the principal of the Notes that has become due solely by the acceleration, have been cured or waived.
If the Notes have been declared immediately due and payable by the Indenture Trustee or the Noteholders following the occurrence of an Event of Default, the Indenture Trustee may, and at the direction of the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class shall, institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the property of the Issuer, or elect to maintain the property of the Issuer and continue to apply proceeds from the property of the Issuer as if there had been no declaration of acceleration.  The Indenture Trustee may not, however, sell the property of the Issuer following the occurrence of an Event of Default, other than a default for five or more days in the payment of interest on the Notes of the Controlling Class or a default in the payment of principal on the Notes on the final scheduled Payment Date, unless:
•	the holders of 100% of the Notes consent to the sale, excluding Notes held by MBFS USA, the Servicer or any of their respective affiliates;

•	the proceeds of the sale will be sufficient to pay in full the principal amount of and accrued but unpaid interest on the Notes; or
•	the Indenture Trustee determines that the property of the Issuer would not be sufficient on an ongoing basis to make all payments on the Notes as those payments would have become due had the Notes not been declared due and payable and the holders of Notes evidencing not less than 66⅔% of the aggregate principal amount of the Controlling Class consent to the sale.
The Indenture Trustee may, but is not required to, obtain and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the property of the Issuer to pay principal of and interest on the Notes on an ongoing basis.
If the property of the Issuer is sold following the occurrence of an Event of Default, the Indenture Trustee will apply or cause to be applied the proceeds of that sale first to pay all amounts due to the Indenture Trustee as compensation under the Indenture and then as available funds as described under “Description of the Notes—Priority of Distributions Will Change if the Notes are Accelerated Following an Event of Default”.
If the property of the Issuer is sold following the occurrence of an Event of Default and the proceeds of that sale are insufficient to pay in full the principal amount of and all accrued but unpaid interest on the Notes, the Indenture Trustee will withdraw available amounts from the Reserve Fund, if any, in respect of that shortfall.
Subject to the provisions of the Indenture relating to the duties of the Indenture Trustee, if an Event of Default occurs and is continuing with respect to the Notes, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes, if the Indenture Trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request.  Subject to the provisions for indemnification and certain limitations contained in the Indenture, the holders of not less than 51% of the aggregate principal amount of the Controlling Class will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the Indenture Trustee.  Prior to acceleration of the maturity of the Notes, the holders of not less than 51% of the aggregate principal amount of the Controlling Class may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the Indenture that cannot be modified without the waiver or consent of the holders of all of the outstanding Notes.  No such waiver will impair the right of any Noteholder with respect to any subsequent or other default or Event of Default.
Limitation on Suits.  No Noteholder will have the right to institute any proceeding with respect to the Indenture, unless:
•	the holder previously has given to the Indenture Trustee written notice of a continuing Event of Default;
•	the holders of not less than 25% in principal amount of the Controlling Class have made written request to such Indenture Trustee to institute such proceeding in its own name as Indenture Trustee;
•	the holder or holders have offered such Indenture Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in complying with such request;
•	the Indenture Trustee has for 60 days after the notice, request and offer of indemnity failed to institute the proceeding; and
•	no direction inconsistent with the written request has been given to the Indenture Trustee during the 60-day period by the holders of not less than 51% of the aggregate principal amount of the Controlling Class.

A Noteholder, however, has the right to begin at any time a proceeding to enforce its right to receive principal and interest due to it under its Note, and that right may not be impaired without the consent of the Noteholder.
If the Indenture Trustee receives conflicting or inconsistent requests and indemnity from two or more groups of Noteholders, each holding Notes evidencing less than 51% of the aggregate principal amount of the Controlling Class, the Indenture Trustee in its sole discretion will determine what action, if any, will be taken with respect to such requests.
With respect to the Issuer, neither the Indenture Trustee nor the Owner Trustee in its individual capacity, nor any holder of a Certificate, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, successors or assigns will be personally liable for the payment of the principal of or interest on the Notes or for the agreements of the Issuer contained in the Indenture.  The Indenture Trustee will covenant that it will not at any time institute against the Issuer any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.
Notices
Noteholders will be notified in writing by the Indenture Trustee of any Event of Default promptly upon a responsible officer of the Indenture Trustee obtaining actual knowledge of such an event.  A Noteholder may communicate with the Indenture Trustee and provide notices and make requests and demands and give directions to the Indenture Trustee as permitted by the Transaction Documents through the procedures of DTC and by notice to the Indenture Trustee.
Governing Law
The Indenture and the Notes are governed by and shall be construed in accordance with the laws of the State of New York applicable to agreements made in and to be performed wholly within that jurisdiction.
Noteholder Communication
Three or more Noteholders may request a list of all Noteholders of the Issuer maintained by the Indenture Trustee for the purpose of communicating with other Noteholders about their rights under the Indenture or under the Notes.  Any request must be accompanied by a copy of the communication that the requesting Noteholders propose to send.
A Noteholder may also send a request to the Issuer or to the Servicer, on behalf of the Issuer, stating that the Noteholder is interested in communicating with other Noteholders about the possible exercise of rights under the Transaction Documents.  The requesting Noteholder must include in the request a description of the method by which other Noteholders may contact the requesting Noteholder.  The Issuer will promptly deliver any such request to the Servicer.  On receipt of a communication request, the Servicer will include in the Form 10-D filed in the next month the following information:
•	a statement that the Issuer received a communication request,
•	the date the request was received,
•	the name of the requesting Noteholder,
•	a statement that the requesting Noteholder is interested in communication with other Noteholders about the possible exercise of rights under the Transaction Documents, and
•	a description of the method by which the other Noteholders may contact the requesting Noteholder.

Any expenses of the Issuer or the Servicer relating to an investor communication, including any review of documents evidencing ownership of a Note and the inclusion of the investor communication information in the Form 10-D, will be paid by the Servicer.
In order to make a request or demand or to provide notice to the Issuer, the Owner Trustee, the Indenture Trustee, the Depositor, the Sponsor or the Servicer under the Transaction Documents, a Noteholder must either be a Noteholder of record or must provide a written certification stating that it is a beneficial owner of a Note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note.
Book-Entry Registration
Each class of Notes will initially be represented by one or more certificates registered in the name of Cede & Co., DTC’s nominee, except as set forth below.  The Notes will be available for purchase in the denominations specified herein and are available for purchase in book-entry form only.  Accordingly, the nominee is expected to be the holder of record of each class of Notes issued in book-entry form.  Unless and until Definitive Notes are issued under the limited circumstances described herein, you, as an owner of Notes will not be entitled to receive a physical certificate representing your interest in the Notes of that class.  Beneficial owners will not be recognized by the Indenture Trustee as “holders”, as such term will be used in the Indenture and will generally only be permitted to exercise the rights of holders indirectly through DTC and its participants.  However, to exercise their rights with respect to the asset representations review, dispute resolution and investor communication, beneficial Noteholders may communicate directly with the Indenture Trustee, the Servicer or the Issuer, as appropriate, as long as such beneficial Noteholders provide a written certification stating that such Noteholders are beneficial owners of a Note and supporting documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note. For more information, as described under “The Receivables—Asset Representations Review—Voting”, “—Dispute Resolution for Repurchase Requests,” and “Description of the Notes—Noteholder Communication.”
You may hold your Notes through DTC in the United States, or Clearstream or Euroclear in Europe.  The global notes will be tradable as home market instruments in both the European and United States domestic markets. Initial settlement and all secondary trades will settle in same-day funds.  You should review the rules and procedures of DTC, Clearstream and Euroclear for clearing, settlement, payment and tax withholding applicable to your purchase of the Notes.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York UCC, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.  DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between  Participants through electronic book-entries, thereby eliminating the need for physical movement of certificates.  Participants include securities brokers and dealers (who may include any of the underwriters), banks, trust companies and clearing corporations and may include certain other organizations.  Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

All references herein to actions by holders of Notes held in book-entry form refer to actions taken by DTC upon instructions from its participating organizations and all references herein to distributions, notices, reports and statements to Noteholders refer to distributions, notices, reports and statements to DTC or its nominee, as the case may be, as the registered holder of the Notes for distribution to the Noteholders in accordance with DTC’s procedures with respect thereto.  The rules applicable to DTC and its participants are on file with the SEC.
To facilitate subsequent transfers, all Notes deposited by participants with DTC will be registered in the name of Cede & Co., as nominee of DTC.  The deposit of Notes with DTC and their registration in the name of Cede & Co. will not change beneficial ownership.  DTC will have no knowledge of the actual beneficial owners and its records will reflect only the identity of the participants to whose accounts such Notes are credited, which may or may not be the ultimate owners.  Participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
We understand that under existing industry practices, if we request any action of Noteholders or if a beneficial owner of a Note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.  Euroclear or Clearstream, as the case may be, will take action on behalf of their participants only in accordance with its relevant rules and procedures and subject to its respective depositaries’ ability to effect such actions on its behalf through DTC.
Secondary market trading between DTC participants will be settled using the procedures applicable to United States corporate debt obligations in same-day funds.  Noteholders who are not participants, either directly or indirectly, but who desire to purchase, sell or otherwise transfer ownership of, or other interest in, Notes may do so only through direct or indirect participants.  In addition, Noteholders will receive all distributions of principal and interest from the Indenture Trustee through the participants who in turn will receive them from DTC.  Under a book-entry format, Noteholders may experience some delay in their receipt of payments, since the payments will be forwarded by the Indenture Trustee to DTC’s nominee.  DTC will forward the payments to its participants which thereafter will forward them to indirect participants or Noteholders.  Noteholders will not be recognized by the Indenture Trustee as “noteholders” and Noteholders will be permitted to exercise the rights of Noteholders only indirectly through DTC and its participants.
Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a Noteholder to pledge Notes to persons or entities that do not participate in the DTC system, or otherwise take actions with respect to these Notes, may be limited due to the lack of a physical certificate for these Notes.
Neither DTC nor Cede & Co. will consent or vote with respect to the Notes.  Under its usual procedures, DTC will mail an omnibus proxy to the Indenture Trustee or the Owner Trustee, as the case may be, as soon as possible after each applicable record date for such a consent or vote.  The omnibus proxy will assign Cede & Co.’s consenting or voting rights to those participants to whose accounts the Notes will be credited on that record date, identified in a listing attached to the omnibus proxy.
DTC will take any action permitted to be taken by a Noteholder under the Indenture or Trust Agreement, as applicable, only at the direction of one or more participants to whose accounts with DTC the Notes are credited.  DTC may take conflicting actions with respect to other undivided interests to the extent that these actions are taken on behalf of participants whose holdings include these undivided interests.
Non-United States holders of global notes will be subject to United States withholding taxes unless these holders meet certain requirements and deliver appropriate United States tax documents to the securities clearing organizations or their participants.
Definitive Notes
With respect to any class of Notes, such Notes will be issued as Definitive Notes to Noteholders or their respective nominees, rather than to DTC or its nominee, only if (1) the Administrator or the Servicer advises the Indenture Trustee, in writing that DTC is no longer willing or able to properly discharge its responsibilities as Depository with respect to the Notes and neither the Administrator nor the Indenture Trustee is able to locate a qualified successor or (2) after the occurrence of an Event of Default under the Indenture, holders representing a not less than 51% of the outstanding principal amount of the Notes of the Controlling Class advise the Indenture Trustee through DTC in writing that the continuation of a book-entry system through DTC, or a successor thereto, with respect to the Notes is no longer in the best interest of the holders of the Notes.

Upon the occurrence of any event described in the previous paragraph, the Indenture Trustee will be required to notify all applicable Noteholders of a given class through participants of the availability of Definitive Notes.  Upon surrender by DTC of the Definitive Notes representing the corresponding Notes and receipt of instructions for re-registration, the Indenture Trustee will reissue the Notes as Definitive Notes to the Noteholders.
Distributions of principal of, and interest on, the Definitive Notes will thereafter be made by the Indenture Trustee in accordance with the procedures set forth in the Indenture directly to holders of such Definitive Notes in whose names the Definitive Notes were registered at the close of business on the record date for such Notes.  The distributions will be made by check mailed to the address of the holder as it appears on the register maintained by the Indenture Trustee.  The final payment on any Definitive Note, however, will be made only upon presentation and surrender of the Definitive Note at the office or agency specified in the notice of final distribution to the applicable Noteholders.
Definitive Notes will be transferable and exchangeable at the offices of the Indenture Trustee or of a registrar named in a notice delivered to holders of Definitive Notes.  No service charge will be imposed for any registration of transfer or exchange, but the Indenture Trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Application of Available Funds
Sources of Funds for Distributions
The funds available to the Issuer to make payments on the Notes on each Payment Date will come from Available Funds, which will be the only funds that will be used to make payments to Noteholders on each Payment Date.  The calculation of the funds available to make payments on the Notes is set forth in the definition of Available Funds in the Glossary of Terms.  The following chart shows the sources of Available Funds for each Payment Date:

Receivables
Servicer
MBFS USA
Reserve Fund
Collections on the Receivables, including payments from the obligors, Net Liquidation Proceeds, Insurance Proceeds, Recoveries, Dealer Recourse and prepayments and investment earnings on amounts on deposit in the Collection Account, if applicable.
Amounts paid to purchase Receivables in respect of which certain servicing covenants have been breached, and advances made by the Servicer, if any.
Amounts paid to repurchase certain ineligible Receivables.
The Reserve Fund Draw Amount.
Available Collections.
Available Funds
to be paid in accordance with "—Priority of Distributions".

Priority of Distributions
On each Payment Date, so long as the Notes have not been accelerated following the occurrence of an Event of Default, the Issuer will apply Available Funds in the following amounts and order of priority:
(1)	to the Servicer, for the related Collection Period, the Servicing Fee (plus any overdue Servicing Fees for one or more prior Collection Periods) and any Nonrecoverable Advances for the related Collection Period;
(2)	to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer, pro rata, if not previously paid, the fees, expenses and indemnified amounts due to each of them for the related Collection Period, plus any overdue fees, expenses and indemnified amounts of such parties for one or more prior Collection Periods; provided, however, that the aggregate amount to be paid pursuant to this clause for such fees, expenses and indemnified amounts shall not exceed $_______ in any given calendar year;
(3)	to the Note Payment Account for the benefit of the holders of Class A Notes, the Interest Distributable Amount, to pay interest due on each class of Notes outstanding on that Payment Date, ratably for each class of Class A Notes;
(4)	to the Note Payment Account for the benefit of the holders of the Class A Notes, the Priority Principal Distributable Amount, which will be allocated to pay principal of the Class A Notes in the amounts and order of priority described under “Description of the Notes—Payments of Principal”;
(5)	to the Note Payment Account for the benefit of the holders of the Class B Notes, the Interest Distributable Amount for the Class B Notes;
(6)	to the Reserve Fund, the excess, if any, of the Reserve Fund Required Amount for that Payment Date over the amount then on deposit in the Reserve Fund, after giving effect to all required withdrawals from the Reserve Fund on that Payment Date;
(7)	to the Note Payment Account for the benefit of the holders of the Notes, as a payment of principal, the Regular Principal Distributable Amount, which will be allocated to pay principal of the Notes in the amounts and order of priority described under “Description of the Notes—Payments of Principal”;
(8)	to any successor Servicer, any unpaid transition expenses due in respect of a transfer of servicing and any Additional Servicing Fees for the related Collection Period;
(9)	pro rata, to the Trustees, the Asset Representations Reviewer and the Issuer, the fees, expenses and indemnified amounts due to each of them for the related Collection Period plus any overdue fees, expenses and indemnified amounts for the immediately preceding Collection Period, to the extent that they have not previously been paid as described in clause (2); and
(10)	to the Certificateholders, any amounts remaining after the foregoing distributions.
In addition, if the aggregate amount on deposit in the Collection Account and the Reserve Fund on any Payment Date equals or exceeds the aggregate principal amount of the Notes, accrued and unpaid interest thereon and all amounts due to the Servicer, the Trustees and the Asset Representations Reviewer, all such amounts will be applied up to the amount necessary to retire the Notes and pay such amounts due.

The following chart shows how payments from Available Funds are made on each Payment Date unless the Notes are accelerated following the occurrence of an Event of Default:

Fees and Expenses of the Issuer
As set forth in the table below, the Issuer is obligated to pay the Servicing Fee to the Servicer and, if not previously paid, the fees, expenses and indemnified amounts of the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer, subject to a cap, before it pays any amounts due on the Notes and any other liabilities.  The following table illustrates this arrangement.  In addition, the Servicer is obligated to pay the fees and expenses of the accountants in delivering their annual attestation report and the fee of the Administrator.
Recipient	Source of Payment	Fees and Expenses Payable
Servicer	Available Funds	The Servicing Fee as described below under “Description of the Transaction Documents Agreements–Servicing Compensation”.
Indenture Trustee	Available Funds	$_____ per annum plus reasonable expenses.(1)
Owner Trustee	Available Funds	$_____ per annum plus reasonable expenses.(1)
Asset Representations Reviewer	Available Funds	$_________ per annum plus $_________ for each reviewed asset on completion of a review.

(1)	Consists of out-of-pocket expenses, disbursements and advances incurred or made by such party, including costs of collection, and indemnified amounts subject to, except as otherwise provided herein, an annual aggregate limit of $100,000.
Credit Risk Retention
[To be added for offerings after December 24, 2016:]
[The risk retention regulations in Regulation RR of the Securities Act require the Sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the Receivables.  The [Depositor is a wholly-owned affiliate of MBFS USA and] [Sponsor] will retain the required economic interest in the credit risk of the Receivables to satisfy the Sponsor’s requirements under Regulation RR.]
[Combination Vertical and Horizontal Interest Option:]  [The Depositor will satisfy the risk retention requirements of Regulation RR by retaining an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR.  The Depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” will equal at least five percent.]
[Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.]
[Eligible Vertical Interest Option:]  [The Depositor’s retention of ___% of each class of Notes and the Certificates satisfies the requirements for an “eligible vertical interest” under Regulation RR.  The Depositor, or another majority-owned affiliate of MBFS USA, is required to retain this interest until the later of two years from the Closing Date, the date the Pool Balance is one-third or less of the Cutoff Date Pool Balance, or the date the principal amount of the Notes is one-third or less of the original principal amount.  MBFS USA, the Depositor or any of their affiliates may not hedge the retained interest during this period.  If the percentage of each class of Notes and the Certificates retained by the Depositor on the Closing Date is materially different than ___%, MBFS USA will include the retained percentage in the report on Form 10-D filed by the Issuer in connection with the first Payment Date on the Notes.
By retaining the “eligible vertical interest,” the Depositor will be a Noteholder of ___% of each class of Notes and will be entitled to receive ___% of all payments of interest and principal made on each class of Notes and, if any class of Notes incurs losses, will bear ___% of those losses.  Each class of Notes retained by the Depositor as part of the “eligible vertical interest” will have the same terms as all other Notes in that class, except that the Notes retained by the Depositor will not be included for purposes of determining whether a required percentage of any class of Notes have taken any action under the Indenture or any other Transaction Document as described in

“Description of the Notes — Notes Owned by the Issuer, the Depositor, the Servicer and their Affiliates”.  For a description of the Notes, and thus of the “eligible vertical interest,” and the credit enhancement available for Notes, you should read “Description of the Notes” and “Description of the Notes—Credit Enhancement”.]
[Eligible Horizontal Residual Interest Option:]  [The Depositor’s retention of the Certificates satisfies the requirements for an “eligible horizontal residual interest” under Regulation RR.  The fair value of the Certificates is expected to represent at least ___% of the sum of the fair value of the Notes and the Certificates on the Closing Date.  The Depositor, or another majority-owned affiliate of MBFS USA, is required to retain the Certificates until the later of two years from the Closing Date, the date Pool Balance is one-third or less of the Cutoff Date Pool Balance, or the date the principal amount of the Notes is one-third or less of the original principal amount.  MBFS USA, the Depositor or any of their affiliates may not hedge the retained interest during this period.
In general, the Certificates, as the residual interest in the Issuer, represent the rights to the overcollateralization, amounts in the Reserve Fund and excess spread not needed to make payments on the Notes or cover losses on the Receivables.  Because the Certificates are subordinated to each class of Notes and are only entitled to amounts not needed on a Payment Date to make payments on the Notes or to make other required payments or deposits according to the priority of payments described in “Application of Available Funds — Priority of Payments” the Certificates absorb all losses on the Receivables by reduction of, first, the excess spread, second, the overcollateralization and, third, the amounts in the Reserve Fund, before any losses are incurred by the Notes.  For a description of the credit enhancement available for the Notes, including the excess spread and overcollateralization, you should read “Description of the Notes —Credit Enhancement”.
The fair value of the Notes and the Certificates are summarized below:
	Fair Value (in Millions)	Fair Value (as a percentage)
Class A-1 Notes	$	__%
Class A-2 Notes
Class A-3 Notes
Class A-4 Notes
Class B Notes
Certificates (Residual Interest)
Total	$	__%

The Sponsor determined the fair value of the Notes and the Certificates using a fair value measurement framework under generally accepted accounting principles.  In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.
Level 1 — inputs include quoted prices for identical instruments and are the most observable,
Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and
Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.
The fair value of the Notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments.  The fair value of the Certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The fair value of the Notes is assumed to be equal to the initial principal amount, or par.  This reflects the expectation that the final interest rates of the Notes will be consistent with the interest rate assumptions below:
Class	Interest Rate
Class A-1 Notes	___%
Class A-2[A] Notes	___%
[Class A-2B Notes	One-month LIBOR + ___%]
Class A-3 Notes	___%
Class A-4 Notes	___%
[Class B Notes	___%]
Certificates	___%

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.
To calculate the fair value of the Certificates, MBFS USA used an internal valuation model.  This model projects future interest and principal payments of the pool of Receivables, the interest and principal payments on each class of Notes, transaction fees and expenses and the servicing fee.  The resulting cash flows to the Certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows.  In completing these calculations, MBFS USA made the following assumptions:
•	interest accrues on the Notes at the rates described above. [In determining the interest payments on the floating rate Class A-2B Notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of ______, 20__.]
•	principal and interest cash flows for the Receivables are calculated using the sub-pools and related assumptions as described in “Weighted Average Lives of the Notes”,
•	Receivables prepay at ___% of the base prepayment assumption described in “Weighted Average Lives of the Notes”,
•	[cumulative net losses on the Receivables, as a percentage of the initial Aggregate Securitization Value of the Reference Pool, occur each month at the following rates: [insert table]]
•	Certificates cash flows are discounted at ___%.
MBFS USA developed these inputs and assumptions by considering the following factors:
•	ABS rate — estimated considering the composition of the Receivables and the performance of its prior securitized pools included in Appendix A,
•	Cumulative net loss rate — estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the Receivables, the performance of prior securitized pools included in Appendix A, economic conditions, and the cumulative net loss assumptions of the hired NRSROs. The shape of the cumulative net loss curve is based on a historical average of its prior securitized pools included in Appendix A. Default and recovery rate estimates are included in the cumulative net loss assumption, and
•	Discount rate applicable to the residual cash flows — estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in securities similar to the

Certificates, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.
MBFS USA believes that the inputs and assumptions that could have a material impact on the fair value calculation or a prospective Noteholder’s ability to evaluate the fair value calculation are described above.  The fair value of the Notes and the Certificates was calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the Receivables that will differ from the actual characteristics and performance of the Receivables.  You should be sure you understand these assumptions when considering the fair value calculation.
MBFS USA will recalculate the fair value of the Notes and the Certificates following the Closing Date to reflect the issuance of the Notes and any changes in the methodology or inputs and assumptions described above.  The fair value of the Certificates as a percentage of the sum of the fair value of the Notes and the Certificates and as a dollar amount, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value will be included in the Form 10-D filed by the Issuer in connection with the first Payment Date on the Notes.]
Description of the Transaction Documents
This summary describes the material provisions of the documents under which MBFS USA will transfer the Receivables to the Depositor, the Depositor will transfer the Receivables to the Issuer and the Servicer will service the Receivables on behalf of the Issuer.  These documents are the Receivables Purchase Agreement and the Sale and Servicing Agreement.  This summary also describes the material provisions of the Indenture, the Trust Agreement and the Administration Agreement.  We will file a copy of these agreements with the SEC as exhibits to a Current Report on Form 8-K.
In general, the operations of the Issuer will be governed by the following Transaction Documents:
Document	Parties	Primary Purposes
Trust Agreement	Depositor and Owner Trustee	Creates the Issuer Provides for issuance of Certificates and payments to Certificateholders Establishes rights and duties of the Owner Trustee Establishes rights of Certificateholders
Indenture	Issuer and Indenture Trustee
Provides for issuance of the Notes, the terms of the Notes and payments to Noteholders

Secures the Notes with a lien on the property of the Issuer

Establishes rights and duties of the Indenture Trustee

Establishes rights of Noteholders

Receivables Purchase Agreement	MBFS USA and Depositor	Provides for the sale of the Receivables to the Depositor Contains representations and warranties of MBFS USA concerning the Receivables

Document	Parties	Primary Purposes
Sale and Servicing Agreement	Depositor, Servicer and Issuer
Effects sale of Receivables to the Issuer

Contains representations and warranties of the Depositor concerning the Receivables

Contains servicing obligations of the Servicer

Provides for compensation to the Servicer

Directs how proceeds of the Receivables will be applied to expenses of the Issuer and payments on its Notes

Administration Agreement	Issuer, Administrator and Indenture Trustee	Provides for certain services and the assumption of certain duties by the Administrator on behalf of the Issuer and the Indenture Trustee
Asset Representations Review Agreement	Issuer, Servicer and Asset Representations Reviewer	Provides for the review of delinquent Receivables by the Asset Representations Reviewer under the circumstances described under “The Receivables– Asset Representations Review”.

Sale and Assignment of Receivables
When the Issuer issues Notes, MBFS USA will transfer and assign, without recourse, to the Depositor its entire interest in the Receivables, together with its security interests in the related Financed Vehicles, under the Receivables Purchase Agreement.  The Depositor will then transfer and assign to the Issuer, without recourse, under the Sale and Servicing Agreement its entire interest in those Receivables, including its security interests in the related Financed Vehicles.  Each Receivable will be identified in a schedule appearing as an exhibit to the Receivables Purchase Agreement.
The Trust Agreement and the Certificates
The Certificates are not being offered pursuant to this prospectus and all information presented regarding the Certificates is given to further a better understanding of the Notes.  The Certificates will be issued pursuant to the terms of the Trust Agreement.  The Certificates will evidence undivided ownership interests in the Issuer created pursuant to the Trust Agreement.
The Trust Agreement and the Certificates are governed by and shall be construed in accordance with the laws of the State of Delaware applicable to agreements made in and to be performed wholly within that jurisdiction.
Accounts
The Servicer will establish and maintain for the Issuer, in the name of the Indenture Trustee on behalf of the Noteholders and such other persons specified in the Indenture, one or more Collection Accounts into which all payments made on or with respect to the Receivables will be deposited.  The Servicer will establish and maintain with the Indenture Trustee a Note Payment Account in the name of such Indenture Trustee on behalf of the Noteholders and such other persons specified in the Indenture, into which amounts released from the Collection Account and any other accounts of the Issuer for payment to the Noteholders will be deposited and from which all payments to the Noteholders will be made.  Amounts released from the Collection Account and any other accounts of the Issuer for distribution to the Certificateholders will be deposited into the Note Payment Account or the Collection Account from which all distributions to the Certificateholders will be made.  Additionally, the Servicer will establish the Reserve Fund and the for the benefit of the Noteholders, the Trustees and the Servicer.
All funds on deposit in the Issuer accounts will be invested in Eligible Investments to the extent so provided in the Sale and Servicing Agreement.  Eligible Investments are generally limited to obligations or securities that mature on or before the Business Day preceding the Payment Date following the Collection Period during which the investment is made (or, in the case of the Reserve Fund, on or before the Business Day preceding the Payment Date following the date of such investment).  Thus, the amount of cash available in the Reserve Fund at any time may be less than the balance of the Reserve Fund.  If the amount required to be withdrawn from the Reserve Fund to cover shortfalls in collections on the Receivables exceeds the amount of cash in the Reserve Fund, a temporary shortfall in the amounts distributed to the Noteholders or Certificateholders, if any, could result, which could, in turn, increase the average lives of the Notes.  All net investment earnings on funds on deposit in the Issuer accounts will be deposited in the Collection Account or distributed as otherwise provided herein.
The Servicer will make all calculations and decisions regarding the allocation, transfer and disbursement of funds and there will not otherwise be any independent verification of the activity in the Issuer accounts, other than to the limited extent addressed in the annual officer’s certificate of the Servicer and the accountants’ report described below under “—Evidence as to Compliance”.
The Issuer accounts will be maintained as Eligible Deposit Accounts, which satisfy certain requirements of the Rating Agencies.
Servicing the Receivables
The Servicer, pursuant to the Sale and Servicing Agreement, will service, manage, maintain custody of and collect amounts due under the Receivables.  The Servicer will make reasonable efforts to collect all payments due under the Receivables and will, consistent with the Sale and Servicing Agreement, follow the collection practices and procedures it follows with respect to comparable motor vehicle installment sales contracts and installment loans that it owns or services for itself or others.  See “MBFS USA”.  The Servicer will continue to follow its normal collection practices and procedures to the extent necessary or advisable to realize upon any Defaulted Receivables.  The Servicer may sell the Financed Vehicle securing any Defaulted Receivable at a public or private sale or take any other action permitted by applicable law.
Under the Sale and Servicing Agreement, to assure uniform quality in servicing the Receivables and to reduce administrative costs, the Servicer will service and administer the Receivables held by the Issuer and, as custodian on behalf of the Issuer, maintain possession of the installment loan or installment sales contract agreements and any other documents relating to such Receivables.  To assure uniform quality in servicing the Receivables, as well as to facilitate servicing and save administrative costs, the installment loan or installment sales contract agreements and other documents relating thereto will not be physically segregated from other similar documents that are in the Servicer’s possession or otherwise stamped or marked to reflect the transfer to the Issuer.  The obligors under the Receivables will not be notified of the transfer.  However, UCC financing statements reflecting the sale and assignment of the Receivables by the Depositor to the Issuer will be filed, and the Servicer’s accounting records and computer systems will be marked to reflect such sale and assignment.  Because the Receivables will remain in the Servicer’s possession and will not be stamped or otherwise marked to reflect the assignment to the Issuer if a subsequent purchaser were to obtain physical possession of one or more of the Receivables without knowledge of the assignment, the Issuer’s interest in the Receivables could be defeated.  See “Material Legal Issues Relating to the Receivables—Security Interests in the Financed Vehicles”.
The Servicer may, in its sole discretion but consistent with its normal practices and procedures, extend the payment schedule applicable to any Receivable for credit-related reasons; provided, however, that if the extension of a payment schedule causes a Receivable to remain outstanding after the last day of the Collection Period preceding the Final Scheduled Payment Date for the Class [B] Notes, the Servicer will, pursuant to the Sale and Servicing Agreement, purchase that Receivable for an amount equal to the Purchase Amount of such Receivable as of the last day of the Collection Period which includes the 30th day after the date of discovery by or notice to the Servicer of such extension.  The purchase obligation of the Servicer under the Sale and Servicing Agreement will constitute the sole remedy available to the Issuer, the Noteholders, the Trustees and the Certificateholders for any extension of a payment schedule that causes a Receivable to remain outstanding after the Collection Period preceding the Final Scheduled Payment Date for the Class [B] Notes.
Collections
The Servicer will deposit all payments on the Receivables and all proceeds of such Receivables collected during each Collection Period into the Collection Account within two Business Days after receipt and identification thereof.  So long as the Servicer is required to deposit collections on or in respect of the Receivables into the Collection Account within two Business Days after receipt and identification thereof, all net investment earnings on funds on deposit in the Collection Account will be retained in the Collection Account and available to be distributed to the Noteholders in accordance with “Application of Available Funds—Priority of Distributions”.  In the event that the Servicer is entitled to deposit collections on or in respect of the Receivables into the Collection Account on a monthly basis, any net investment earnings on collections will be retained by the Servicer.
However, at any time that and for so long as (1) MBFS USA, or its successor, is the Servicer, (2) there exists no Event of Servicing Termination and (3) each other condition to making deposits less frequently than daily as may be specified by the Rating Agencies is satisfied, the Servicer will not be required to deposit such amounts into the Collection Account until the related Deposit Date.  Pending deposit into the Collection Account, collections may be invested by the Servicer at its own risk and for its own benefit and will not be segregated from its own funds.  If the Servicer was unable to remit such funds, Noteholders might incur a loss.  The Servicer may, in order to satisfy the requirements described above, obtain a letter of credit, guaranteed investment contract, surety bond, insurance policy or guarantee of its deposit obligations for the benefit of the Issuer to secure timely remittances of collections on the Receivables and payment of the aggregate Purchase Amount with respect to Receivables purchased by the Servicer.
Collections on a Receivable made during a Collection Period which are not late fees, prepayment charges or certain other similar fees or charges shall be applied first to any outstanding Advances made by the Servicer with respect to such Receivable and then to the scheduled payment.
To the extent necessary to make the required payments on any Payment Date, on or before such Payment Date, the Servicer will instruct the Indenture Trustee to withdraw and deposit (or cause to be withdrawn and deposited) into the Collection Account, the Reserve Fund Draw Amount from the Reserve Fund.
Servicer Advances
The Servicer, at its option, may make Advances in respect of a Collection Period on the related Deposit Date only to the extent that the Servicer, in its sole discretion, determines that such Advance shall be recoverable.  The Servicer, however, shall not be obligated to make Advances.  The Servicer will recover Advances from (i) subsequent payments made by or on behalf of the related obligor, (ii) Net Liquidation Proceeds, Recoveries and payments in respect of Dealer Recourse and (iii) the Purchase Amount or, upon the Servicer’s determination that such Advance is a Nonrecoverable Advance, from Available Collections as described in clause (1) under “Application of Available Funds—Priority of Distributions”.
Servicing Compensation and Expenses
The Servicer will be entitled to receive the Servicing Fee on each Payment Date.  The Servicing Fee, together with any portion of the Servicing Fee that remains unpaid from any prior Payment Date, will be payable on each Payment Date.  The Servicing Fee will be paid only to the extent of the funds deposited into the Collection Account with respect to the Collection Period relating to such Payment Date, plus funds, if any, deposited into the

Collection Account from the Reserve Fund.  The Servicer will also be entitled to retain as a supplemental servicing fee for each Collection Period, any late fees, prepayment fee and other administrative fees and expenses collected during the Collection Period.
The servicing fee and the supplemental servicing fee are intended to compensate the Servicer for performing the functions of a third party servicer of the Receivables as an agent for the Issuer, including collecting and posting all payments, responding to inquiries of obligors on the Receivables, investigating delinquencies, sending payment coupons to obligors, reporting federal income tax information to obligors, paying costs of collections and policing the collateral.  The fees will also compensate the Servicer for administering the Receivables, including making advances, accounting for collections, furnishing monthly and annual statements to the Trustees with respect to distributions and generating federal income tax information for the Issuer.  The fees, if any, also will reimburse the Servicer for certain taxes, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the Receivables.
Statements to Noteholders
On or prior to each Payment Date, the Servicer or Administrator will prepare and provide to the Indenture Trustee and the Owner Trustee a statement to be delivered to the Noteholders on such Payment Date.  Each statement to be delivered to Noteholders will include (to the extent applicable) the following information with respect to that Payment Date or the related Collection Period, as applicable:
(1)	the aggregate principal balance of the Receivables as of the beginning of such Collection Period;
(2)	delinquencies during such Collection Period;
(3)	the amount of the distribution allocable to principal of each class of Notes;
(4)	the amount of the distribution allocable to interest on or with respect to each class of Notes;
(5)	the amount of the distribution allocable to draws from the Reserve Fund;
(6)	the aggregate principal balance of the Receivables as of the close of business on the last day of such Collection Period;
(7)	any overcollateralization amount;
(8)	the aggregate principal balance and the appropriate factor for each class of Notes, after giving effect to all payments reported under clause (3) above on that date;
(9)	the amount of the Servicing Fee paid to the Servicer and the amount of any unpaid Servicing Fee with respect to such Collection Period or Collection Periods, as the case may be;
(10)	the amount of the aggregate losses realized on the Receivables during the Collection Period;
(11)	previously due and unpaid interest payments on each class of Notes, and the change in these amounts from the preceding statement;
(12)	previously due and unpaid principal payments, plus interest accrued on such unpaid principal to the extent permitted by law, if any, on each class of Notes, and the change in these amounts from the preceding statement;
(13)	the aggregate amount to be paid in respect of Receivables, if any, repurchased in respect of the Collection Period;
(14)	the balance of the Reserve Fund on that date, after giving effect to changes on that date; and

(15)	the amount of advances to be made by the Servicer in respect of the Collection Period, if any.
Each amount set forth under clauses (3) and (4) above with respect to the Notes will be expressed as a dollar amount per $1,000 of the initial principal amount of such Notes.
Prior to each Payment Date, the Servicer will provide to the Indenture Trustee and the Owner Trustee a statement setting forth substantially the same information described above that is required to be provided to Noteholders.
Within the prescribed period of time for federal income tax reporting purposes after the end of each calendar year during the term of the Issuer, the Indenture Trustee will mail to each person who at any time during such calendar year was a Noteholder and received any payment with respect to the Issuer a statement containing certain information for the purposes of the Noteholder’s preparation of federal income tax returns.  See “Material Federal Income Tax Consequences”.
[To be added for offerings after December 24, 2016:]
[The first investor report will also include [the percentage of each class of Notes retained by the Depositor on the Closing Date, if that percentage is materially different than ___%] [the fair value of the Certificates as a percentage of the sum of the fair value of the Notes and the Certificates and as a dollar amount as of the Closing Date, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value], as described in “Credit Risk Retention”.]
The Servicer will use the investor report to direct the Indenture Trustee on payments to be made to the Noteholders on each Payment Date.  The Indenture Trustee will have no obligation to verify calculations made by the Servicer.  On each Payment Date, the Indenture Trustee, as paying agent, will forward the investor report to each Noteholder of record or make the investor report available to Noteholders through the Indenture Trustee’s internet website, which is located at [__________].
The Servicer, on behalf of the Issuer, will file a Form 10-D for the Issuer with the SEC within 15 days after each Payment Date which will include the investor report for that Payment Date and the following information, if applicable:
•	a description of the events that triggered a review of the review Receivables by the Asset Representations Reviewer during the prior month,
•	if the Asset Representations Reviewer delivered its review report during the prior month, a summary of the report,
•	if the Asset Representations Reviewer resigned or was removed, replaced or substituted, or if a new Asset Representations Reviewer was appointed during the prior month, the identity and experience of the new Asset Representations Reviewer, the date of the change occurred, the circumstances surrounding the change, and
•	a statement that the Issuer received a request from a Noteholder during the prior month to communicate with other Noteholders, together with the date the request was received, the name of the requesting Noteholder, a statement that the requesting Noteholder is interested in communicating with other Noteholders about the possible exercise of rights under the Transaction Documents and a description of the method which the other Noteholders may contact the requesting Noteholder.
[To be included for offerings after November 22, 2016:]
[The Servicer will also prepare asset-level data about the Receivables for this securitization transaction for the prior month and file it with the SEC on Form ABS-EE at the time of filing the Form 10-D.  The Form ABS-EE, and any information attached as exhibits to the form, will be incorporated by reference into the Form 10-D.  The asset data file will contain detailed information for each Receivable about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status.]
Annual Compliance Reports
The Servicer will prepare or obtain a number of annual reports, statements or certificates for the Issuer.  No later than 90 days after the end of the calendar year, the Servicer will provide to the Depositor, the Owner Trustee, the Indenture Trustee and the Rating Agencies the following:
•	Compliance Certificate: a certificate stating that the Servicer fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the prior year or, if there was a failure to fulfill any obligation in any material respect, stating the nature and status of each failure,
•	Assessment of Compliance: copies of the report by the Servicer on its assessment of compliance with the specified applicable servicing criteria set forth in Item 1122(a) of Regulation AB regarding general servicing, cash collection and administration, investor payments and reporting and pool asset administration during the prior year covering securitization transactions sponsored by MBFS USA auto receivables that were subject to Regulation AB, including disclosure of any material instance of noncompliance identified by that Servicer, and
•	Attestation Report: copies of the report by a registered public accounting firm that attests to, and reports on, the assessment made by the Servicer of compliance with the minimum servicing criteria set forth in the preceding bullet point.
The Servicer will file the compliance certificate, the assessment report and the attestation report with the SEC as exhibits to the Issuer’s annual report on Form 10-K within 90 days after the end of the calendar year.  A copy of these items may be obtained by any Noteholder by request to the Indenture Trustee.
Reports to be Filed with the SEC
The Depositor will, or will cause the Servicer to, file for the Issuer the reports required under the Securities Act and under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.  These reports include but are not limited to:
•	Reports on Form 8-K (Current Report), following the issuance of the Notes, including as exhibits to the Form 8-K the opinions related to the tax consequences and the legality of the Notes being issued that are required to be filed under applicable securities laws;
•	Reports on Form 8-K (Current Report), following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the time-frame specified in Form 8-K for that type of event;
•	Reports on Form 10-D (Asset-Backed Issuer Distribution Report), containing the distribution and pool performance information required on Form 10-D, which are required to be filed 15 days following the related Payment Date; the content of a report on Form 10-D will be substantially similar to the information to be furnished under “—Statements to Noteholders”; and
•	Report on Form 10-K (Annual Report), containing the items specified in Form 10-K with respect to a fiscal year and filing or furnishing, as appropriate, the required exhibits; the annual report will include the Servicer’s report on its assessment of compliance with servicing criteria and the accountants’ attestation report on such assessment described above under “—Annual Compliance Reports” and any other assessments of compliance and accountants’ reports by any other parties performing a servicing function as defined by Regulation AB with respect to the Issuer.
The reports and any information included in a report will neither be examined nor, except to the extent of the accountants’ attestation report referred to above, reported on by an independent public accountant.  The reports filed with the SEC by or on behalf of the Issuer can be accessed on the SEC’s website (www.sec.gov) using the Issuer’s CIK number.
Optional Purchase
In order to avoid excessive administrative expense, the Servicer will be permitted, at its option, to purchase all remaining Receivables from the Issuer on any Payment Date if the Pool Balance as of the close of business on the last day of the related Collection Period is __% or less of the Cutoff Date Pool Balance.  The exercise of the Optional Purchase Right will effect the early retirement of the Notes.
The price to be paid by the Servicer in connection with the exercise of this option will equal the aggregate Purchase Amount of the Receivables; provided, however, that the purchase price paid by the Servicer for the remaining Receivables, together with amounts on deposit in the Reserve Fund and the Collection Account, must equal or exceed the Note Balance as of the purchase date, plus accrued but unpaid interest on each class of Notes at the related Interest Rate through the related Interest Period, plus all amounts due to the Servicer in respect of its servicing compensation, any unreimbursed Advances and all amounts owed to the Trustees.  The Servicer will notify the Trustees, the Depositor and the Rating Agencies of its intent to exercise its Optional Purchase Right not less than 10 days prior to the related Payment Date.  The exercise of the Optional Purchase Right will effect the early retirement of the Notes.  See “—Termination” below.
Certain Matters Regarding the Servicer
The Sale and Servicing Agreement will provide that the Servicer may not resign from its obligations and duties as Servicer thereunder, except upon a determination that the Servicer’s performance of its duties is no longer permissible under applicable law.  No resignation will become effective until the Indenture Trustee or a successor Servicer has assumed the servicing obligations and duties under the Sale and Servicing Agreement.  The Servicer will also have the right to delegate any of its duties under those agreements to a third party without the consent of any Noteholder or the confirmation of any Rating Agency.  The Servicer, however, will remain responsible and liable for its duties under those agreements as if it had made no delegations.
The Sale and Servicing Agreement will further provide that neither the Servicer nor any of its directors, officers, employees and agents will be under any liability to the Issuer or the Noteholders or Certificateholders, if any, for taking any action or for refraining from taking any action under the Sale and Servicing Agreement or for errors in judgment; except that neither the Servicer nor any other person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the Servicer’s duties thereunder or by reason of reckless disregard of its obligations and duties thereunder.  In addition, the Sale and Servicing Agreement will provide that the Servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the Servicer’s servicing responsibilities under the Sale and Servicing Agreement and that, in its opinion, may cause it to incur any expense or liability.  The Servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the Sale and Servicing Agreement, the rights and duties of the parties thereto and the interests of the Noteholders thereunder.  In that event, the Servicer’s legal expenses and costs of the action and any liability resulting therefrom will be expenses, costs, and liabilities of the Issuer and the Servicer will be entitled to be reimbursed therefor.
Under the circumstances specified in the Sale and Servicing Agreement, any entity into which the Servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Servicer is a party, or any entity succeeding to the business of the Servicer, which corporation or other entity in each of the foregoing cases assumes the obligations of the Servicer, will be the successor of the Servicer under the Sale and Servicing Agreement.
Events of Servicing Termination
Events of Servicing Termination under the Sale and Servicing Agreement will consist of:

•	the failure of the Servicer to make any required payment or deposit under the Sale and Servicing Agreement and the continuance of such failure unremedied beyond the earlier of five Business Days following the date that payment or deposit was due or, in the case of a payment or deposit to be made no later than a Payment Date or the related Deposit Date, such Payment Date or Deposit Date, as applicable;
•	the failure of the Servicer to observe or perform in any material respect any other covenant or agreement in the Sale and Servicing Agreement that materially and adversely affects the rights of the Depositor, the Noteholders or, in the event that Certificates are sold to unaffiliated third parties, Certificateholders, and the continuance of such failure unremedied for 60 days after written notice of that failure shall have been given to the Servicer by the Depositor, the Owner Trustee or the Indenture Trustee or to the Servicer by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class or, after the Notes have been paid in full, the Certificateholders;
•	any representation or warranty of the Servicer made in the Sale and Servicing Agreement or in any certificate delivered pursuant thereto or in connection therewith, other than any representation or warranty relating to a Receivable that has been purchased by the Servicer, shall prove to have been incorrect in any material respect as of the time when made and that breach shall continue unremedied for 30 days after written notice of that breach shall have been given to the Servicer by the Depositor, the Owner Trustee or the Indenture Trustee or to the Servicer by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class; and
•	the occurrence of certain Insolvency Events with respect to the Servicer.
Rights Upon Event of Servicing Termination
As long as an Event of Servicing Termination under the Sale and Servicing Agreement shall have occurred and be continuing, the Indenture Trustee or holders of not less than 51% of the aggregate principal account of the Controlling Class and, after the Notes have been paid in full, the Certificateholders, may terminate all the rights and obligations of the Servicer under the Sale and Servicing Agreement, whereupon the Indenture Trustee, Owner Trustee or a successor Servicer appointed by the Indenture Trustee or Owner Trustee will succeed to all the responsibilities, duties and liabilities of the Servicer under the Sale and Servicing Agreement and will be entitled to similar compensation arrangements.
If, however, MBFS USA is the Servicer, a bankruptcy trustee or similar official has been appointed for the Servicer, and no Event of Servicing Termination other than that appointment has occurred and is continuing, the bankruptcy trustee or similar official may have the power to prevent the Indenture Trustee, the Noteholders, the Owner Trustee or the Certificateholders, if any, from effecting a transfer of servicing.  If the Indenture Trustee or, after the Notes have been paid in full, the Owner Trustee, is unwilling or unable to act as successor Servicer, it may appoint, or petition a court of competent jurisdiction to appoint, a successor Servicer with a net worth of not less than $50,000,000 and whose regular business includes the servicing of motor vehicle installment sales contracts and installment loans.  The Indenture Trustee or, after the Notes have been paid in full, the Owner Trustee, may arrange for compensation to be paid to the successor Servicer; provided, however, that the servicing compensation paid to the successor Servicer may not be greater than the servicing compensation paid to the Servicer under the Sale and Servicing Agreement without the prior written consent of the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class of Notes or, after the Notes have been paid in full, the Certificateholders.  The predecessor Servicer will be obligated to pay the costs and expenses associated with the transfer of servicing to the successor Servicer.  Such amounts, if not paid by the predecessor Servicer, will be paid out of collections on the Receivables.  In the event that the Indenture Trustee or Owner Trustee is legally unable to act as Servicer, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor Servicer.  The Indenture Trustee or Owner Trustee may make such arrangements for compensation to be paid to the successor Servicer.

Waiver of Past Events of Servicing Termination
The holders of Notes evidencing not less than 51% of the aggregate principal amount of the Notes may, on behalf of all Noteholders, waive any Event of Servicing Termination and its consequences, except a default in making any required deposits to or payments from the Collection Account, the Note Payment Account or the Reserve Fund in accordance with the Sale and Servicing Agreement.  No waiver of a default by the Servicer in the performance of its obligations under the Sale and Servicing Agreement will impair the rights of the Noteholders with respect to any subsequent or other Event of Servicing Termination.
Amendment
Modification of the Transaction Documents other than the Indenture
The parties to each of the Transaction Documents, other than the Indenture, may amend any of the agreements without the consent of the Noteholders, to cure any ambiguity, to correct or supplement any provision in any Transaction Document that may be inconsistent with any other provision in such Transaction Document or this prospectus, or to add, change or eliminate any other provisions with respect to matters or questions arising under such Transaction Document; provided, however, that no such amendment may materially adversely affect the interests of any Noteholder or, after the Notes have been paid in full, any Certificateholder.  An amendment will be deemed not to materially adversely affect the interests of any Noteholder or Certificateholder if:
•	if the person requesting the amendment obtains and delivers to the Indenture Trustee or, in the case of Certificateholders, the Owner Trustee either an opinion of counsel or an officer’s certificate of the Issuer to that effect; and
•	the Rating Agency Condition is satisfied with respect to the amendment.
Each Transaction Document, other than the Indenture, may also be amended from time to time by the parties thereto, with the consent of the Indenture Trustee and the consent of the holders of Notes evidencing at least 66⅔% of the aggregate principal amount of the Controlling Class or, after the Notes have been paid in full, the Certificateholders, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of such Transaction Document or of modifying in any manner the rights of the Noteholders; provided, however, that no such amendment may:
•	increase or reduce in any manner the amount of, or accelerate or delay the timing of, or change the allocation or priority of, collections of payments on or in respect of the Receivables or distributions that are required to be made for the benefit of the Noteholders, change the interest rate applicable to any class of Notes or the Reserve Fund Required Amount, without the consent of all holders of Notes then outstanding or change the certificate rate applicable to any class of Certificates or, after the Notes have been paid in full, the Reserve Fund Required Amount, without the consent of all holders of Certificates then outstanding; or
•	reduce the percentage of the aggregate principal amount of the Notes of the Controlling Class the consent of the holders of which is required for any amendment to such Transaction Document without the consent of all holders of Notes then outstanding.
No amendment to the Trust Agreement will be permitted unless an opinion of counsel is delivered to the Indenture Trustee to the effect that the amendment will not (1) cause the Issuer to be classified as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, (2) cause the Notes to be characterized other than as indebtedness for U.S. federal income tax purposes and (3) cause the Notes to be deemed to have been exchanged pursuant to Treasury Regulations Section 1.1001-3 (or a successor provision).
Modification of the Indenture

The Issuer, together with the Indenture Trustee, may, without the consent of the Noteholders of the Issuer, but with prior written notice to each Rating Agency, execute a supplemental indenture for the purpose of, among other things:
•	curing any ambiguity, correcting or supplementing any provision of the Indenture which may be inconsistent with any other provision of the Indenture, any other transaction document or of this prospectus; or
•	adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Noteholders;
 provided, however, that no such supplemental indenture may materially adversely affect the interests of any Noteholder.
The Issuer and the Indenture Trustee, may with the consent of the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class of Notes and with prior written notice to each Rating Agency, enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of the Noteholders; provided, however, that no such supplemental indenture may without the consent of all Noteholders, to the extent any such person is materially and adversely affected by such supplemental indenture:
•	change the Final Scheduled Payment Date or the due date of any installment of principal of or interest on any Note or reduce the principal amount, the interest rate or the redemption price with respect to any Note, change the application of collections on or the proceeds of a sale of the property of the Issuer to payment of principal and interest on the Notes or change any place of payment where, or the coin or currency in which, any Note or any interest on any Note is payable;
•	impair the right to institute suit for the enforcement of certain provisions of the Indenture regarding payments;
•	reduce the percentage of the aggregate principal amount of the Notes of the Controlling Class, the consent of the holders of Notes of which is required for any such supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the Indenture or of certain defaults thereunder and their consequences as provided for in the Indenture;
•	modify or alter the provisions of the Indenture regarding the voting of Notes held by the Issuer, any other obligor on the Notes, MBFS USA, the Depositor, the Servicer or any of their respective affiliates or modify or alter the definition of Note Balance or the definition of Controlling Class;
•	reduce the percentage of the Note Balance the consent of the holders of Notes of which is required to direct the Indenture Trustee to sell or liquidate the property of the Issuer after an Event of Default if the proceeds of the sale or liquidation would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding Notes;
•	reduce the percentage of the aggregate principal amount of the Notes of the Controlling Class the consent of the holders of Notes of which is required to amend the sections of the Indenture which specify the applicable percentage of aggregate principal amount of the Notes of the Controlling Class necessary to amend the Indenture or any other documents relating to the Issuer;
•	affect the calculation of the amount of interest or principal payable on any Note on any Payment Date, including the calculation of any of the individual components of such calculation;
•	affect the rights of the Noteholders to the benefit of any provisions for the mandatory redemption of the Notes provided in the Indenture; or

•	permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the collateral for the Notes or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of the Indenture on any such collateral or deprive the holder of any Note of the security afforded by the lien of the Indenture.
A supplemental indenture will be deemed not to materially adversely affect the interests of any Noteholder if:
•	the Rating Agency Condition has been satisfied with respect to the supplemental indenture; and
•	the person requesting the supplemental indenture delivers to the Indenture Trustee either an opinion of counsel or an officer’s certificate of the Issuer, in either case to the effect that such supplemental indenture would not materially and adversely affect the interests of any Noteholder. Any such officer’s certificate would be executed and delivered by the Administrator on behalf of the Issuer.
No supplemental Indenture will be permitted unless an opinion of counsel is delivered to the Indenture Trustee to the effect that the supplemental Indenture will not (1) cause the Issuer to be classified as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, (2) cause the Notes to be characterized other than as indebtedness for U.S. federal income tax purposes and (3) cause the Notes issued by such Issuer to be deemed to have been exchanged pursuant to Treasury Regulations Section 1.1001-3 (or a successor provision).
Termination
With respect to the Issuer, the obligations of the Servicer, MBFS USA, the Depositor and the Trustees under the Transaction Documents will terminate upon the earlier of (1) the maturity or other liquidation of the last Receivable and the disposition of any amounts received upon liquidation of any remaining Receivables, (2) the payment to Noteholders and Certificateholders, if any, of the Issuer of all amounts required to be paid to them under the Transaction Documents and (3) the exercise by the Servicer of its optional right to purchase the Receivables described under “—Optional Purchase” or the occurrence of the event described below.
The Indenture will be discharged with respect to the collateral securing the Notes upon:
•	delivery to the Indenture Trustee for cancellation of all the Notes or, if all Notes not delivered to the Indenture Trustee for cancellation have become due and payable, upon the irrevocable deposit with the Indenture Trustee of funds sufficient for the payment in full of the principal amount of and all accrued but unpaid interest on the Notes when due to the final scheduled Payment Date;
•	payment by the Issuer of all amounts due under the Indenture and the other transaction documents; and
•	delivery to the Indenture Trustee of an officer’s certificate and an opinion of counsel, which may be internal counsel to the Depositor or the Servicer, stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied.
The Indenture Trustee will give written notice of termination to each Noteholder of record.  The final distribution to any Noteholder will be made only upon surrender and cancellation of that holder’s security at any office or agency of the Indenture Trustee specified in the notice of termination.  Any funds remaining in the Issuer will be distributed, subject to applicable law, to the Certificateholders.
Residual Interest; Issuance of Additional Securities
[The Depositor][MBFS USA] initially will hold the Certificates or residual interest in the Issuer and will be entitled to any amounts not needed on any Payment Date to make payments on the Notes, or to make any other required payments or deposits in accordance with the priority of payments described herein.  The Depositor or any affiliate thereof, as the sole Certificateholder, may exchange all or a portion of the Certificates or its residual interest for additional notes or certificates issued by the Issuer only if each of the following conditions is satisfied:
•	either
o	the rights of the holders of such additional securities, when taken as a whole, are no greater than the rights of the holder of the residual interest immediately prior to the issuance of such additional securities, as evidenced by an opinion of counsel delivered to the Trustees, or
o	all holders of the Notes outstanding immediately prior to the exchange unanimously consent to the terms of the exchange;
•	the exchange must not result in the redemption of any security in exchange for assets of the Issuer or any sale or disposition of the assets of the Issuer;
•	the Rating Agencies have provided written confirmation that the issuance of the additional notes or certificates will not adversely affect the ratings of the outstanding Notes; and
•	the Depositor (or such affiliate) delivers an opinion of counsel to the Trustees that the issuance of the additional notes or certificates will not (1) adversely affect in any material respect the interest of any Noteholder, (2) cause any outstanding Note to be deemed sold or exchanged for federal income tax purposes, (3) cause the Issuer to be treated as an association or publicly traded partnership taxable as a corporation for federal income tax purposes or (4) adversely affect the treatment of the outstanding Notes as debt for federal income tax purposes.
The Depositor (or such affiliate) may register the additional notes or certificates and sell them publicly or may sell them in one or more private placements.
The Administration Agreement
MBFS USA will be the Administrator of the Issuer under an Administration Agreement.  The Administrator will provide notices on behalf of the Issuer and perform all administrative obligations of the Issuer under the Transaction Documents.  These obligations include obtaining and preserving the Issuer’s qualification to do business where necessary, notifying the Rating Agencies and the Indenture Trustee of events of default, inspecting the Indenture Trustee’s books and records, monitoring the Issuer’s obligations for the satisfaction and discharge of the Indenture, causing the Servicer to comply with its duties and obligations under the Sale and Servicing Agreement, causing the Indenture Trustee to notify the Noteholders of the redemption of their Notes, preparing and filing the documents necessary to release property from the lien of the Indenture, and delivering any officer’s certificates of the Issuer in connection with supplemental indentures or amendments to the other Transaction Documents.  The Administrator will be entitled to receive a monthly administration fee as compensation for the performance of its obligations under the Administration Agreement, which fee will be paid by the Servicer from the Servicing Fee.
To the extent any notice must be delivered to the Rating Agencies by the Issuer, the Owner Trustee or the Indenture Trustee, under the terms of the Administration Agreement, such notice will be delivered to the Administrator and the Administrator will deliver such notice to the Rating Agencies.
Legal Proceedings
[There are no legal proceedings pending, or to the knowledge of each of the Sponsor, the Depositor, the Issuer, the Indenture Trustee or the Owner Trustee, governmental proceedings contemplated, against such entity or to which any of its properties is subject, that are material to Noteholders and Certificateholders.]  [Describe any legal proceedings against the Sponsor, the Depositor, the Issuer, the Indenture Trustee or the Owner Trustee that are material to Noteholders.]

[For a description of any legal proceedings pending, or governmental proceedings contemplated, against the Owner Trustee or the Indenture Trustee that would be material to Noteholders, see “The Trustees – The Owner Trustee” and “ – The Indenture Trustee”, respectively.]
Material Legal Issues Relating to the Receivables
General
The Receivables are “tangible chattel paper” or “electronic chattel paper”, in each case as defined in the UCC.  Under the UCC, for most purposes, a sale of chattel paper is treated in a manner similar to a transaction creating a security interest in chattel paper.  MBFS USA and the Depositor will cause financing statements to be filed with the appropriate governmental authorities to perfect the interest of the Depositor and the Issuer in the Receivables.  The Servicer will hold the Receivables transferred to the Issuer, either directly or through subservicers, as custodian for the Indenture Trustee or Owner Trustee, as applicable, and the Issuer.  The Depositor will take all action that is required to perfect the rights of the Indenture Trustee or the Owner Trustee, as applicable, and the Issuer in the Receivables.  However, the Receivables will not be stamped, or otherwise marked, to indicate that they have been sold to the Issuer.  If, through inadvertence or otherwise, another party purchases or takes a security interest in the Receivables for new value in the ordinary course of business and takes possession of the Receivables without actual knowledge of the Issuer’s interest, the purchaser or secured party will acquire an interest in the Receivables superior to the interest of the Issuer.  The Depositor and the Servicer will be obligated to take those actions which are necessary to protect and perfect the Issuer’s interest in the Receivables and their proceeds.
Some of the Receivables may be evidenced by electronic installment sales contracts and installment loans, which are classified as “electronic chattel paper” under the UCC.  A security interest in electronic chattel paper is perfected through the secured party maintaining control of the electronic chattel paper.  The Sale and Servicing Agreement will obligate the Servicer to maintain control of any electronic chattel paper evidencing the Issuer’s Receivables.  The Receivables may not include electronic installment sales contracts or installment loans unless the Servicer has licensed the use of a specific software suite and constructed an electronic vaulting system to maintain such contracts and loans in electronic form that is designed to meet all UCC Article 9 and American National Standards Institute standards to permit the perfection of a security interest in Receivables evidenced by electronic installment sales contracts and installment loans and to transfer the security interest in such Receivables to the Issuer.  In the event that the Issuer owns electronic installment sales contracts or loans, another person could acquire an interest in that form of Receivable that is superior to the Issuer’s interest in such a Receivable if the Issuer loses control over the authoritative copy of the related electronic installment sales contract or installment loan and another party purchases that Receivable without knowledge of the Issuer’s security interest.  The Issuer could lose control over an electronic installment sales contract or installment loan if, through fraud, negligence, other misconduct or error, or as a result of a computer virus or a hacker’s actions, a person other than the Issuer were able to modify or duplicate the authoritative copy of that contract or loan.  We cannot assure you that the system will maintain control over the Issuer’s electronic installment sales contracts or installment loans.
The law governing the perfection of a security interest in electronic installment sales contracts by control was relatively recently enacted.  As a result, there is a risk that any systems employed by the Servicer to maintain control of the electronic installment sales contracts and installment loans may not be sufficient as a matter of law to create in favor of the Issuer a perfected security interest in the Receivables evidenced by such contracts and loans.
Security Interests in the Financed Vehicles
Motor vehicle installment sales contracts and installment loans such as the Receivables evidence the credit sale of motor vehicles by dealers to obligors; the contracts and loans also constitute personal property security agreements and include grants of security interests in the related vehicles under the UCC.  Perfection of security interests in motor vehicles is generally governed by state certificate of title statutes or by the motor vehicle registration laws of the state in which each vehicle is located.  In most states, a security interest in a motor vehicle is perfected by notation of the secured party’s lien on the vehicle’s certificate of title.
MBFS USA will be obligated to have taken all actions necessary under the laws of the state in which the Financed Vehicle is located to perfect its security interest in the Financed Vehicle securing the related Receivable purchased by it from a dealer or lender, including, where applicable, by having a notation of its lien recorded on the vehicle’s certificate of title or, if appropriate, by perfecting its security interest in the related Financed Vehicles under the UCC.  Because the Servicer will continue to service the Receivables, the obligors on the Receivables will not be notified of the sales from MBFS USA to the Depositor or from the Depositor to the Issuer, and no action will be taken to record the transfer of the security interest from MBFS USA to the Depositor or from the Depositor to the Issuer by amendment of the certificates of title for the Financed Vehicles or otherwise.
The Receivables Purchase Agreement will provide that MBFS USA will assign to the Depositor its interests in the Financed Vehicles securing the Receivables assigned by MBFS USA to the Depositor.  With respect to the Issuer, the Sale and Servicing Agreement will provide that the Depositor will assign its interests in the Financed Vehicles securing the related Receivables to the Issuer.  However, because of the administrative burden and expense, none of MBFS USA, the Depositor, the Servicer or either Trustee will amend any certificate of title to identify either the Depositor or the Issuer as the new secured party on the certificate of title relating to a Financed Vehicle nor will any entity execute and file any transfer instrument.  In most states, the assignment is an effective conveyance of the security interest without amendment of any lien noted on the related certificates of title and the new secured party succeeds to MBFS USA’s rights as the secured party as against creditors of the obligor.  In some states, in the absence of such endorsement and delivery, the Depositor, the Issuer and the Indenture Trustee may not have a perfected security interest in the Financed Vehicle.  In that event or if MBFS USA did not obtain a perfected first priority security interest in the Financed Vehicle, the only recourse of the Issuer would be against the obligor on an unsecured basis or, if MBFS USA did not obtain a perfected security interest in the Financed Vehicle, against MBFS USA pursuant to its repurchase obligation.  If there are any Financed Vehicles as to which MBFS USA has failed to obtain a perfected first priority security interest, the security interest would be subordinate to, among others, holders of perfected security interests, and subsequent purchasers of the Financed Vehicles would take possession free and clear of that security interest.
In those states in which the assignments under the Receivables Purchase Agreement and the Sale and Servicing Agreement will be effective to convey the security interest of MBFS USA in a Financed Vehicle without amendment of any lien noted on a vehicle’s certificate of title, the Issuer’s security interest could be defeated through fraud or negligence because the Issuer will not be listed as legal owner on the related certificate of title.  Moreover, in other states, in the absence of an amendment and re-registration, a perfected security interest in the Financed Vehicles may not have been effectively conveyed to the Issuer.  In most of those other states, however, in the absence of fraud, forgery or administrative error by state recording officials, the notation of MBFS USA’s lien on the certificate of title will be sufficient to protect the Issuer against the rights of subsequent purchasers of a Financed Vehicle or subsequent creditors who take a security interest in a Financed Vehicle.  To avoid the administrative burden and costs, no action will be taken to record the transfer of the security interest in a Financed Vehicle from MBFS USA to the Depositor or from the Depositor to the Issuer by amendment of the certificate of title for the Financed Vehicle or otherwise.
UCC financing statements with respect to the transfer of MBFS USA’s security interest in the Financed Vehicles to the Depositor and with respect to the transfer of MBFS USA’s security interest in the Financed Vehicles to the Issuer will be filed.  In the Receivables Purchase Agreement, MBFS USA will represent and warrant to the Depositor, who will in turn assign its rights under that agreement to the Issuer under the Sale and Servicing Agreement, that MBFS USA obtained a perfected first priority security interest in each Financed Vehicle prior to its sale and assignment of the related Receivable.  If there are any Financed Vehicles as to which MBFS USA failed to obtain a first priority perfected security interest, its security interest would be subordinate to, among others, subsequent purchasers of that Financed Vehicle or subsequent creditors who take a perfected security interest in that Financed Vehicle.  The failure, however, would constitute a breach of MBFS USA’s representations and warranties under the Receivables Purchase Agreement.  Accordingly, unless the breach was cured, MBFS USA would be required to repurchase the related Receivable from the Issuer.
In most states, a perfected security interest in a vehicle continues for four months after the vehicle is moved to a new state from the one in which it is initially registered and thereafter until the owner re-registers the vehicle in the new state.  A majority of states require surrender of the related certificate of title to re-register a vehicle.  In those states that require a secured party to hold possession of the certificate of title to maintain perfection of the security interest, the secured party would learn of the re-registration through the request from the obligor under the related installment sales contract or installment loan to surrender possession of the certificate of title.  In the case of vehicles registered in states providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender from the state of re-registration if the security interest is noted on the certificate of title.  Thus, the secured party would have the opportunity to re-perfect its security interest in the vehicles in the state of relocation.  However, these procedural safeguards will not protect the secured party if, through fraud, forgery or administrative error, the obligor procures a new certificate of title that does not list the secured party’s lien.  Additionally, in states that do not require a certificate of title for registration of a vehicle, re-registration could defeat perfection.  In the ordinary course of servicing the Receivables, the Servicer will take steps to effect re-perfection upon receipt of notice of re-registration or information from the obligor as to relocation.  Similarly, when an obligor sells a Financed Vehicle, the Servicer must surrender possession of the certificate of title or will receive notice as a result of its lien and accordingly will have an opportunity to require satisfaction of the related Receivable before release of the lien.  Under the Sale and Servicing Agreement, the Servicer will be obligated to take appropriate steps, at its own expense, to maintain perfection of the security interests in the Financed Vehicles.
Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the Servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full.  For example, the State of New York has passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied.  It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without the prior payment in full of the Receivable.
In most states, liens for repairs performed on a motor vehicle and liens for unpaid taxes take priority over a perfected security interest, even a first priority perfected security interest, in the vehicle.  The Internal Revenue Code also grants priority to certain federal tax liens over a perfected security interest in a motor vehicle.  The laws of certain states and federal law permit the confiscation of motor vehicles by governmental authorities under certain circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle.  MBFS USA will represent and warrant to the Depositor in the Receivables Purchase Agreement, and the Depositor will in turn assign its rights under the Receivables Purchase Agreement to the Issuer in the Sale and Servicing Agreement that, as of the related Closing Date, it has no knowledge of any liens or claims that have been filed, including liens for work, labor, materials or unpaid taxes, relating to a Financed Vehicle that are prior to, or equal or coordinate with, MBFS USA’s security interest in such Financed Vehicle created by the related Receivable.  If this representation and warranty is breached and not cured with respect to a Financed Vehicle, MBFS USA will be required to repurchase the related Receivable from the Issuer.  However, a prior or equal lien for repairs or taxes could arise at any time during the term of a Receivable.  No notice will be given to the Trustees or the Noteholders in the event such a lien or confiscation arises, and any prior or equal lien arising after the Closing Date for the Issuer would not give rise to a repurchase obligation.
Enforcement of Security Interests in Financed Vehicles
The Servicer on behalf of the Issuer may take action to enforce its security interest by repossession and resale of the Financed Vehicles securing the Issuer’s Receivables.  The actual repossession may be contracted out to third party contractors.  Under the UCC and laws applicable in most states, a creditor can repossess a motor vehicle securing a loan or contract by voluntary surrender, “self-help” repossession that is “peaceful” or, in the absence of voluntary surrender and the ability to repossess without breach of the peace, by judicial process.  Following a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which to cure the default prior to repossession.  Generally, this right of cure may only be exercised on a limited number of occasions during the term of the related contract or loan.  In addition, the UCC and other state laws require the secured party to provide the obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held.  The obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation, accrued interest plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees or in some states, by payment of delinquent installments or the unpaid balance.

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness.  While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments.  In addition to the notice requirement, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable”.  Generally, courts have held that when a sale is not “commercially reasonable”, the secured party loses its right to a deficiency judgment.  In addition, the UCC permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the UCC.  Also, prior to a sale, the UCC permits the debtor or other interested person to prohibit the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the UCC.  However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession.  Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount or be uncollectible.
Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds.  In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no lienholder exists, the UCC requires the creditor to remit the surplus to the obligor.
Certain Bankruptcy Considerations and Matters Relating to Bankruptcy
MBFS USA and the Depositor each intend, and MBFS USA will represent and warrant to the Depositor in the Receivables Purchase Agreement, that the transfer of Receivables from MBFS USA to the Depositor constitutes a sale of the Receivables rather than a pledge of the Receivables to secure indebtedness of MBFS USA.  MBFS USA and the Depositor will take steps in structuring the transactions contemplated hereby (i) so that the transfer of the Receivables from MBFS USA to the Depositor and from the Depositor to the Issuer constitutes a sale, rather than a pledge of the Receivables to secure indebtedness of MBFS USA or the Depositor, as the case may be, and (ii) to reduce the risk that a bankruptcy filing with respect to MBFS USA would adversely affect the Notes or that the Depositor would become a debtor in a voluntary or involuntary bankruptcy case, although there can be no assurance that payments on the Notes will not be delayed or reduced as a result of a bankruptcy proceeding.  These steps include:
•	a reasoned opinion of counsel on the Closing Date delivered to the Depositor, stating that, subject to various assumptions and qualification, in the event of a bankruptcy filing with respect to MBFS USA, the assets and liabilities of the Depositor should not properly be substantively consolidated with the assets and liabilities of MBFS USA; and
•	specific provisions on the limited liability company agreement of the Depositor restricting the activities of the Depositor and requiring the Depositor to follow specific operating procedures designed to support its treatment as an entity separate from MBFS USA.
However, if MBFS USA or the Depositor were to become a debtor under the Bankruptcy Code or similar insolvency laws, it is possible that a creditor or trustee in bankruptcy of MBFS USA or the Depositor, as the case may be, as debtor-in-possession, may argue that the sale of the Receivables by MBFS USA or the Depositor, as the case may be, was a pledge of the Receivables rather than a sale.  This position, if presented to or accepted by a court, could result in a delay in or reduction of distributions to the Noteholders or Certificateholders, if any.  In addition, if a transfer of Receivables from MBFS USA to the Depositor is treated as a pledge rather than a sale, a tax or government lien on the property of MBFS USA arising before the transfer of a Receivable to the Depositor may have priority over the Depositor’s interest in that Receivable.
The Dodd-Frank Act
Orderly Liquidation Authority.  The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” established the Orderly Liquidation Authority, or “OLA,” under which the Federal Deposit Insurance Corporation, or “FDIC,” is authorized to act as receiver of certain financial companies and their subsidiaries.  OLA differs from the Bankruptcy Code in several respects.  In addition, because the legislation remains subject to additional clarification through further FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including MBFS USA, the Depositor or a particular Issuer, or any of their respective creditors.
Potential Applicability to MBFS USA, the Depositor and the Issuer.  There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code.  For a financial company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would avoid or mitigate these adverse effects.
FDIC’s Avoidance Power Under OLA.  The provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code.  If MBFS USA were to become subject to OLA, there is an interpretation under OLA that previous pledges of the Receivables perfected for purposes of state law and the Bankruptcy Code by filing UCC financing statements could nevertheless be avoided as preferential transfers, with the result that the Receivables securing the Notes could be reclaimed by the FDIC and Noteholders may become unsecured.
In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code.  In July 2011, the FDIC adopted a final regulation which, among other things, codified the advisory opinion.  Based on the regulation, a transfer of Receivables by MBFS USA to the Depositor that has been perfected by the filing of a UCC financing statement should not be avoidable by the FDIC as a preference under OLA.
FDIC’s Repudiation Power Under OLA.  If the FDIC were appointed receiver of a company under OLA, the FDIC would have the power to repudiate any contract to which the company was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company’s affairs.
In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming in his opinion:
•	that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law, or changes the enforceability of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as the Depositor and the Issuer; and
•	that, until the FDIC adopts a regulation addressing the application of the FDIC’s powers of repudiation under OLA, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by that company prior to the end of the applicable transition period of any such future regulation, provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that company under the Bankruptcy Code.
MBFS USA and the Depositor each intend, and MBFS USA will represent and warrant to the Depositor in the Receivables Purchase Agreement, that each transfer of Receivables from MBFS USA to the Depositor constitutes a sale of the Receivables rather than a pledge of the Receivables to secure indebtedness of MBFS USA.  If the transfers are so treated as sales, based on the advisory opinion and other applicable law, MBFS USA believes that the FDIC would not be able to recover the Receivables transferred under the Receivables Purchase Agreement using its repudiation power.  However, if a transfer were not respected as a legal true sale, then the Depositor under the Receivables Purchase Agreement would be treated as having made a loan to MBFS USA, and the Issuer under the Sale and Servicing Agreement would be treated as having made a loan to the Depositor secured by the transferred Receivables.  The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders.  In addition, the ability of a secured creditor to realize upon collateral for a secured loan is subject to a 90-day stay and other limitations which could result in payments on the Notes being reduced, delayed or otherwise negatively impacted.
The advisory opinion does not bind the FDIC, and could be modified or withdrawn in the future, and there can be no assurance that future regulations or subsequent FDIC actions in an OLA proceeding involving MBFS USA, the Depositor or the Issuer would not be contrary to this opinion.
Regardless of whether the transfers under the Receivables Purchase Agreement and the Sale and Servicing Agreement are respected as legal true sales, as receiver for MBFS USA, the Depositor or the Issuer the FDIC could, among other things:
•	require the Issuer, as assignee of MBFS USA and the Depositor, to go through an administrative claims procedure to establish its rights to payments collected on the Receivables;
•	if the Issuer were a covered subsidiary, require the Indenture Trustee to go through an administrative claims procedure to establish its rights to payment on the Notes;
•	request a stay of legal proceedings to liquidate claims or otherwise enforce contractual and legal remedies against MBFS USA or a covered subsidiary (including the Issuer);
•	if the Issuer were a covered subsidiary, assert that the Indenture Trustee was subject to a 90 day stay on its ability to liquidate claims or otherwise enforce contractual and legal remedies against the Issuer;
•	repudiate MBFS USA’s ongoing servicing obligations under a servicing agreement such as its duty to collect and remit payments or otherwise service the Receivables; or
•	prior to any such repudiation of the Sale and Servicing Agreement, prevent any of the Indenture Trustee or the Noteholders from appointing a successor Servicer.
If the FDIC, as receiver for MBFS USA, the Depositor or the Issuer, were to take any of the actions described above, payments and/or distributions of principal and interest on the Notes issued by the Issuer would be delayed and may be reduced.
Consumer Protection Laws
Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon creditors and servicers involved in consumer finance.  These laws include the Truth-in-Lending Act, the Rees-Levering Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Billing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the CFPB’s Regulations B and Z, the Servicemembers Civil Relief Act, the California Military Families Financial Relief Act, state adaptations of the National Consumer Act and of the Uniform Consumer Credit Code and state motor vehicle installment sale acts, retail installment sales acts and other similar laws.  Also, the laws of certain states impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law.  These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions.  In some cases, this liability could affect the ability of an assignee such as the Indenture Trustee to enforce consumer finance contracts such as the Receivables.
The Consumer Financial Protection Act of 2010, enacted as part of the Dodd-Frank Act, created the Consumer Financial Protection Bureau, a federal agency that is responsible for administering and enforcing the laws and regulations applicable to consumer financial products and services.  The CFPB is intended to exercise meaningful oversight of all providers of consumer financial products in order to police compliance with substantive consumer protection requirements and to promote transparency for consumers to understand the price and the risk of products in order that they may make direct comparisons from one product to another.  The CFPB has succeeded to some consumer protection functions of other regulatory agencies such as the Federal Trade Commission and has supervisory and limited examination authority over certain depository institutions and other financial institutions.

In 2015, the CFPB enacted rules that expand the scope of the CFPB’s supervisory and examination authority to include larger participants in the auto lending and leasing markets.  The rule became effective on August 31, 2015.  MBFS USA is considered such a larger participant and therefore has become subject to the supervisory and examination authority of the CFPB.  The CFPB has stated that it will seek to oversee compliance by such participants with federal consumer financial laws, including the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Consumer Leasing Act, and the Dodd-Frank Acts prohibition on unfair, deceptive, or abusive acts or practices.  Its examinations of such participants will focus, among other things, on whether participants are fairly marketing and disclosing finance terms, providing accurate information to credit bureaus, treating customers fairly when collecting debts and lending fairly.
On March 21, 2013, the CFPB issued an interpretive guidance addressing compliance of indirect auto lenders (such as MBFS USA) with the Equal Credit Opportunity Act.  The guidance specifically addresses indirect auto lenders’ policies of permitting dealers to increase consumer interest rates and then compensating dealers with a share of the increased interest revenues.  In CFPB’s view, the incentives these policies provide, and the discretion they permit, create a significant risk that these policies may result in pricing disparities on the basis of race, national origin, and potentially other prohibited bases, which may under certain circumstances subject an indirect auto lender to liability under the Equal Credit Opportunity Act and Regulation B.  Accordingly, the CFPB advised in its guidance that indirect auto lenders should take appropriate steps to ensure compliance with the Equal Credit Opportunity Act and Regulation B, such as imposing controls on dealer markup and compensation policies, monitoring and addressing the effects of those policies as described in the guidance, so as to address unexplained pricing disparities on prohibited bases; or  eliminating dealer discretion to mark up buy rates and fairly compensating dealers using another mechanism.
The so-called “Holder-in-Due-Course Rule” of the Federal Trade Commission has the effect of subjecting a seller, and certain related lenders and their assignees, in a consumer credit transaction to all claims and defenses which the obligor in the transaction could assert against the seller of the goods.  Liability under the Holder-in-Due-Course Rule is limited to the amounts paid by the obligor under the contract or loan, and the holder of the contract or loan may also be unable to collect any balance remaining due thereunder from the obligor.  The Holder-in-Due-Course Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in certain states.
Most of the Receivables will be subject to the requirements of the Holder-in-Due-Course Rule.  Accordingly, the Issuer, as holder of the Receivables, will be subject to any claims or defenses that the purchaser of a Financed Vehicle may assert against the seller of the Financed Vehicle.  Such claims are limited to a maximum liability equal to the amounts paid by the obligor on the Receivable.
If an obligor were successful in asserting any such claim or defense as described in the two immediately preceding paragraphs, such claim or defense would constitute a breach of a representation and warranty under the Receivables Purchase Agreement and the Sale and Servicing Agreement, and would create an obligation of MBFS USA to repurchase the Receivable unless the breach were cured.
Courts have applied general equitable principles to secured parties pursuing repossession or litigation involving deficiency balances.  These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.
In several cases, consumers have asserted that the self-help remedies of secured parties under the UCC and related laws violate the due process protection of the Fourteenth Amendment to the Constitution of the United States.  Courts have generally either upheld the notice provisions of the UCC and related laws as reasonable or have found that the creditor’s repossession and resale do not involve sufficient state action to afford constitutional protection to consumers.
Under the Receivables Purchase Agreement, MBFS USA will warrant to the Depositor, who will in turn assign its rights under the Receivables Purchase Agreement to the Issuer under the Sale and Servicing Agreement, that each Receivable complies with all requirements of law in all material respects.  Accordingly, if an obligor has a claim against the Issuer for violation of any law and that claim materially and adversely affects the Issuer’s interest in a Receivable, the violation would constitute a breach of the warranties of MBFS USA under the Receivables

Purchase Agreement and would create an obligation of MBFS USA to repurchase the Receivable unless the breach is cured.
Other Matters
In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a creditor to realize upon collateral or enforce a deficiency judgment.  For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing a motor vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the motor vehicle at the time of bankruptcy, as determined by the court, leaving the party providing financing as a general unsecured creditor for the remainder of the indebtedness.  A bankruptcy court may also reduce the monthly payments due under the related contract or loan or change the rate of interest and time of repayment of the indebtedness.
Under the terms of the Servicemembers Civil Relief Act, an obligor who enters the military service after the origination of that obligor’s Receivable (including an obligor who is a member of the National Guard or is in reserve status at the time of the origination of the obligor’s Receivable and is later called to active duty) (i) is entitled to have the interest rate reduced and capped at 6% per annum for the duration of the military service, (ii) may be entitled to a stay of proceedings on foreclosures and similar actions and (iii) may have the maturity of the Receivable extended, or the payments lowered and the payment schedule adjusted.  In addition, pursuant to California law, under certain circumstances California residents called into active duty with the National Guard or the reserves can defer payments on motor vehicle installment sales contracts and installment loans, including the Receivables, as well as have the maturity date of the financial obligation extended a number of months equal to the monthly payment deferral.  Application of either of the two foregoing acts or similar acts under state law would adversely affect, for an indeterminate period of time, the ability of the Servicer to foreclose on an affected Receivable during the obligor’s period of active duty status.  Thus, if that Receivable goes into default, there may be delays and losses occasioned by the inability to exercise the Issuer’s rights with respect to the Receivable and the related Financed Vehicle in a timely fashion.
Furthermore, Subtitle F of Section 670 of the John Warner National Defense Authorization Act for Fiscal 2007 (codified at 10 U.S.C. § 49), subject to certain exemptions for the financing of the purchase of vehicles, (i) places a cap on annual interest rates of 36% on loans made to U.S. military personnel, (ii) creates restrictive conditions under which a member of the U.S. military or such person’s dependents may be extended credit and (iii) prohibits restrictions on prepaying loans made to members of the U.S. military.
Material Federal Income Tax Consequences
The following is a summary of material federal income tax consequences of the purchase, ownership and disposition of Notes to investors who purchase Notes in an initial distribution and who hold the Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code.  The summary does not purport to deal with all federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules.  For example, it does not discuss the tax treatment of Noteholders that are insurance companies, regulated investment companies, dealers in securities, holders that hold the Notes as part of a hedge, straddle, “synthetic security” or other integrated transaction for United States federal income tax purposes and holders whose functional currency is not the United States dollar.
The following summary is based upon current provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder and judicial or ruling authority, all of which are subject to change, which change may be retroactive.  The Issuer will be provided with an opinion of Sidley Austin llp, as federal tax counsel to the Issuer, regarding certain federal income tax matters discussed below.  A legal opinion, however, is not binding on the IRS or the courts.  No ruling on any of the issues discussed below will be sought from the IRS.  Moreover, there are no cases or IRS rulings on similar transactions involving interests issued by an issuer with terms similar to those of the Notes and the Certificates, if any.  As a result, the IRS may disagree with all or a part of the discussion below.  We suggest that prospective investors consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the Notes.

Unless otherwise specified, the following summary relates only to holders of Notes that are United States Persons.  If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Notes or Certificates, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership.  A holder of Notes that is a partnership and partners in such partnership are encouraged to consult their tax advisors about the United States federal income tax consequences of holding and disposing of Notes, as the case may be.
Sidley Austin llp, as federal tax counsel to the Issuer, is of the opinion that:
•	Assuming compliance with all of the provisions of the applicable Transaction Documents, for federal income tax purposes:
(1)	the Notes will be characterized as debt; and
(2)	the Issuer will not be characterized as an association, or a publicly traded partnership, taxable as a corporation.
•	Therefore the Issuer will not be subject to an entity level tax for federal income tax purposes.
Each opinion is an expression of an opinion only, is not a guarantee of results and is not binding on the IRS or any third party.
Tax Characterization of the Issuer
General.  In the opinion of Sidley Austin LLP, federal tax counsel to the Issuer, the Issuer will not be an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes.  Therefore, the Issuer itself will not be subject to tax for federal income tax purposes.  This opinion will be based on the assumption that all relevant parties comply with the terms of the Trust Agreement and related documents and that certain other conditions are met.
If the Issuer were taxable as a corporation for federal income tax purposes, the Issuer would be subject to corporate income tax on its taxable income.  The Issuer’s taxable income would include all its income on the Receivables and may possibly be reduced by its interest expense on the Notes.  Any corporate income tax could materially reduce cash available to make payments on the Notes.
Tax Consequences to Holders of the Notes
Treatment of the Notes as Indebtedness.  The Depositor will agree, and the Noteholders and beneficial owners of Notes will agree by their purchase of Notes or beneficial interests therein, as the case may be, to treat the Notes as debt for federal income tax purposes.  In the opinion of Sidley Austin llp, the Notes will be classified as debt for federal income tax purposes.  The discussion below assumes that this characterization is correct.
Original Issue Discount, etc.  The discussion below assumes that any original issue discount on the Notes (i.e., any excess of the principal amount of the Notes over their issue price) is less than a de minimis amount (i.e., 1/4% of their principal amount multiplied by their weighted average maturities included in their term) and that the Noteholder does not make an election to accrue all income from the Notes, all within the meaning of the original issue discount regulations.  The determination of full years to maturity and the accrual of original issue discount, if any, should be made using a reasonable prepayment assumption pursuant to Section 1272(a)(6) of the Internal Revenue Code.  To date, the IRS has not issued any guidance under Section 1272(a)(6) of the Internal Revenue Code.  We suggest that you consult your tax advisor as to the operation of these rules.
Interest Income on the Notes.  Based on the foregoing assumptions, the Notes will not be considered to have been issued with original issue discount.  The stated interest thereon will be taxable to a Noteholder as ordinary interest income when received or accrued in accordance with the Noteholder’s method of tax accounting.  Under the original issue discount regulations, a holder of a Note issued with a de minimis amount of original issue discount must include any original issue discount in income, as capital gain, on a pro rata basis, as principal payments are made on the Note.  A subsequent purchaser who buys a Note for more or less than its principal amount will generally be subject, respectively, to the premium amortization or market discount rules of the Internal Revenue Code.
A holder of a Note having a fixed maturity of one year or less, known as a “Short-Term Note”, may be subject to special rules.  An accrual basis holder of a Short-Term Note, and certain cash method holders, including regulated investment companies, as set forth in Section 1281 of the Internal Revenue Code, generally would be required to report interest income as interest accrues on a straight-line basis over the term of each interest period.  Other cash basis holders of a Short-Term Note would, in general, be required to report interest income as interest is paid, or, if earlier, upon the taxable disposition of the Short-Term Note.  However, a cash basis holder of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short-Term Note until the taxable disposition of the Short-Term Note.  A cash basis taxpayer may elect under Section 1282 of the Internal Revenue Code to accrue interest income on all non-government debt obligations with a term of one year or less, in which case the taxpayer would include interest on the Short-Term Note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence.  Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.
Sale or Other Disposition.  If a Noteholder sells a Note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the Note.  The adjusted tax basis of a Note to a particular Noteholder will equal the holder’s cost for the Note, increased by any market discount and original issue discount previously included by the Noteholder in income with respect to the Note and decreased by the amount of bond premium, if any, previously amortized and by the amount of principal payments previously received by the Noteholder with respect to the Note.  Any gain or loss will be capital gain or loss if the Note was held as a capital asset, excluding accrued interest and accrued market discount not previously included in income.  Any capital gain recognized upon a sale, exchange or other disposition of a Note will be long-term capital gain if the seller’s holding period is more than one year and will be short-term capital gain if the seller’s holding period is one year or less.  The deductibility of capital losses is subject to certain limitations.  We suggest that prospective investors consult with their own tax advisors concerning the United States federal tax consequences of the sale, exchange or other disposition of a Note.
Tax on Investment Income.  The Internal Revenue Code imposes a 3.8% tax on the net investment income (which includes net capital gains) of certain individuals, trusts and estates.
Medicare Tax.  A 3.8% tax is imposed on the net investment income (which includes interest and net capital gains from the sale of certain debt instruments) of certain individuals, trusts and estates.  We suggest that prospective investors consult with their own tax advisors concerning the Medicare tax.
Foreign Holders.  Interest payments made, or accrued, to a Noteholder who is a Foreign Person for federal income tax purposes generally will be considered “portfolio interest”, and generally will not be subject to United States federal income tax or withholding if the interest is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person and the Foreign Person (1) is not actually or constructively a “10 percent shareholder” of the Issuer or the Depositor (including a holder of 10% of the outstanding Certificates, if any), a “controlled foreign corporation” with respect to which the Issuer or the Depositor is a “related person” within the meaning of the Internal Revenue Code or a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business and (2) provides the Indenture Trustee or other person who is otherwise required to withhold United States tax with respect to the Notes with an appropriate statement, on IRS Form W-8BEN or IRS Form W-8BEN-E, depending on the Noteholder’s status, signed under penalty of perjury, certifying that the beneficial owner of the Note is a Foreign Person and providing the Foreign Person’s name and address.  In the case of a Foreign Person that is an individual or a corporation (or an entity treated as such for federal income tax purposes), if a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by a copy of the IRS Form W-8BEN or IRS Form W-8BEN-E, depending on the Noteholder’s status, provided by the Foreign Person that owns the Note.  If such interest is not portfolio interest, then it will be subject to 30% withholding unless the Foreign Person provides a properly executed

(1) IRS Form W-8BEN or IRS Form W-8BEN-E, depending on the Noteholder’s status, claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI stating that interest paid is not subject to withholding because it is effectively connected with the Foreign Person’s conduct of a trade or business in the United States.  If the interest is effectively connected income, the Foreign Person, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on that interest at graduated rates in the same manner as United States Persons.  In addition, if the Foreign Person is a foreign corporation, it is subject to a branch profits tax equal to 30 percent of its “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or an exemption under an applicable tax treaty.  A Foreign Person other than an individual or corporation (or an entity treated as such for federal income tax purposes) holding the Notes on its own behalf may have substantially increased reporting requirements.  In particular, in case of Notes held by a foreign partnership or foreign trust, the partners or beneficiaries, as the case may be, may be required to provide certain additional information.
Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a Note by a Foreign Person will be exempt from United States federal income and withholding tax, provided that (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Person and (ii) in the case of an individual Foreign Person, the Foreign Person is not present in the United States for 183 days or more in the taxable year and does not otherwise have a “tax home” within the United States.
FATCA.  Under Sections 1471 through 1474 of the Internal Revenue Code and the Treasury regulations promulgated thereunder (commonly referred to as “FATCA”), foreign financial institutions may be required to enter into agreements with the IRS pursuant to which such foreign financial institutions must gather and report certain information relating to their U.S. account holders and investors to the IRS and withhold U.S. tax from certain payments made by it.  Foreign financial institutions that fail to comply with the FATCA requirements will be subject to a 30% withholding tax on U.S. source payments, including interest and original issue discount, and on gross proceeds from the sale of any equity or debt instruments of U.S. issuers.  Non-financial foreign entities may also be required to provide a certification as to their U.S. owners in order to avoid FATCA withholding.  The FATCA withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain) and regardless of whether the foreign financial institution is the beneficial owner of such payment.  The FATCA provisions also impose new information reporting requirements and increase related penalties for U.S. persons.  Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA.  While the existence of such agreements will not eliminate the risk that Notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding Notes through financial institutions in) those countries.
The FATCA withholding tax currently applies to payments of U.S. source income.  The IRS has issued regulations stating that the FATCA withholding tax will not be imposed with respect to gross proceeds from a disposition of equity or debt instruments of U.S. issuers with respect to payments made prior to January 1, 2019.  In addition, the regulations provide that the FATCA withholding tax will not apply to payments on, and gross proceeds from the disposition of, obligations issued prior to July 1, 2014.
The IRS has issued regulations that the FATCA withholding tax on gross proceeds from a disposition of equity or debt instruments of U.S. issuers will not be imposed with respect to payments made prior to January 1, 2019.
Prospective investors are urged to consult their own tax advisors regarding the potential application of the FATCA provisions to an investment in the Notes.
Backup Withholding.  Each holder of a Note, other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident, will be required to provide, under penalty of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding.  Should a nonexempt Noteholder fail to provide the required certification, the

Issuer will be required to backup withhold a certain portion of the amount otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s federal income tax liability.
Possible Alternative Treatments of the Notes.  If, contrary to the opinion of Sidley Austin LLP, the IRS successfully asserted that one or more of the Notes did not represent debt for federal income tax purposes, the Notes might be treated as equity interests in the Issuer.  If the Notes (whether some or all the classes of Notes) were treated as equity interests in a partnership, the Issuer would be treated as a “publicly traded partnership” if the Notes are considered listed on an exchange or traded on a secondary market or the substantive equivalent thereof.  No effort will be made to monitor the Notes, and they may very well be so treated if considered equity.  A publicly traded partnership is taxed in the same manner as a corporation unless at least 90% of its gross income consists of specified types of “qualifying income”.  The Issuer is not expected to qualify for the “qualifying income” exception.
If the Issuer were treated as a publicly traded partnership taxable as a corporation, the Issuer would be subject to United States federal income taxes (and state and local taxes) at corporate tax rates on its net income.  Distributions on the Notes might not be deductible in computing the Issuer’s taxable income, and distributions to the Noteholders would probably be treated as dividends to the extent paid out of after-tax earnings.  Such an entity-level tax could result in reduced distributions to Noteholders, or the Noteholders could be liable for a share of such tax.  In addition, payments on recharacterized Notes to Foreign Persons could be subject to withholding tax regardless of whether the Issuer is taxed as a corporation or a partnership.
Alternatively, if the Issuer were treated as a partnership other than a publicly traded partnership taxable as a corporation, the Issuer itself would not be subject to federal income tax, but Noteholders that were determined to be equity interests may have adverse federal income tax consequences.  For example, tax-exempt holders, including pension plans could recognize “unrelated business taxable income”, Foreign Persons would be subject to federal income tax (and could also be subject to the branch profits tax) and tax filing requirements, individuals may be required to recognize additional income and corresponding non-deductible expenses, and all Noteholders treated as equity holders may have adverse timing and character consequences.
Because the Issuer will treat the Notes as indebtedness for federal income tax purposes, it will not comply with the tax reporting requirements applicable to the possible alternative characterizations of the Notes discussed above.
Certain State Tax Consequences
Potential Noteholders should consider the state and local income tax consequences of the purchase, ownership and disposition of the Notes.  State and local income tax laws may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state or locality.  Therefore, potential Noteholders should consult their own tax advisors with respect to the various state and local tax consequences of an investment in the Notes.
The federal and state tax discussions set forth above are included for information purposes only and may not be applicable depending upon a Noteholder’s particular tax situation.  We suggest that prospective purchasers consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.
Certain ERISA Considerations
Subject to the following discussion, the Notes may be acquired with the assets of a Plan.  Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit a Plan from engaging in certain transactions involving plan assets with persons that are “parties in interest” under ERISA or a “disqualified person” under the Internal Revenue Code with respect to the Plan.  Certain governmental plans, although not subject to Section 406 of ERISA or Section 4975 of the Internal Revenue Code, may be subject to a Similar Law that imposes similar requirements.  A violation of these “prohibited transaction” rules may generate excise tax and other liabilities under

ERISA and the Internal Revenue Code for these parties in interests or disqualified persons or for the fiduciaries of such Plans.
Certain transactions involving the Issuer might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a Plan that acquired Notes if assets of the Issuer were deemed to be assets of the Plan.  Under the Plan Assets Regulation, the assets of the Issuer would be treated as plan assets of a Plan for the purposes of ERISA and the Internal Revenue Code only if the Plan acquired an “equity interest” in the Issuer and none of the exceptions to plan assets contained in the Plan Assets Regulation were applicable.  An equity interest is defined under the Plan Assets Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.  Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the Notes should be treated as indebtedness of the Issuer without substantial equity features for purposes of the Plan Assets Regulation.  This determination is based upon the traditional debt features of the Notes, including the reasonable expectation of purchasers of Notes that the Notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features.  The debt treatment of the Notes for ERISA purposes could change subsequent to their issuance if the Issuer incurs losses.  In the event of a withdrawal or downgrade to below investment grade of the rating of the Notes or a characterization of the Notes as other than indebtedness under applicable local law, the subsequent acquisition of the Notes or interest therein by a Plan or a governmental plan that is subject to Similar Law is prohibited.
However, without regard to whether the Notes are treated as an equity interest in the Issuer for purposes of the Plan Assets Regulation, the acquisition or holding of Notes by or on behalf of a Plan could be considered to give rise to a prohibited transaction if the Issuer, the Depositor, the Servicer, the Administrator, any underwriter, the Owner Trustee, or the Indenture Trustee is or becomes a party in interest or a disqualified person with respect to such Plan.  Depending on the relevant facts and circumstances, certain prohibited transaction exemptions may apply to the purchase and holding of the Notes by Plans—for example:
•	PTCE 96-23, which exempts certain transactions effected by an “in-house asset manager”;
•	PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;
•	PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;
•	PTCE 90-1, which exempts certain transactions between insurance company pooled separate accounts and parties in interest; and
•	PTCE 84-14, which exempts certain transactions effected by a “qualified professional asset manager”.
In addition, the service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code may apply to the purchase and holding of the Notes by Plans.
There can be no assurance that any of these exemptions will apply with respect to any Plan’s investment in the Notes, or that an exemption, if it did apply, would apply to all prohibited transactions that may occur in connection with the investment.
ERISA also imposes certain duties on persons who are fiduciaries of Plans, including the requirements of investment prudence and diversification, and the requirement that a Plan’s investments be made in accordance with the documents governing the Plan.  Under ERISA, any person who exercises any authority or control respecting the management or disposition of the assets of a Plan is considered to be a fiduciary of the Plan.  Plan fiduciaries must determine whether the acquisition and holding of Notes and the operations of the Issuer would result in prohibited transactions.

A fiduciary of a Plan must determine that the purchase of a Note is consistent with its fiduciary duties under ERISA, will be based on the particular investment needs of the Plan and does not result in a nonexempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code.  Moreover, any person considering an investment in the Notes on behalf of or with assets of a Plan should consult with counsel if the Depositor, MBFS USA, the Servicer, an underwriter, the Indenture Trustee, the Owner Trustee, a provider of credit support or any of their respective affiliates:
•	has investment or administrative discretion with respect to the Plan’s assets;
•	has authority or responsibility to give, or regularly gives, investment advice with respect to the Plan’s assets for a fee and pursuant to an agreement or understanding; or
•	is an employer maintaining or contributing to the Plan.
Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, and certain church plans, as defined in Section 3(33) of ERISA, are not subject to ERISA requirements but may be subject to Similar Laws.  A governmental or church plan which is qualified under Section 401(a) of the Internal Revenue Code and exempt from taxation under Section 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.  A fiduciary of a governmental or church plan considering a purchase of Notes should consult its legal advisors to confirm that the acquisition and holding of the security will not result in a violation of any applicable Similar Law.
A fiduciary of a Plan considering the purchase of Notes should consult its tax and/or legal advisors regarding the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.  Moreover, each Plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, an investment in the Notes is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.
Special Considerations Applicable to Insurance Company General Accounts
The Small Business Job Protection Act of 1996 added Section 401(c) of ERISA relating to the status of the assets of insurance company general accounts under ERISA and Section 4975 of the Internal Revenue Code.  Under Section 401(c), the Department of Labor published general account regulations providing guidance on which assets held by the insurer constitute “plan assets” for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Internal Revenue Code.  The general account regulations do not exempt from treatment as “plan assets” assets in an insurance company’s general account that support insurance policies issued to Plans after December 31, 1998.  The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any Plan invested in a separate account.  Plan investors considering the purchase of Notes on behalf of an insurance company general account should consult their legal advisors regarding the effect of the general account regulations on the purchase.  The general account regulations should not, however, adversely affect the applicability of PTCE 95 60.
By acquiring a Note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan or other employee benefit plan or arrangement, its fiduciary) is deemed to represent and warrant that either (i) it is not acquiring the Note (or interest therein) with the assets of a Plan or other employee benefit plan or arrangement that is subject to Similar Law; or (ii) the acquisition and holding of the Note (or interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of Similar Law.
Neither the Issuer, the Servicer, the Administrator, any underwriter nor any of their respective affiliates, agents or employees will act as a fiduciary to any Plan with respect to the Plan’s decision to invest in the Notes.  Prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Internal Revenue Code or any Similar Law, the effect of the assets of the Issuer being deemed “plan assets” and the applicability of any applicable exemption prior to making an investment in the Notes.  Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the Notes is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.
Ratings
The Sponsor expects that the Notes will receive credit ratings from [two] nationally recognized statistical rating organizations hired by the Sponsor to rate the Notes.  The ratings of the Notes will be based primarily upon the value of the Receivables and the Reserve Fund.  There can be no assurance that any such rating will not be lowered or withdrawn by the assigning Rating Agency if, in its judgment, circumstances so warrant.  In the event that a rating with respect to the Notes is qualified, reduced or withdrawn, no person or entity will be obligated to provide any additional credit enhancement with respect to the Notes.
The ratings of the Notes should be evaluated independently from similar ratings on other types of securities.  A rating is not a recommendation to buy, sell or hold the Notes, inasmuch as such a rating does not comment as to market price or suitability for a particular investor.  The ratings of the Notes address the likelihood of the payment of principal of and interest on the Notes pursuant to their terms.
There can be no assurance as to whether any agency other than the assigning Rating Agency will rate the Notes or, if one does, what rating will be assigned by such other rating agency.  A rating on the Notes by another rating agency, if assigned at all, may be lower than the ratings assigned to the Notes by the assigning Rating Agency.
None of the Sponsor, the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee, the Administrator nor any of their respective affiliates will be required to monitor any changes to the ratings on the Notes.
Underwriting
Subject to the terms and conditions set forth in the underwriting agreement, the Depositor has agreed to sell to each of the underwriters named below, for whom __________, __________ and __________, are acting as representatives, and each of those underwriters has severally agreed to purchase, the initial principal amounts of Notes set forth opposite its name below:
Underwriters of the Notes	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2[A] Notes	[Principal Amount of Class A-2B Notes]	Principal Amount of Class A-3 Notes	Principal Amount of Class A-4 Notes	[Principal Amount of Class B Notes]
_____________________	$	$	$	$	$	$
_____________________
_____________________
_____________________
_____________________
Total	$	$	$	$	$	$
The Depositor has been advised by the representatives of the underwriters that the underwriters propose initially to offer the Notes to the public at the applicable prices set forth on the cover page of this prospectus.  After the initial public offering of the Notes, the public offering prices may change.
The underwriting discounts and commissions are set forth on the cover page of this prospectus.  After the initial public offering of the Notes, these discounts and commissions may change.  The selling concessions that the underwriters may allow to certain dealers and the discounts that such dealers may reallow to certain other dealers, expressed as a percentage of the principal amount of each class of Notes shall be as follows:

	Selling Concessions not to exceed	Reallowance not to exceed
Class A‑1 Notes
Class A‑2[A] Notes
[Class A‑2B Notes		]
Class A‑3 Notes
Class A‑4 Notes
[Class B Notes		]

We have agreed to reimburse the underwriters for certain expenses relating to this offering.
The Notes are new issues of Notes and there currently is no secondary market for the Notes.  The underwriters expect to make a secondary market for the Notes, but will not be obligated to do so.  We cannot assure you that a secondary market for the Notes will develop.  If a secondary market for the Notes does develop, it might end at any time or it might not be sufficiently liquid to enable you to resell any of your Notes.
In the ordinary course of business, the underwriters and their affiliates have engaged and may engage in investment banking and commercial banking transactions with MBFS USA, the Servicer, the Depositor and their respective affiliates.  The Indenture Trustee, at the direction of the Servicer may, from time to time, invest the funds in the Collection Account and the Reserve Fund in Eligible Investments acquired from or issued by the underwriters or their affiliates.
MBFS USA and the Depositor have agreed to indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect thereof.
The closing of the sale of each class of Notes is conditioned on the closing of the sale of each other class of Notes.  The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the Notes is subject to, among other things, the receipt of certain legal opinions.
None of MBFS USA, the Depositor, the Issuer, the underwriters nor any other party to the transaction makes any representation or agreement that it is undertaking or will have undertaken to comply with the risk retention requirements of, or take any other action which may be required by investors for the purpose of their compliance with, the CRR, AIFMD or Solvency II.  Investors are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the Notes for investment compliance with the any such law or regulation.
Stabilization Transactions, Short Sales and Penalty Bids
Until the distribution of the Notes being offered pursuant to this prospectus is completed, rules of the SEC may limit the ability of the related underwriters and certain selling group members to bid for and purchase the Notes.  As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the Notes.  Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes.
The underwriters may make short sales in the Notes being sold in connection with an offering (i.e., they sell more Notes than they are required to purchase in the offering).  This type of short sale is commonly referred to as a “naked” short sale because the related underwriters do not have an option to purchase these additional Notes in the offering.  The underwriters must close out any naked short position by purchasing Notes in the open market.  A naked short position is more likely to be created if the related underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  Similar to other purchase transactions, the underwriters’ purchases to cover syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes.

The underwriters may also impose a penalty bid on certain underwriters and selling group members.  This means that if the underwriters purchase Notes in the open market to reduce the underwriters’ short position or to stabilize the price of such Notes, they may reclaim the amount of the selling concession from any underwriter or selling group member who sold those Notes as part of the offering.
In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.  The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discouraged resales of the security.
Neither the Depositor nor any of the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes.  In addition, neither the Depositor nor any of the underwriters will make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
EEA/UK Selling Restrictions
European Economic Area.  This prospectus is not a prospectus for purposes of the Prospectus Directive.  In relation to each Relevant Member State, each underwriter has represented and agreed, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:
•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;
provided that no such offer of Notes shall require the Issuer, the Depositor or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.
United Kingdom.  Each underwriter has represented and agreed that:
•	it has only communicated or caused to be communicated and it will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Depositor; and
•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
[Money Market Investment
On the Closing Date, the Class A-1 Notes will be structured to be eligible securities for purchase by money market funds under paragraph (a)(12) of Rule 2a-7 under the Investment Company Act.  Rule 2a-7 includes additional criteria for investments by money market funds,  including additional requirements relating to portfolio maturity, liquidity and risk diversification.  A money market fund purchasing the Class A-1 Notes should consult its counsel before making a purchase.]
Certain Investment Company Act Considerations
The Issuer is not registered as an “investment company” under the Investment Company Act.  In making this determination, the Issuer is relying on the exemption in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 of the Investment Company Act, although other exclusions or exemptions may also be available to the Issuer.
Certain Legal Investment Considerations
As of the Closing Date, the Issuer is structured so as not to constitute a “covered fund” for purposes of the regulations commonly referred to as the “Volcker Rule,” adopted to implement Section 619 of the Dodd-Frank Wall Street Consumer Protection and Reform Act.
Legal Opinions
Certain legal matters relating to the Notes, including certain federal income tax matters, have been passed upon for the Depositor, the Servicer and the Issuer by the general counsel of the Servicer and Sidley Austin llp, San Francisco, California.  Certain matters of Delaware law will be passed upon for the Depositor by Richards, Layton & Finger, P.A., Wilmington, Delaware.  __________, __________, __________, will act as counsel for the underwriters.

Glossary of Terms
“ABS” means the Absolute Prepayment Model which is used to measure prepayments on Receivables and described under “Weighted Average Lives of the Notes”.
“ABS Tables” means the tables captioned “Percent of Initial Note Principal Amount at Various ABS Percentages”.
“Additional Servicing Fee” means, with respect to any Collection Period, the excess of the servicing fee of any successor Servicer for such Collection Period over the Servicing Fee for such Collection Period.
“Adjusted Pool Balance” means, as of any date, an amount equal to the Pool Balance minus the Yield Supplement Overcollateralization Amount for such date.
“Administration Agreement” means the administration agreement, dated as of __________, 20[__], among the Administrator, the Depositor, the Issuer and the Indenture Trustee, as amended, supplemented or otherwise modified from time to time.
“Administrator” means MBFS USA, as administrator under the Administration Agreement, and its successors in such capacity.
“Advance” means, with respect to a Receivable and any Collection Period, payment by the Servicer of an amount equal to the amount, if any, by which 30 days of interest at a rate equal to the related Contract Rate on the Principal Balance of such Receivable as of the opening of business on the first day of such Collection Period exceeds the amount of interest actually received on such Receivable during such Collection Period.
“AIFMD” means Article 17 of Directive 2011/61/EU or the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers together with Chapter 3, Section 5 of Commission Delegated Regulation (EU) 231/2013 of 19 December 2012 supplementing that Directive.
“Asset Representations Reviewer” means _____________, in its capacity as asset representations reviewer under the Asset Representations Review Agreement.
“Asset Representations Review Agreement” means the asset representations review agreement, dated as of _____________, 20[__], among the Issuer, the Servicer, the Administrator and the Asset Representations Reviewer.
“Available Collections” means, for any Payment Date, the sum of the following amounts with respect to the related Collection Period:
•	all obligor payments relating to interest and principal received by the Servicer with respect to the Receivables during the related Collection Period that were received after the Cutoff Date;
•	all Net Liquidation Proceeds, Insurance Proceeds (with respect to Receivables that are not Defaulted Receivables), Recoveries and Dealer Recourse payments received with respect to the Receivables during the Collection Period;
•	Advances made by the Servicer for the related Collection Period;
•	Net investment earnings on amounts on deposit in the Reserve Fund;
•	in the event that the Servicer is required to deposit collections received on or in respect of the Receivables into the Collection Account on a daily, rather than monthly, basis, net investment earnings on funds on deposit in the Collection Account;

•	the Purchase Amount of each Receivable that became a Purchased Receivable during the Collection Period; and
•	all prepayments received with respect to the Receivables during the Collection Period attributable to any refunded item included in the amount financed of a Receivable, including amounts received as a result of rebates of extended warranty contract costs and proceeds received under physical damage, theft, credit life and credit disability insurance policies;
provided, however, that Available Collections will exclude (1) all payments and proceeds (including Net Liquidation Proceeds and Recoveries) received with respect to any Purchased Receivable the Purchase Amount of which has been included in Available Collections for a prior Collection Period, and (2) payments received on any Receivable to the extent that the Servicer has previously made an unreimbursed Advance with respect to such Receivable and is entitled to reimbursement from such payments.
“Available Funds” means, for any Payment Date, the sum of Available Collections and the Reserve Fund Draw Amount.
“Bankruptcy Code” means Title 11 of the United States Code, as amended.
“Book-Entry Notes” means the Notes, if any, that are held in book-entry form in the United States through DTC and in Europe through Clearstream or Euroclear.
“Business Day” means a day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in the State of New York, the State of Delaware, the State of Michigan and the state in which the executive offices of the Indenture Trustee are located, are authorized by law, regulation or executive order to be closed.
“California Military Families Financial Relief Act” means the California Military Families Financial Relief Act, as amended.
“Certificateholders” means holders of record of the Certificates.
“Certificates” means the asset back certificates issued by the Issuer, which represent the residual interest in the Issuer.
“CFPB” means the Consumer Financial Protection Bureau.
“Class A-1 Notes” ” means the Issuer’s Class A-1 ____% Asset Backed Notes in the aggregate amount set forth on the cover page of this prospectus.
[“Class A-2 Notes” means the Class A-2A Notes and the Class A-2B Notes.]
“Class A-2[A] Notes” means the Issuer’s Class A-2[A] ____% Asset Backed Notes in the aggregate amount set forth on the cover page of this prospectus.
[“Class A-2B Notes” means the Issuer’s Class A-2B ____% Asset Backed Notes in the aggregate amount set forth on the cover page of this prospectus.]
“Class A-3 Notes” means the Issuer’s Class A-3____% Asset Backed Notes in the aggregate amount set forth on the cover page of this prospectus.
“Class A-4 Notes” means the Issuer’s Class A-4 ____% Asset Backed Notes in the aggregate amount set forth on the cover page of this prospectus.

[“Class B Notes” means the Issuer’s Class B ____% Asset Backed Notes in the aggregate amount set forth on the cover page of this prospectus.]
“Clearstream” means Clearstream Banking, a société anonyme and a professional depository under the laws of Luxembourg and its successors.
“Clearstream Customer” means a participating organization of Clearstream.
“Closing Date” means the date on which the Notes are initially issued, which is expected to be on or about __________, 20[__].
“Collection Account” means the account established by the Servicer in the name of the Indenture Trustee pursuant to the Sale and Servicing Agreement for the benefit of the Noteholders into which the Servicer will be required to deposit collections on the Receivables and other amounts.
“Collection Period” means, with respect to any Payment Date, the calendar month preceding the calendar month in which such Payment Date occurs, except that the first Collection Period will be the period from but excluding the Cutoff Date to and including __________, 20[__].
“Contract” means a motor vehicle installment sales contract or installment loan relating to a Financed Vehicle.
“Contract Rate” means, with respect to any Receivable, the annual percentage rate of interest stated in such Receivable.
“Controlling Class” means [the most senior class of Notes as long as any Notes of such class are outstanding, and thereafter, in order of seniority, each other class of Notes, if any, as long as they are outstanding.  After all Notes have been paid, the Certificates, if any, will be the controlling class of Securities of the Issuer] [the Notes outstanding].
“CRR” means Articles 404 – 410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013, known as the Capital Requirements Regulation.
“Cutoff Date” means the close of business on __________, 20[__], the date after which the Issuer will be entitled to collections of principal and interest received on the Receivables.
“Cutoff Date Adjusted Pool Balance” means the Adjusted Pool Balance as of the Cutoff Date.
“Cutoff Date Pool Balance” means the Pool Balance as of the Cutoff Date.
“Dealer” means the dealer of motor vehicles who sold a Financed Vehicle and who originated and assigned the Receivable relating to such Financed Vehicle to MBFS USA under an existing agreement between such dealer and MBFS USA.
“Dealer Recourse” means, with respect to a Receivable, all recourse rights against the Dealer which originated the Receivable, and any successor to such Dealer.
“Defaulted Receivable” means a Receivable as to which any of the following has occurred:
•	any payment, or any part of any payment, due under the Receivable has become 120 days or more delinquent, whether or not the Servicer has repossessed the related Financed Vehicle; or
•	the Servicer has charged off any portion of the Principal Balance of the Receivable or has determined in accordance with its customary practices that the Receivable is uncollectible;

provided, however, that a Receivable will not become a Defaulted Receivable until the last day of the month during which one of these events first occurs; and, provided further, that any Receivable which MBFS USA or the Servicer has repurchased or purchased under the Receivables Purchase Agreement or the Sale and Servicing Agreement, as applicable, will not be deemed to be a Defaulted Receivable.
“Definitive Notes” means any Notes that are issued in fully registered, certificated form to Noteholders or their respective nominees, rather than to DTC or its nominee.
“Deposit Date” means, for each Payment Date, the Business Day preceding such Payment Date.
“Depositor” means Daimler Retail Receivables LLC, a Delaware limited liability company, and its successors in such capacity.
“Depository” means DTC and any successor depository selected by the Indenture Trustee or the Administrator, as applicable.
“Determination Date” means the second Business Day preceding each Payment Date.
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
“DOL” means the United States Department of Labor.
“DTC” means The Depository Trust Company and any successor depository selected by the Indenture Trustee or the Administrator, as applicable.
“Eligible Deposit Account” means either:
•	a segregated account with the corporate trust department of the Indenture Trustee or the corporate trust department of the Owner Trustee; or
•	a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States or any state or incorporated under the laws of a foreign jurisdiction with a branch or agency located in the United States or any one of the states thereof or the District of Columbia qualified to take deposits and subject to supervision and examination by federal or state banking authorities (a) which at all times has a rating acceptable to the Rating Agencies and (b) whose deposits are insured by the FDIC.
“Eligible Investments” means:
•	direct obligations of, and obligations fully guaranteed as to timely payment by, the United States or its agencies;
•	demand deposits, time deposits, certificates of deposit or bankers’ acceptances of certain depository institutions or trust companies having the highest rating from each Rating Agency;
•	commercial paper having, at the time of such investment, a rating in the highest rating category from each Rating Agency;
•	investments in money market funds having the highest rating from at least one Rating Agency and from each Rating Agency that rates such investment;
•	repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States or its agencies, in either case entered into with a depository institution or trust company having the highest rating from each Rating Agency; and

•	any other short-term investment of like character acceptable to each Rating Agency.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Euroclear” means a professional depository operated by Euroclear Bank, S.A./N.V. and its successors.
“Events of Default” under the Indenture will consist of the events specified under “Description of the Notes—Events of Default”.
“Events of Servicing Termination” under the Sale and Servicing Agreement will consist of the events specified under “Description of the Transaction Documents—Events of Servicing Termination”.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FATCA” means the Foreign Account Tax Compliance Act of 2009, as enacted and codified under Sections 1471-74 of the Internal Revenue Code.
“FDIC” means the Federal Deposit Insurance Corporation, and its successors.
“Final Scheduled Payment Date” means, for each class of Notes, the related date set forth under “Description of the Notes—Payments of Principal—Final Scheduled Payment Dates”.
“Financed Vehicles” means the new or pre-owned motor vehicles financed by the Receivables.
“Foreign Person” means a nonresident alien, foreign corporation or other non-United States Person that is not a partnership.
“FSMA” means the Financial Services and Markets Act 2000 of the United Kingdom, as amended.
“Indenture” means the Indenture, dated as of __________, 20[__], between the Issuer and the Indenture Trustee, as amended, restated, supplemented or otherwise modified from time to time.
“Indenture Trustee” means [__________], as indenture trustee under the Indenture, and its successors in such capacity.
“Insolvency Event” means, with respect to any entity, certain events of insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings with respect to such entity and certain actions by such entity indicating its insolvency, reorganization under bankruptcy proceedings or inability to pay its obligations.
“Insurance Proceeds” means proceeds paid by any insurer under a comprehensive and collision or limited dual interest insurance relating to a Receivable, other than funds used for the repair of the related Financed Vehicle or otherwise released to the related obligor in accordance with normal servicing procedures, after reimbursement to the Servicer for expenses recoverable under the related insurance policy.
“Interest Carryover Shortfall Amount” means, with respect to any Payment Date and a class of Notes, the excess, if any, of the Interest Distributable Amount for that class of Notes on the immediately preceding Payment Date over the amount in respect of interest that is actually deposited in the Note Payment Account with respect to that class of Notes on that preceding Payment Date, plus, to the extent permitted by applicable law, interest on the amount of interest due but not paid to holders of that class of Notes on that preceding Payment Date at the applicable Interest Rate.
“Interest Distributable Amount” means, with respect to any Payment Date and a class of Notes, the sum of the Monthly Interest Distributable Amount and the Interest Carryover Shortfall Amount for that class of Notes for that Payment Date.

“Interest Period” means, with respect to any Payment Date and the:
•	Class A‑1 Notes [and the Class A-2B Notes], the period from, and including, the prior Payment Date (or from, and including, the Closing Date with respect to the first Payment Date) to, but excluding, the current Payment Date; and
•	Class A-2[A] Notes, Class A‑3 Notes, Class A‑4 Notes [and the Class B Notes], the period from, and including the __th day of the prior calendar month (or from, and including, the Closing Date with respect to the first Payment Date) to, but excluding, the __th day of the current calendar month (assuming each month has 30 days).
“Interest Rate” means, with respect to any class of Notes, the interest rate for that class set forth under “Description of the Notes—Payments of Interest”.
“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IRS” means the Internal Revenue Service, and its successors.
“Issuer” means Mercedes-Benz Auto Receivables Trust 20[__]-[_], a Delaware statutory trust, and its successors.
“LIBOR” means, for any Interest Period, [the London interbank offered rate for deposits in U.S. dollars having a maturity of one month commencing on the LIBOR Determination Date for such Interest Period which appears on Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on such LIBOR Determination Date; provided, however, that for the first Interest Period, LIBOR shall mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. dollars for a period that corresponds to the actual number of days in the first Interest Period. If the rate used to determine LIBOR does not appear on the Reuters Screen LIBOR01 Page, the rate for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of one month and in a principal balance of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on such LIBOR Determination Date to prime banks in the London interbank market by the Reference Banks.  The Indenture Trustee will request the principal London office of each Reference Bank to provide a quotation of its rate.  If at least two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all such quotations.  If fewer than two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates that one or more leading banks in New York City, selected by the Indenture Trustee (after consultation with the Depositor), are quoting as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date to leading European banks for U.S. dollar deposits for that maturity; provided, that if the banks selected as aforesaid are not quoting as mentioned in this sentence, LIBOR in effect for the applicable Interest Period will be LIBOR in effect for the previous Interest Period].
“LIBOR Determination Date” means, for (i) the initial Interest Period, the second London Business Day prior to the Closing Date and (ii) for any other Interest Period, the second London Business Day prior to the Payment Date on which such Interest Period will commence.
“London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.
“MBFS USA” means Mercedes-Benz Financial Services USA LLC, and its successors.
“Member State” means a country that is a member of the European Economic Area.

“Monthly Interest Distributable Amount” means, with respect to any Payment Date and any class of Notes, the interest due on that class of Notes for the related Interest Period calculated based on the Interest Rate for that Interest Period for that class of Notes and the principal amount of that class of Notes on the preceding Payment Date after giving effect to all payments of principal of that class of Notes on or prior to that Payment Date, or, in the case of the first Payment Date, of the original principal amount of that class of Notes as of the Closing Date.
“Net Liquidation Proceeds” means all amounts received by the Servicer, from whatever source (including Insurance Proceeds), with respect to any Defaulted Receivable during the Collection Period in which such Receivable became a Defaulted Receivable, minus the sum of:
•	expenses incurred by the Servicer in connection with the collection of such Defaulted Receivable and the repossession and disposition of the related Financed Vehicle (to the extent not previously reimbursed to the Servicer); and
•	all payments required by law to be remitted to the obligor.
“Nonrecoverable Advance” means an Advance which the Servicer determines is nonrecoverable from payments made on or in respect of the Receivable as to which such Advance was made.
“Non-United States Person” means a person other than a United States Person.
“Note Balance” means, at any time, the aggregate principal amount of all Notes Outstanding at such time.
“Note Payment Account” means the account established by the Servicer in the name of the Indenture Trustee pursuant to the Sale and Servicing Agreement for the benefit of the Noteholders.
“Note Owners” means the beneficial owners of the Notes.
“Noteholders” means holders of the Notes.
“Notes” means the Class A‑1 Notes, the Class A‑2[A] Notes, [the Class A-2B Notes,] the Class A‑3 Notes, the Class A-4 Notes [and the Class B Notes].
 “OLA” means the Orderly Liquidation Authority.
“Optional Purchase Right” means the Servicer’s right to purchase all remaining Receivables from the Issuer on any Payment Date following the last day of a Collection Period as of which the Pool Balance is equal to or less than __% of the Cutoff Date Pool Balance.
“Outstanding” means, as of any Payment Date, all Notes authenticated and delivered under the Indenture except:
•	Notes canceled by the Note registrar or delivered to the Note registrar for cancellation;
•	Notes or portions of the Notes of the payment for which money in the necessary amount has been deposited with the Indenture Trustee in trust for the Noteholders; provided, however, that if the Notes are to be redeemed, notice of such redemption must have been given pursuant to the Indenture or provision for such notice must have been made in a manner satisfactory to the Indenture Trustee; and
•	Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to the Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Notes are held by a protected purchaser; provided, however, that in determining whether the Noteholders of the requisite principal amount of the Notes Outstanding have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture or under any other transaction document, Notes owned by the Issuer, any other obligor upon the Notes, the Depositor, the Sponsor, the Servicer or any of their respective Affiliates shall be disregarded and deemed not to be Outstanding unless all of the Notes of the related Class or Classes are owned by the Issuer, any other obligor upon the Notes, the Depositor, the Servicer or any of their respective Affiliates.
“Owner Trustee” means [__________], acting not in its individual capacity but solely as owner trustee under the Trust Agreement, and its successors in such capacity.
“Payment Date” means the date on which the Issuer will pay interest and principal on the Notes, which will be the __th day of each month or, if any such day is not a Business Day, the next Business Day, commencing __________, 20[__].
 “Plan” means an employee benefit or other plan or arrangement (including an individual retirement account or Keogh plan) that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code and entities deemed to hold the “plan assets” of the foregoing.
“Plan Assets Regulation” means a regulation issued by the DOL set forth at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.
“Pool Balance” means, as of any date, the aggregate Principal Balance of the Receivables.
“Principal Balance” means, with respect to any Receivable as of any date, the amount financed under such Receivable minus the sum of:
•	that portion of all scheduled payments actually received on or prior to such date allocable to principal using the simple interest method; and
•	any full or partial prepayment applied to reduce the unpaid principal balance of such Receivable;
provided, however, that the Principal Balance of a Defaulted Receivable will be zero as of the last day of the Collection Period during which it became a Defaulted Receivable and the Principal Balance of a Purchased Receivable will be zero as of the last day of the Collection Period during which it became a Purchased Receivable.
“Priority Principal Distributable Amount” means, with respect to any Payment Date, the excess, if any, of the principal amount of the Class A Notes on that Payment Date (before giving effect to any payments made to holders of the Notes on that Payment Date) over the Adjusted Pool Balance as of the last day of the related Collection Period; provided, however, that, on and after the Final Scheduled Payment Date for any class of Class A Notes, the Priority Principal Distributable Amount will not be less than the amount that is necessary to reduce the outstanding principal balance of that class of Class A Notes to zero.
“Prohibited Transactions” means the transactions restricted under the Prohibited Transaction provisions of ERISA and Section 4975 of the Internal Revenue Code.
“Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
“PTCE” means Prohibited Transaction Class Exemption.
“Purchase Amount” means the price at which the Servicer or MBFS USA must purchase a Receivable, which price equals the Principal Balance of such Receivable plus interest accrued but unpaid thereon at the related Contract Rate through the last day of the Collection Period of repurchase.
“Purchased Receivable” means a Receivable repurchased as of the last day of a Collection Period from the Issuer by the Depositor or the Servicer because of a breach of a representation, warranty or servicing covenant under the Receivables Purchase Agreement or the Sale and Servicing Agreement, as applicable.

“Rating Agency” means each of the [two] nationally recognized statistical rating organizations hired by the Sponsor to assign ratings to the Notes.
“Rating Agency Condition” means with respect to any action and each Rating Agency, either (a) written confirmation by that Rating Agency that such action will not cause such Rating Agency to qualify, reduce or withdraw any of its then-current ratings assigned to the Notes (or, if applicable, the Certificates) or (b) that such Rating Agency has been given at least ten days’ prior written notice of such action and such Rating Agency has not  issued any written notice that such action would cause such Rating Agency to qualify, reduce or withdraw any of its then-current ratings assigned to the Notes (or, if applicable, the Certificates).
“Receivables” means the motor vehicle installment sales contracts and installment loans transferred by the Depositor to the Issuer pursuant to the Sale and Servicing Agreement.
“Receivables Purchase Agreement” means the Receivables Purchase Agreement, dated as of __________, 20[__], between MBFS USA and the Depositor, as amended, supplemented or otherwise modified from time to time.
“Record Date” means the Business Day immediately preceding each Payment Date or, if Definitive Notes are issued, the last day of the preceding Collection Period.
“Recoveries” means, with respect to any Collection Period following the Collection Period in which a Receivable became a Defaulted Receivable, all amounts received by the Servicer, from whatever source (including Insurance Proceeds) with respect to such Defaulted Receivable during such Collection Period, minus the sum of:
•	expenses incurred by the Servicer in connection with the collection of such Defaulted Receivable and the repossession and disposition of the related Financed Vehicle (to the extent not previously reimbursed to the Servicer); and
•	all payments required by law to be remitted to the obligor.
“Rees-Levering Act” means the Rees-Levering Motor Vehicle Sales and Finance Act, as amended.
“Reference Banks” means, on any LIBOR Determination Date, the four major banks in the London interbank market selected by the Indenture Trustee (after consultation with the Depositor).
“Registration Statement” means the registration statement, together with all amendments and exhibits thereto, filed by the Depositor with the SEC under the Securities Act relating to the Notes offered by this prospectus.
“Regular Principal Distributable Amount” means, with respect to any Payment Date, an amount equal to the lesser of (i) the aggregate principal amount of the Notes on that Payment Date (before giving effect to any payments of principal made to holders of the Notes on that Payment Date) and (ii) an amount equal to the amount, if any, by which the aggregate principal amount of the Notes on that Payment Date (before giving effect to any payments of principal made to holders of the Notes on that Payment Date) exceeds the excess, if any, of the Adjusted Pool Balance as of the last day of the related Collection Period minus the Target Overcollateralization Amount, less any Priority Principal Distributable Amount.
“Regulation AB” means Regulation AB under the Securities Act.
[“Regulation RR” means Regulation RR under the Securities Act.]
“Regulations” means the Treasury regulations promulgated and proposed under the Internal Revenue Code.
“Relevant Member State” means a Member State of the European Economic Area which has implemented the Prospectus Directive.

“Required Payment Amount” means, for any Payment Date, the aggregate amount to be applied on that Payment Date in accordance with clauses (1) through [(5)] under “Application of Available Funds—Priority of Distributions” plus, on the Final Scheduled Payment Date for a class of Notes, any additional amounts necessary to reduce the principal amount of that class of Notes to zero.
“Required Rate” means ___% per annum.
“Reserve Fund” means the account established and maintained by the Servicer in the name of the Indenture Trustee pursuant to the Sale and Servicing Agreement into which the Reserve Fund Deposit will be deposited and into which the Indenture Trustee will make the other deposits and withdrawals specified in this prospectus.
“Reserve Fund Amount” means, for any Payment Date, the amount on deposit in and available for withdrawal from the Reserve Fund after giving effect to all deposits to and withdrawals from the Reserve Fund on the preceding Payment Date (or in the case of the first Payment Date, the Closing Date).
“Reserve Fund Deposit” means an amount equal to ___% of the Cutoff Date Adjusted Pool Balance.
“Reserve Fund Draw Amount” means, for any Payment Date, the lesser of:
•	the amount, if any, by which the Required Payment Amount for that Payment Date exceeds the Available Collections for that Payment Date; and
•	the Reserve Fund Amount for that Payment Date;
provided, however, that, if (i) the sum of Available Collections and the Reserve Fund Amount equals or exceeds the sum of the Note Balance, accrued and unpaid interest thereon and all amount required to be paid to the Servicer and the Trustees on such Payment Date or (ii) on the last day of the related Collection Period the Pool Balance is zero, the Reserve Fund Draw Amount for that Payment Date will equal the Reserve Fund Amount for that Payment Date.
“Reserve Fund Required Amount” means, for (i) any Payment Date on which the Note Balance is greater than $0, ___% of the Cutoff Date Adjusted Pool Balance, or (ii) if the Notes have been paid in full, $0; provided, however, that at all times the Reserve Fund Required Amount may not exceed the Note Balance.
“Sale and Servicing Agreement” means the Sale and Servicing Agreement, dated as of __________, 20[__], among the Issuer, the Depositor, MBFS USA and the Servicer, as amended, supplemented or otherwise modified from time to time.
“SEC” means the Securities and Exchange Commission, and its successors.
“Securities” means collectively, the Notes and the Certificates.
“Securities Act” means the Securities Act of 1933, as amended.
“Servicer” means MBFS USA, in its capacity as servicer under the Sale and Servicing Agreement, and its successors in such capacity; provided that, to the extent MBFS USA appoints a subservicer to subservice the Receivables, except as otherwise indicated by the context, references to “Servicer” in this prospectus will mean the Servicer or a subservicer, as the case may be.
“Servicing Fee” means a fee payable to the Servicer on each Payment Date for the related Collection Period for servicing the Receivables which is equal to the product of 1/12 of 1.00% [(___ of 1.00% in the case of the first Payment Date)] and the Pool Balance as of the first day of that Collection Period (or as of the Cutoff Date in the case of the first Payment Date).
“Short-Term Note” means a note that has a fixed maturity date of not more than one year from the issue date of such note.

“Similar Law” means any federal, state or local law that imposes requirements similar to Title I of ERISA or Section 4975 of the Internal Revenue Code.
“Solvency II” means Article 135(2) of Directive 2009/138/EC of November 25, 2009, known as Solvency II, as amended, together with Articles 254-257 of Commission Delegated Regulation (EU) 2015/35 of 10 October 2014 supplementing that Directive.
“Sponsor” means MBFS USA.
“Target Overcollateralization Amount” means, with respect to any Payment Date, ___% of the Cutoff Date Adjusted Pool Balance.
“Transaction Documents” means the Indenture, the Trust Agreement, the Sale and Servicing Agreement, the Administration Agreement, Asset Representations Review Agreement and the Receivables Purchase Agreement.
“Trust Agreement” means the Amended and Restated Trust Agreement, dated as of __________, 20[__], between the Depositor and the Owner Trustee, as amended, restated supplemented or otherwise modified from time to time.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.
“Trustees” means the Indenture Trustee and the Owner Trustee.
“UCC” means the Uniform Commercial Code in effect in the applicable jurisdiction.
“United States” or “U.S.” means the United States of America.
“United States Person” generally means a person that is for United States federal income tax purposes a citizen or resident of the United States, a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to the United States federal income tax regardless of its source or a trust if:
•	a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or
•	the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States Person.
“Yield Supplement Overcollateralization Amount” means, with respect to any Payment Date and the related Collection Period (or any date during such Collection Period), an aggregate amount by which the Principal Balance as of the last day of such Collection Period of each Receivable (other than a Defaulted Receivable or a Purchased Receivable), exceeds the present value of each scheduled monthly payment of each such Receivable assuming the discount rate of such Receivable is the greater of the Required Rate or the related Contract Rate and all such monthly payments are made on the last day of each Collection Period and that each Collection Period has 30 days.
The Yield Supplement Overcollateralization Amount will be calculated as of the Cutoff Date for all future Payment Dates and will not be recalculated to give effect to delays, defaults or prepayments.  [[If the initial Note Balance is $___________, t]][[T]]he Yield Supplement Overcollateralization Amount for the Closing Date and each Payment Date will be:

Payment Date		Yield Supplement Overcollateralization Amount
Closing Date	$	_________.__
__________, 20[__]		_________.__
__________, 20[__]		_________.__
__________, 20[__]		_________.__

[[If the initial Note Balance is $___________, the Yield Supplement Overcollateralization Amount for the Closing Date and each Payment Date will be:
Payment Date		Yield Supplement Overcollateralization Amount
Closing Date	$	_________.__
__________, 20[__]		_________.__
__________, 20[__]		_________.__
__________, 20[__]		_________.__	]]

ANNEX I
Global Clearance, Settlement and
 Tax Documentation Procedures
The globally-offered Notes to be issued from time to time will initially be available only in book-entry form.  Investors in the globally-offered Notes may hold those Notes through any of DTC, Clearstream or Euroclear.  The globally-offered Notes will be tradable as home market instruments in both the European and United States domestic markets.  Initial settlement and all secondary trades will settle in same-day funds.
Secondary market trading between investors holding globally-offered Notes through Clearstream and Euroclear will be conducted in accordance with their normal rules and operating procedures and in accordance with conventional Eurobond practice.
Secondary market trading between investors holding globally-offered Notes through DTC will be conducted in accordance with the rules and procedures applicable to United States corporate debt obligations.
Secondary cross-market trading between Clearstream or Euroclear and organizations participating in DTC that hold offered Notes will be affected on a delivery-against-payment basis through the respective depositaries of Clearstream and Euroclear, in such capacity, and as DTC participants.
See “Description of the Notes—Book-Entry Registration” in the prospectus for further information.
A beneficial owner of globally-offered Notes holding Notes through Clearstream or Euroclear (or through DTC if the holder has an address outside the U.S.)  will be subject to the 30% U.S. withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by United States Persons (or, in the case of a Non-United States Person holding the Notes through a partnership, such other rate as is applicable), unless each clearing system, bank or other financial institution that holds customers’ Notes in the ordinary course of its trade or business in the chain of intermediaries between that beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and that beneficial owner takes steps to obtain one of the following exemptions or reduced tax rate:
Exemption for Non-United States Persons.  Non-United States Persons that are beneficial owners of the Notes and are individuals or entities treated as corporations for federal income tax purposes can generally obtain a complete exemption from the withholding tax by filing IRS Form W-8BEN or W-8BEN-E.  A Non-United States Person not described in the foregoing sentence that beneficially owns a Note may be subject to more complex rules.
Exemption for Non-United States Persons with Effectively Connected Income.  Non-United States Persons, including non-United States corporations or banks with a United States branch, that are beneficial owners of the Notes and for which the related interest income is effectively connected with the conduct of a trade or business in the United States can obtain a complete exemption from the withholding tax by filing IRS Form W-8ECI.
Exemption or Reduced Rate for Non-United States Persons Resident in Treaty Countries.  Non-United States Persons that for federal income tax purposes are individuals or entities treated as corporations that beneficially own the Notes and reside in a country that has a tax treaty with the United States may be able to obtain an exemption or reduced tax rate, depending on the treaty terms, by filing IRS Form W-8BEN or W-8BEN-E.  A Non-United States Person not described in the foregoing sentence that beneficially owns a Note may be subject to more complex rules.
Exemption for United States Persons.  United States Persons that are beneficial owners of the Notes can obtain a complete exemption from the withholding tax by filing IRS Form W‑9.
United States Federal Income Tax Reporting Procedure.  The beneficial owner of a globally-offered security files by submitting the appropriate form to the person through whom he holds, which person would be the clearing agency in the case of persons holding directly on the books of the clearing agency.  IRS Form W-8BEN, W-
A-I-1

8BEN-E and W-8ECI are effective from the date the form is signed through the end of the third succeeding calendar year.  If the information on either IRS Form W-8BEN, W-8BEN-E or W-8ECI changes, a new IRS Form W-8BEN, W-8BEN-E or W-8ECI, as applicable, must be filed within 30 days of such change.  IRS Form W-8BEN, W-8BEN-E and W-8ECI may be filed by the beneficial owner of a security or its agent.
This summary does not deal with all aspects of United States federal income tax withholding that may be relevant to foreign holders of the globally-offered Notes.  We suggest that you read “Material Federal Income Tax Consequences” in the prospectus for further information and consult your own tax advisors with respect to the tax consequences of holding or disposing of the globally-offered Notes.  The information contained in this Annex I is an integral part of the prospectus to which it is attached.
A-I-2

APPENDIX A
Static Pool Information for Prior Securitizations

This Appendix A sets forth in tabular format static pool information of specified pools of receivable included in the auto loan securitizations of MBFS USA issued during the last five years. The information in this Appendix A consists of summary information about the original characteristics of the prior pools and prepayment, delinquency and loss data for the prior securitized pools as well as graphical presentation of the data.  Because MBFS USA regularly implements changes to various aspects of its origination, purchasing and underwriting policies, the policies used to originate the various static pools included in Appendix A differ somewhat from those used to originate the pool of Receivables securitized in the current offering.  However, the prior pools are generally comparable since these changes have not been substantial and the receivables in the prior pools were originated under the same general underwriting and purchasing policy framework as the Receivables securitized in the current offering.  Nevertheless, prepayments, delinquencies and losses for the pool of Receivables in the securitization transaction described in this prospectus may differ from the information shown in this Appendix A for prior securitized pools of receivables, due to the differing characteristics of the pools along with the varying economic conditions applicable to those securitizations of MBFS USA.

Mercedes-Benz Auto Receivables Trust 20[__]-[_]
Composition of the Receivables as of the Cutoff Date
Closing Date	[_________]
Cutoff Date	[_________]
Aggregate Principal Balance	$[_________]
Number of Receivables	[_________]
Average Principal Balance	$[_________]
Principal Balance (Range)	$[_________] to $[_________]
Average Original Principal Balance	$[_________]
Original Principal Balance (Range)	$[_________] to $[_________]
Percentage of New Vehicles	[_________]%
Percentage of Pre-owned Vehicles	[_________]%
Weighted Average Contract Rate	[_________]%
Contract Rate (Range)	[_________]% to [_________]%
Weighted Average Original Term	[__] months
Original Term (Range)	[__] months to [__] months
Weighted Average Remaining Term(1)	[__] months
Remaining Term (Range)(1)	[__] months to [__] months
Weighted Average FICO® Score(2)	[_________]
Range of FICO® Scores(2)	[_________] to [_________]

(1)	Based on the number of monthly payments remaining as of the Cutoff Date.
(2)	The FICO® score with respect to any receivable with co-obligors is the higher of each obligor’s FICO® score at the time of application.

Distribution of the Receivables by Remaining Term to Maturity as of the Cutoff Date(1)
Remaining Term Range	Number of Receivables	Percentage of Total Number of Receivables(2)	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance(2)
xx month to xx months		%	$	%
xx month to xx months
xx month to xx months
Total		100.00%		$100.00%

(1)	Based on the number of monthly payments remaining as of the Cutoff Date.
(2)	Percentages may not add up to 100.00% due to rounding.

Distribution of the Receivables by State of Obligor Mailing Address Representing
 more than 5% of the Total Outstanding Principal Balance as of the Cutoff Date
Obligor Mailing Address	Number of Receivables	Percentage of Total Number of Receivables	Principal Balance as of the Cutoff Date	Percentage of Cutoff Date Pool Balance
[__________]		%	$	%
[__________]
[__________]
Total		100.00%		$100.00%

Prepayment Information
Set forth below is prepayment information relating to the motor vehicle installment sales contracts and installment loans owned by Mercedes-Benz Auto Receivables Trust 20[__]-[_] (“MBART 20[__]-[_]”).  The following table includes a pool factor based on the prepayment assumption(1) and an actual pool factor to allow a comparison of the effect of actual prepayments against the assumptions used to generate the declining balance table setting forth the principal balances of the notes using certain prepayment assumptions.
MBART 20[__]-[_]
Pool Factor(1)
[Graph of pool factor to be inserted here.]

(1)	Prepayment assumption based on ___% ABS speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Lives of the Notes”.

MBART 20[__]-[_]

	Payment Date	Planned Pool Amortization based on 1.3 ABS speed in $	Pool Factor	Actual Amortization in $	Pool Factor
Closing Date
1
2

Prepayment Speed Information
The following table sets forth prepayment speed information relating to the motor vehicle installment sales contracts and installment loans owned by MBART 20[__]-[_].  For more information regarding prepayment speeds, you should refer to “Weighted Average Lives of the Notes”.
Period	Scheduled Principal in $	Principal Coll. According to Investor Report in $	Unscheduled Principal in $	Principal Defaulted Amounts in $	Ending Pool Balance in $	Weighted Average Seasoning	All –In SMM	ABS Speed

							%	%
							%	%

Delinquency Experience
Set forth below is delinquency information relating to the motor vehicle installment sales contracts and installment loans owned by MBART 20[__]-[_] presented on a monthly basis.
[Graph of delinquency experience.]
MBART 20[__]-[_](1)

Period	Ending Pool Balance in $	31-60 Days Delinquent in $	% of Ending Pool Balance	61-90 Days Delinquent in $	% of Ending Pool Balance	91-120 Days Delinquent in $	% of Ending Pool Balance
			%		%		%
			%		%		%
			%		%		%

(1)	A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable.

Loss Experience
Set forth below is loss information relating to MBFS USA’s securitized portfolio of motor vehicle installment sales contracts and installment loans for new and pre-owned automobiles presented on a monthly basis.
[Graph of loss experience.]

MBART 20[__]-[_]

Period	Gross Principal Losses in $	Recoveries in $	Net Principal Losses in $	Cumulative Net Principal Losses as % of Cutoff Date Pool Balance
%
%
%

Mercedes-Benz Auto Receivables Trust 20[__]-[_]
Issuer

Daimler Retail Receivables LLC
Depositor
Mercedes-Benz Financial Services USA LLC
Sponsor, Servicer and Administrator
________________
Mercedes-Benz Auto Receivables Trust 20[__]-[_] will issue asset-backed notes with an aggregate initial principal amount of $_________ [[or an aggregate initial principal amount of $___________.  If the aggregate initial principal balance of the notes is $____________, t]][[T]]he following notes will be issued:
$__________ _____% Class A-1 Asset Backed Notes
$__________ _____% Class A-2[A] Asset Backed Notes
[$__________ LIBOR + _____% Class A-2B Asset Backed Notes
$__________ _____% Class A-3 Asset Backed Notes
$__________ _____% Class A-4 Asset Backed Notes
[$_____________ ___% Class B Asset Backed Notes]

[[If the aggregate initial principal balance of the notes is $____________, the following notes will be issued:
$__________ _____% Class A-1 Asset Backed Notes
$__________ _____% Class A-2[A] Asset Backed Notes
[$__________ LIBOR + _____% Class A-2B Asset Backed Notes
$__________ _____% Class A-3 Asset Backed Notes
$__________ _____% Class A-4 Asset Backed Notes
[$_____________ ___% Class B Asset Backed Notes]]]
________________________________
PROSPECTUS
_________________________________
You should rely only on the information contained or incorporated by reference in this prospectus.  Daimler Retail Receivables LLC has not authorized anyone to provide you with additional or different information.  Daimler Retail Receivables LLC is not offering the Notes in any state in which the offer is not permitted.
Dealers will deliver a prospectus when acting as underwriters of the Notes and with respect to their unsold allotments or subscriptions.  In addition, all dealers selling the Notes may be required to deliver a prospectus until 90 days after the date of this prospectus.
[Names of Underwriters]
__________, 20[__]

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 12.   Other Expenses of Issuance and Distribution.
The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement.
Securities and Exchange Commission	$100,700
Rating agency fees	$400,000
Printing	$2,000
Legal fees and expenses	$200,000
Accountants’ fees	$100,000
Fees and expenses of the Trustees	$20,000
Fees and expenses of the Asset Representations Reviewer	$100,000
Miscellaneous expenses	$10,000
Total	$932,700*

*            Amounts are estimated on a per take down basis.

ITEM 13.   Indemnification of Directors and Officers.
ITEM 13.1.   Daimler Retail Receivables LLC
Daimler Retail Receivables LLC has undertaken in its Limited Liability Company Agreement to indemnify, to the maximum extent permitted by the Delaware Limited Liability Company Law as from time to time amended, any currently acting or former director, officer, employee and agent of Daimler Retail Receivables LLC against any and all liabilities incurred in connection with their services in such capacities.  Under Section 10(b) of the proposed form of Underwriting Agreement, the Underwriters have undertaken in certain circumstances to indemnify certain controlling persons of Daimler Retail Receivables LLC, including the officers and directors, against liabilities incurred under the Securities Act of 1933, as amended.
ITEM 14.   Exhibits.
Exhibits		Description
1.1	—	Form of Underwriting Agreement.*
3.1	—	Certificate of Formation of Daimler Retail Receivables LLC.**
3.2	—	Limited Liability Company Agreement of Daimler Retail Receivables LLC.**
4.1	—	Form of Indenture (including forms of Notes).***
4.2	—	Form of Trust Agreement for each Issuer.***
5.1	—	Opinion of Sidley Austin LLP with respect to legality.*
8.1	—	Opinion of Sidley Austin LLP with respect to federal income tax matters.*
10.1	—	Form of Sale and Servicing Agreement. *
10.2	—	Form of Receivables Purchase Agreement.*
10.3	—	Form of Asset Representations Review Agreement.*
10.4	—	Form of Administration Agreement.*
23.1	—	Consent of Sidley Austin LLP (included as part of Exhibit 5.1). *
23.2	—	Consent of Sidley Austin LLP (included as part of Exhibit 8.1). *
24.1	—	Powers of Attorney with respect to signatories for Daimler Retail Receivables LLC.*
25.1	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.****
36.1	—	Form of Depositor certification for shelf offerings of asset-backed securities.*

102.1	—	Asset data file.*****
103.1	—	Asset related documents.*****

*	Previously filed.
**	Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3, no. 333-181985 filed by registrant.
***	Filed herewith.
****	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.
*****
For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

ITEM 15.   Undertakings.
(a)	As to Rule 415:
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, That:
(A) [Not applicable].
(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.
(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)    [Not applicable].
(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii), or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(7)    To file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.
(b)	As to documents subsequently filed that are incorporated by reference:
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	[Not applicable].
(d)	[Not applicable].
(e)	[Not applicable].
(f)	[Not applicable].
(g)	[Not applicable].
(h)	As to indemnification:
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(i)	[Not applicable].
(j)	As to qualification of Trust Indentures under Trust Indenture Act of 1939 for delayed offerings:
The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act of 1939.
(k)	As to Regulation AB:
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant Daimler Retail Receivables LLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington Hills, State of Michigan on August 1, 2016.
DAIMLER RETAIL RECEIVABLES LLC (Registrant)

By:	/s/ Michelle D. Spreitzer
Name: Michelle D. Spreitzer
Title: Manager

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the  Registration Statement has been signed by the following persons with respect to Daimler Retail Receivables LLC in the capacities and on the dates indicated:
Signature	Title	Date

*	President and Chief Executive Officer	August 1, 2016
Peter A. Zieringer	(Principal executive officer)

*	Vice President and Controller	August 1, 2016
Brian T. Stevens	(Principal financial and accounting
officer) and Manager

*	Manager	August 1, 2016
Bernard J. Angelo

*	Manager	August 1, 2016
Kevin P. Burns

*	Manager	August 1, 2016
Kenneth D. Casper

/s/ Michelle D. Spreitzer	Manager	August 1, 2016
Michelle D. Spreitzer

*	By:	/s/ Michelle D. Spreitzer
		Name:	Michelle D. Spreitzer
		Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibits		Description
1.1	—	Form of Underwriting Agreement.*
3.1	—	Certificate of Formation of Daimler Retail Receivables LLC.**
3.2	—	Limited Liability Company Agreement of Daimler Retail Receivables LLC.**
4.1	—	Form of Indenture (including forms of Notes).***
4.2	—	Form of Trust Agreement for each Issuer.***
5.1	—	Opinion of Sidley Austin LLP with respect to legality.*
8.1	—	Opinion of Sidley Austin LLP with respect to federal income tax matters.*
10.1	—	Form of Sale and Servicing Agreement. *
10.2	—	Form of Receivables Purchase Agreement.*
10.3	—	Form of Asset Representations Review Agreement.*
10.4	—	Form of Administration Agreement.*
23.1	—	Consent of Sidley Austin LLP (included as part of Exhibit 5.1). *
23.2	—	Consent of Sidley Austin LLP (included as part of Exhibit 8.1). *
24.1	—	Powers of Attorney with respect to signatories for Daimler Retail Receivables LLC.*
25.1	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.****
36.1	—	Form of Depositor certification for shelf offerings of asset-backed securities.*
102.1	—	Asset data file.*****
103.1	—	Asset related documents.*****

*	Previously filed.
**	Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3, no. 333-181985 filed by registrant.
***	Filed herewith.
****	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.
*****
For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.